As filed with the Securities and Exchange Commission on July 3, 1997

                                                     Registration No. 333-26269
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                 Amendment No. 1

                                       to

                                    FORM SB-2

                             Registration Statement
                                    Under The
                             Securities Act of 1933
                                 ---------------

                           INTERNATIONAL ISOTOPES INC.
                 (Name of Small Business Issuer in its Charter)


           Texas                               2835                       74-2763837
(State or Other Jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)      Identification No.)

                       2600 Longhorn Boulevard, Suite 105

                               Austin, Texas 78758
                                 (512) 834-1822
          (Address and Telephone Number of Principal Executive Offices)


                       2600 Longhorn Boulevard, Suite 105

                               Austin, Texas 78758
    (Address and Principal Place of Business or Intended Principal Place of
                                    Business)


                               SIDNEY TODRES, ESQ.

                          Epstein Becker & Green, P.C.
                                 250 Park Avenue
                            New York, New York 10177
                                 (212) 351-4500
            (Name, Address and Telephone Number of Agent for Service)


                                    Copy to:

                            LAWRENCE B. FISHER, ESQ.
                       Orrick, Herrington & Sutcliffe LLP
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 506-5000


                Approximate Date of Proposed Sale to the Public:
   As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 ---------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                           INTERNATIONAL ISOTOPES INC.

                                ---------------

                              CROSS-REFERENCE SHEET
                   (Between Items of Form SB-2 and Prospectus)


Form SB-2 Item No. and Caption                                          Prospectus Captions
------------------------------                                          -------------------
 1.   Front of Registration Statement and
      Outside Front Cover of Prospectus   ..................   Front Cover Page; Underwriting
 2.   Inside Front and Outside Back Cover Pages
      of Prospectus  .......................................   Inside Front Cover Page; Available Information;
                                                                Back Cover Page
 3.   Summary Information and Risk Factors   ...............   Prospectus Summary; The Company; Risk Factors
 4.   Use of Proceeds   ....................................   Use of Proceeds
 5.   Determination of Offering Price  .....................   Underwriting
 6.   Dilution .............................................   Dilution
 7.   Selling Security Holders   ...........................   Principal and Selling Stockholders
 8.   Plan of Distribution .................................   Front Cover Page; Underwriting
 9.   Legal Proceedings ....................................   Business
10.   Directors, Executive Officers, Promoters
      and Control Persons  .................................   Management; Principal and Selling Stockholders
11.   Security Ownership of Certain Beneficial
      Owners and Management   ..............................   Principal and Selling Stockholders
12.   Description of Securities  ...........................   Description of Capital Stock
13.   Interest of Named Experts and Counsel  ...............   Experts
14.   Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities  ......   Description of Capital Stock
15.   Organization Within Last Five Years ..................   Prospectus Summary; The Company; Business
16.   Description of Business ..............................   Business
17.   Management's Discussion and Analysis or
      Plan of Operation ....................................   Plan of Operation
18.   Description of Property ..............................   Business
19.   Certain Relationships and Related Transactions  ......   Certain Transactions
20.   Market for Common Equity and
      Related Stockholder Matters   ........................   Front Cover Page; Capitalization; Dividends;
                                                                Description of Securities; Principal and Selling
                                                                Stockholders
21.   Executive Compensation  ..............................   Management
22.   Financial Statements .................................   Selected Consolidated Financial Data; Consolidated
                                                                Financial Statements
23.   Changes in and Disagreements With
      Accountants on Accounting and Financial
      Disclosure  ..........................................   Not Applicable

                    Subject to Completion, Dated July 3, 1997


PROSPECTUS


[INTERNATIONAL ISOTOPES INC. LOGO]

                                2,200,000 Shares
                          INTERNATIONAL ISOTOPES INC.
                                  Common Stock

                               ------------------


     International Isotopes Inc. (the "Company") hereby offers (the "Offering") 2,200,000 shares of its common stock, $.01 par value (the "Common Stock"). Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that such a market will develop following completion of this Offering or, if developed, that it will be sustained. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on The Nasdaq SmallCap Market ("Nasdaq") under the symbol "INIS" and listing of the Common Stock on the Boston Stock Exchange ("BSE") under the symbol "ITL."

     Certain existing stockholders, directors and officers of the Company and their affiliates or designees intend to purchase approximately 10% of the shares of Common Stock being offered hereby. Certain other stockholders of the Company (the "Selling Stockholders") have granted the Underwriters an option to purchase 100,000 shares of Common Stock solely to cover over-allotments, if any. See "Principal and Selling Stockholders."

                               ------------------

           THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK
             AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS"
                      COMMENCING ON PAGE 9 AND "DILUTION."

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                      Price to        Underwriting     Proceeds to
                       Public         Discount (1)     Company (2)
-------------------------------------------------------------------
Per Share   ......       $                $                $
Total (3)   ......     $                $                $
-------------------------------------------------------------------


(1) Does not include additional compensation payable to Keane Securities Co., Inc., the representative of the several Underwriters (the "Representative"), in the form of a non-accountable expense allowance. In addition, see "Underwriting" for information concerning indemnification and contribution arrangements with the Underwriters and other compensation payable to the Representative.

(2) Before deducting estimated expenses of $        payable by the Company,
    including the non-accountable expense allowance payable to the Representative.


(3) The Company and the Selling Stockholders have granted the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase from them up to an additional 230,000 and 100,000 shares of
    Common Stock, respectively, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to the Company will be $       , $        and
    $       , respectively, and the proceeds to the Selling Stockholders will be
    $       . See "Principal and Selling Stockholders" and "Underwriting."

                               ------------------

     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this Offering and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor at the offices of Keane Securities Co., Inc. in
New York, New York on or about       , 1997.

                               ------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such State.

                               ------------------

                          Keane Securities Co., Inc.

             The date of this Prospectus is              , 1997.

                       Steps from Accelerator to Patients
            for Use in Nuclear Medicine Diagnostics and Therapeutics

  As of the date of this Prospectus, the Company's radioisotope production facility has not been constructed and the Company's proton linear accelerator (the "LINAC") has not been tested.

Step I: When fully operational, the LINAC will use intense beams to simultaneously bombard a wide variety of stable isotope targets, thereby efficiently creating a number of radioactive isotopes ("radioisotopes").

Step II: Further in-house processing and refining followed by thorough quality control testing will be implemented to assure that the Company's products are pharmaceutical grade radioisotopes.

Step III: Pharmaceutical grade radioisotopes will be sent either to radiopharmaceutical companies or to the Company's in-house laboratory for final processing and will be chemically attached ("tagged") to appropriate pharmaceutical molecules, thereby creating radiopharmaceuticals for use in diagnostic and therapeutic nuclear medicine. The pharmaceutical components may be monoclonal antibodies, peptides or other chemical entities that act as vectors in the delivery of tagged radioisotopes to selected internal targets within the patient.

                                [PHOTO OF LINAC]

Step IV: Radiopharmaceuticals may be packaged in single doses or in multidose forms and will be promptly shipped via common carriers to local, regional, national and/or international radiopharmacies, hospitals, clinics and research institutions.

Step V. Upon arrival at a hospital's nuclear medicine radiology or cardiology department (or other designated site), qualified physicians or their designated technologists will utilize the radiopharmaceuticals in-the-body ("in vivo") in conjunction with external imaging equipment such as SPECT or PET cameras to conduct diagnostic tests for cardiovascular problems, cancerous tumor location and other organ malfunctions.

Step VI: When feasible, radiopharmaceuticals are increasingly being used for in vivo therapeutic treatment of primary and secondary tumors and metastasized cells of various cancers including lung, breast, prostate, bone and brain cancer. The Company believes that in vivo therapeutics using existing as well as promising new radiopharmaceuticals represent the fastest growing segment of nuclear medicine.

                           ---------------------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, product development, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, information in this Prospectus (i) gives effect to a 2.5-for-1 stock split effected March 15, 1997 and the adoption of Restated Articles of Incorporation on March 20, 1997, (ii) assumes no exercise of the Underwriters' over-allotment option to purchase up to an additional 330,000 shares of Common Stock (230,000 shares from the Company and 100,000 shares from the Selling Stockholders) and (iii) assumes no exercise of the warrants to purchase 220,000 shares of Common Stock issued to the Representative in connection with this Offering (the "Representative's Warrants"). A glossary of terms has been included on page 58 of this Prospectus.


                                  The Company

     International Isotopes Inc. (the "Company") is a development stage company which intends to be the first domestic producer of a full range of pharmaceutical grade radioactive isotopes ("radioisotopes") and radiopharmaceuticals (on a contract or joint venture basis) for commercial sale to the nuclear medicine industry. Radioisotopes, which are indispensable components of nuclear medicine, are radiation emitting atoms that are used for both medical diagnostics and in-the-body ("in vivo") therapeutics. The Company also intends, under an exclusive worldwide license, to complete development of and to manufacture and market for use in diagnostic nuclear medicine a high resolution medical imaging camera, key components of which are patented. Based on spatial resolutions achieved in industrial applications of the licensed patented inventions, the Company believes its medical imaging camera will have resolution at least four times greater than any medical imaging camera currently on the market.

     When a specifically selected radioisotope is attached or "tagged" to one of a variety of pharmaceuticals, the resulting product is known as a radiopharmaceutical. The pharmaceutical component acts as a carrier to seek out targeted internal organs, tumor sites and/or cells for which it has a predetermined natural affinity. In diagnostics, the radioisotope component provides a signal as to the location of the attached pharmaceutical as it targets the specific organ or site. This process, in turn, is captured by external imaging equipment, such as positron emission tomography ("PET") and single photon emission computed tomography ("SPECT") cameras. In therapeutics, the radioisotope component provides in vivo treatment of the targeted organ, cancerous tumor and/or cancerous cell site through the emission of either photons or beta radiation.

     According to a 1995 report by the Committee on Biomedical Isotopes of the Institute of Medicine--National Academy of Sciences entitled "Isotopes for Medicine and Life Sciences" (the "IOM Report"), nuclear medicine is estimated to be a $7 to $10 billion industry in the United States of which, according to a 1995 study by Frost & Sullivan entitled "World Nuclear Medical Imaging" (the "F&S 1995 Report"), the U.S. diagnostic radiopharmaceutical segment, in which the Company plans to participate, was estimated at $594 million in 1995, increasing at a 12.1% compound annual rate, which would result in over a $1 billion U.S. market for diagnostic radiopharmaceuticals by the year 2000. The Company believes that the in vivo therapeutics radiopharmaceutical segment of nuclear medicine, in which the Company also plans to participate, will grow at a substantially higher rate based on anticipated United States Food and Drug Administration ("FDA") approvals of a number of monoclonal antibodies, peptides and other pharmaceutical carriers, currently in clinical trials, for in vivo therapeutic treatment of various forms of cancer, including primary and secondary tumors, metastasized sites and organ disorders, including cardiovascular disease. In vivo therapeutic doses of radioisotopes (measured in millicuries) administered to a patient are generally ten to 100 times greater than diagnostic doses as illustrated by certain new drug applications ("NDAs") filed with the FDA by Mallinckrodt Medical, Inc. and, accordingly, generate proportionally greater revenues.

     In May 1996, the Company acquired for approximately $2.9 million from the State of Texas the equipment, proprietary designs and certain intellectual property rights comprising the proton linear accelerator injector (the

"LINAC") which was part of the U.S. government's 53-mile Superconducting Super Collider ("SSC") project. The State of Texas had acquired all of the SSC project's land, facilities and equipment from the U.S. government as part of a settlement among the State of Texas, the U.S. government and the U.S. Department of Energy (the "DOE") following Congress's termination of the SSC project in 1994, and elected to sell most of these assets under sealed bids. The LINAC assets constituted the first of the assets to be sold. The LINAC has been redesigned and is being reconfigured by the Company to produce an energy level of up to 70 million electron volts ("70 MeV"), which is more than twice that of all but one of the 17 largest commercial proton cyclotron accelerators currently in use in the United States (collectively, the "Cyclotrons"). In addition, the LINAC is also designed to have a beam intensity of 1,000 microamperes ("1.0mA"), which is five times the beam intensity of all but four of the Cyclotrons, four times the beam intensity of one of the Cyclotrons, and equivalent beam intensity to the remaining three Cyclotrons (the latter three Cyclotrons having an energy level of only 18 MeV). When fully operational in conformity with the Company's redesign and reconfiguration, anticipated to occur in the second quarter of 1998, as to which there can be no assurance, the Company believes the LINAC will be able to produce radioisotopes at approximately one-fifth the unit cost and five times the volume (measured in millicuries) of any of the Cyclotrons. According to a report by Austin & Repatriation Medical Centre (the "Austin Report"), a new 10 MeV cyclotron cost approximately $7.6 million in 1992. Based upon such report and the Company's estimation of additional costs associated with purchasing a 30 MeV cyclotron, the Company believes a new 30 MeV cyclotron radioisotope production facility would cost approximately $10 to $12 million and would become operational two to three years from the date ordered. To the Company's knowledge, there are no new commercial cyclotrons or linear accelerators with energy capacities of 30 MeV or more currently on order in the United States.

     Only one of the Cyclotrons has an energy level significantly above 30 MeV (i.e. approximately 80 MeV) but it is limited in its production capacity due to its maximum 0.25mA beam intensity. According to the IOM Report, the production of many promising radioisotopes for medical diagnostic and therapeutic use will require proton accelerators with energy levels higher than 30 MeV. Heretofore, two U.S. government national laboratories, Brookhaven National Laboratory and Los Alamos National Laboratory, have been the primary domestic suppliers of research radioisotopes which require such higher energy levels to produce. However, a combination of scheduling problems, costs and, more recently, anticipated long-term or permanent shutdowns have made these two sources unreliable and/or unavailable. It is the Company's strategy to supply currently used radioisotopes and to use its high energy 70 MeV LINAC to manufacture many of the upcoming and potentially superior diagnostic and therapeutic pharmaceutical grade radioisotopes. In addition, when the LINAC is fully operational, the Company intends to manufacture and distribute finished radiopharmaceutical kits (finished, packaged dosage-form radiopharmaceutical drug products) for the major and specialized radiopharmaceutical companies on a contract or joint venture basis.

     According to the IOM Report, one out of every three hospital patients in the United States undergoes a procedure involving the use of radioisotopes for diagnosis or therapy and more than 13 million diagnostic medical procedures employing radioisotopes are performed annually. Based on the 13 million diagnostic medical procedures and the projected 12.1% compound annual growth rate thereof, the Company estimates that there will be approximately 21 million diagnostic medical procedures employing radioisotopes performed in the United States by the year 2000. In addition, according to the 1996 Radiation Oncology Census Summary Report Analysis by Technology Marketing Group (the "TMG 1996 Radiation Oncology Report"), approximately 490,000 therapeutic medical procedures employing radioisotopes were performed in the United States in 1995 with each such procedure requiring multiple therapeutic treatments, resulting in more than one million therapeutic treatments employing radioisotopes. The F&S 1995 Report projects that the oncological (i.e., therapeutic) world radiopharmaceutical market will grow at a compound annual rate of 19.7%, which should result in over one million therapeutic medical procedures employing radioisotopes being performed in the United States by the year 2000.

     Cancer is the leading cause of death in the United States after heart disease according to the American Heart Association. In the United States, five million persons have been diagnosed as having cancer within the past five years and, according to the American Cancer Society, an estimated one million persons are expected to be diagnosed with the disease in 1997. Worldwide, there are more than 200 drug products currently under development for both cancer diagnostics and treatment according to a 1997 report by Frost & Sullivan (the "F&S 1997 Report"). Many of these are radiopharmaceuticals which require specific radioisotopes which cyclotron accelerators currently in commercial use in the United States cannot produce either in volume or at all because of their limited energy and/or beam intensity. The Company expects that the LINAC will be able to produce such specific radioisotopes.

     Presently, the most commonly used radioisotopes in the United States, such as molybdenum-99 ("Mo-99"), thallium-201, gallium-67, indium-111 and palladium-103, which the Company intends to commercially produce, are produced by four domestic radiopharmaceutical companies, primarily for their own use, and by two foreign manufacturers, and are used either independently or in various combinations or "cocktails" to assist in the diagnosis of a myriad of medical conditions, including coronary heart disease, pulmonary embolism, thyroid carcinoma, bone cancer, brain disorders, acute cholecystitis (inflammation of the gall bladder), gastrointestinal bleeding, renal artery stenosis and other diseases.

     Based on volume, 70% of all radioisotopes currently used in diagnostic nuclear medicine in the United States are from foreign sources with substantially all commercially available nuclear reactor-produced radioisotopes being manufactured in Canada. This is of continuing concern to the medical community, researchers and the DOE. Accelerators have a significant environmental advantage over nuclear reactors in that they produce radioisotopes with relatively little attendant radioactive waste. Mo-99, which accounted for 36% of the revenues and 68% of the unit volume of sales of radioisotopes for diagnostic nuclear medicine in 1993 according to a report by Technology Marketing Group (the "TMG 1993 Report"), currently is reactor-produced and represents approximately 6% of the fission product yield, resulting in approximately 90% radioactive waste with long-term hazardous levels of radiation. As a result of the high energy level of the LINAC, the Company believes it will be able to utilize the LINAC beam to bombard a target that produces a cone of neutrons which, in turn, will bombard another target to produce Mo-99 with limited attendant radioactive waste. In addition, most of the costs associated with producing Mo-99, whether by nuclear reactor or by the LINAC as contemplated by the Company, are attributable to the chemical processing required to isolate Mo-99 after its production. Accordingly, the Company expects that the cost of producing Mo-99 in the LINAC will be substantially equivalent to the cost of producing Mo-99 in a nuclear reactor.

     The Company is constructing a 27,000 square foot facility for administration, manufacturing, research and development and intends to construct a 40,000 square foot facility for radioisotope production (the "Radioisotope Production Facility") on 21.6 acres of land the Company has acquired in a 500 acre high technology biomedical research industrial park located in Denton, Texas, known as the "North Texas Research Center" (the "Research Center"). The Company expects the administration, manufacturing, research and development facility to be completed by September 1997 and the Radioisotope Production Facility (for which a preliminary design study has been completed) to be completed by March 1998, as to which there can be no assurance. The Research Center is strategically located adjacent to a principal highway and is approximately 24 miles from the Dallas/Fort Worth International Airport and approximately 14 miles from Alliance Industrial Airport. Radioisotopes manufactured by the Company will be packaged for immediate transport by overnight carriers which have distribution hubs at these airports. Most radioisotopes used in nuclear medicine have limited half-lives and the proximity of the Company's facilities to these airports will enable the Company to deliver its radioisotopes and radiopharmaceuticals to most locations in the United States within 12 to 24 hours of production.

     The Company has an option to acquire approximately 60 additional acres of land in the Research Center adjacent to the site of the Radioisotope Production Facility to enable major and specialized pharmaceutical companies, radiopharmacies and related service companies to establish facilities in close proximity to the Company to facilitate coordination and joint venture projects with the Company for the manufacture and delivery of radiopharmaceuticals to hospitals, clinics, radiopharmacies and research institutions.

     As part of its long-term strategy, upon completion of its facilities, the Company intends to complete the development of and commence to manufacture and market for use in diagnostic nuclear medicine a high resolution medical imaging camera, key components of which are patented. The Company has obtained the exclusive worldwide rights in the medical field to the relevant patents from Hospital Financial Corporation which cover certain inventions by Ira Lon Morgan, Ph.D., a founder and the Chairman of the Board of the Company. These inventions refine the resolution of penetrating radiation to the count of single photons. Pursuant to the license, the Company issued 25,000 shares of Common Stock to Hospital Financial Corporation and agreed to pay royalties equal to 1% of the net revenues received by the Company from the sale or use of products covered by the licensed patents. Current medical imaging cameras are limited in their spatial resolution and sensitivity due to the use of electric current integration detection of photons and the scatter of low energy photons. Presently, the resolution of SPECT cameras is approximately four millimeters and is approximately ten millimeters for PET cameras. Certain aspects of the licensed patented inventions which will be adapted for use in the Company's medical imaging camera have been used in a camera designed for industrial applications which has demonstrated spatial resolution of less than 0.5 millimeters, reflecting a material enhancement compared to existing medical imaging technology. There is a direct correlation between the early detection of a cancerous tumor and the likelihood of a successful outcome following treatment.

     In 1995, according to the 1995 Nuclear Medicine Database Summary Report Analysis by Technology Marketing Group (the "TMG 1995 Nuclear Medicine Report"), the number of installed medical imaging cameras worldwide was 10,110 located at 4,780 sites. According to the 1995 TMG Nuclear Medicine Report, the predominant imaging cameras were SPECT, which numbered 6,890 units in 1995 up from 5,940 units in 1993. According to the F&S 1995 Report, it is estimated that more than 1,000 medical imaging cameras for diagnostic nuclear medicine will be purchased during 1997 representing an annual U.S. market of approximately $380 million.

     The Company's management team has been assembled by Dr. Morgan. The Company believes that its senior management, collectively, has had more experience in designing, constructing and operating linear accelerators than the management group of any other commercial company in the country. The team includes senior management personnel who are known internationally for their expertise in radioisotope production, radiochemical processing and radiopharmaceutical production.

     The Company's business strategy is to become the leading domestic commercial producer of a full range of radioisotopes and radiopharmaceuticals, on a contract or joint venture basis, and a producer of medical instrumentation for use in nuclear medicine, radiation oncology, diagnostic imaging and research by:

   [bullet] Completing construction of the Radioisotope Production Facility by
            March 1998;

   [bullet] Commencing full operation of the LINAC by June 1998 and commencing to produce all radioisotopes required for diagnostic medical imaging and most radioisotopes required for radiation therapy, including radioisotopes which can only be produced in volume with the higher energy and beam intensity of the LINAC;

   [bullet] Developing relationships with major and specialized radiopharmaceutical companies to produce, package and distribute radiopharmaceuticals, on a contract or joint venture basis, to radiopharmacies and end-users throughout the United States and worldwide;

   [bullet] Forming joint ventures in foreign countries to construct hand/or operate linear accelerator facilities to produce radioisotopes and radiopharmaceuticals and to license the related technology;

   [bullet] Building upon its current relationships with medical institutions and universities in the southwestern United States, including the University of North Texas in Denton, Texas; the University of Texas Southwest Medical Center in Dallas, Texas; M.D. Anderson Cancer Institute in Houston, Texas; the School of Pharmacy and Radiopharmacy in Albuquerque, New Mexico; and the School of Pharmacy and Radiopharmacy at the University of Oklahoma, and entering into contracts to assist these institutions, as well as other institutions, in their research and development of radioisotopes and radiopharmaceuticals in exchange for the exclusive commercial rights to the developed technology;

   [bullet] Completing development of, manufacturing and marketing a proprietary high resolution medical imaging camera for use in diagnostic nuclear medicine; and


   [bullet] Developing, manufacturing and marketing a pulsed plasma device to produce (i) short-lived positron radioisotopes for use in PET imaging cameras and (ii) thermal neutrons essential to a certain localized cancer therapy treatment.


     The Company was organized under the laws of the State of Texas in November 1995. Its principal executive offices, located at 2600 Longhorn Boulevard, Suite 105, Austin, Texas 78758 (tel. 512-834-1822), is expected to be moved to the administration, manufacturing, research and development facility being constructed at Denton, Texas by September 1997.

                                   The Offering


Common Stock offered by the Company .....................   2,200,000 shares
Common Stock outstanding prior to the Offering  .........   3,915,950 shares(1)
Common Stock to be outstanding after the Offering  ......   6,115,950 shares(1)
Use of Proceeds   .......................................   To repay certain indebtedness; to reconfigure, assemble,
                                                            test and commence operation of the LINAC, including
                                                            capital expenditures to procure radioisotope processing
                                                            equipment; to acquire radioisotopes for distribution prior to full operation of the LINAC; to complete development
                                                            of, manufacture and market a proposed medical imaging
                                                            camera; to develop, manufacture and market a proposed
                                                            pulsed plasma device; and for working capital and
                                                            general corporate purposes. See "Use of Proceeds."
Risk Factors and Dilution  ..............................   An investment in the shares of Common Stock offered
                                                            hereby involves a high degree of risk and immediate
                                                            and substantial dilution. Prospective investors should
                                                            carefully consider the matters set forth under the
                                                            captions "Risk Factors" and "Dilution."
Proposed Symbols:
 Nasdaq  ................................................   "INIS"
 Boston Stock Exchange  .................................   "ITL"



--------
(1) Does not include 600,000 shares of Common Stock reserved for issuance upon exercise of options or stock appreciation rights or the issuance of restricted stock under the Company's 1997 Long Term Incentive Plan (the "Incentive Plan"), pursuant to which options to purchase 290,000 shares of Common Stock have been granted or approved for grant by the Company's
    Board of Directors at an exercise price of $     per share (85% of the
    initial public offering price per share). See "Capitalization," "Management--Long Term Incentive Plan" and "Certain Transactions."

                         Summary Financial Information


                                              Period from                   Three months                Period from
                                           November 1, 1995               ended March 31,           November 1, 1995
                                          (inception) through     ------------------------------   (inception) through
                                          December 31, 1996          1997             1996          March 31, 1997
                                          ---------------------   --------------   -------------   --------------------
Statement of Operations Data:
Sale of accelerator components   ......       $ 775,102             $ 128,072        $     --          $     903,174
Cost of sales  ........................         263,440                65,656              --                329,096
                                             -----------           -----------      ----------         -------------
 Gross profit  ........................         511,662                62,416              --                574,078
Operating costs and expenses  .........        (883,637)             (334,659)        (14,452)            (1,218,296)
Other income (expenses)    ............        (712,471)              (82,893)             --               (795,364)
Extraordinary gain on debt
 extinguishment   .....................         250,000                    --              --                250,000
                                             -----------           -----------      ----------         -------------
Net loss    ...........................        (834,446)             (355,136)        (14,452)            (1,189,582)
                                             ===========           ===========      ==========         =============
Net loss per share   ..................          $(0.22)               $(0.09)
                                             ===========           ===========
Weighted average shares of Common
 Stock used to compute net loss
 per share  ...........................       3,766,663             3,944,002
                                             ===========           ===========




                                                     March 31, 1997
                                 -------------------------------------------------------
                                                                         Pro Forma
                                    Actual          Pro Forma(1)      As Adjusted(1)(2)
                                 ----------------   ---------------   ------------------
Balance Sheet Data:
Working capital   ............    $     774,974      $   774,974       $  16,584,755
Total assets   ...............        4,234,484        5,184,484          19,275,484
Total liabilities    .........        2,707,862        3,677,599             448,599
Deficit accumulated during the
 development stage   .........       (1,189,582)      (1,245,372)         (1,245,372)
Stockholders' equity    ......        1,526,622        1,585,832          18,905,832



--------
(1) Gives pro forma effect to the following events which occurred subsequent to March 31, 1997: (a) the incurrence by the Company of additional indebtedness and the repayment of certain indebtedness between March 31, 1997 and June 30, 1997 (the "Subsequent Financings"), (b) the contribution to capital of 247,496 shares of Common Stock and the subsequent sale by the Company of such shares, plus an additional 47,504 shares, at a purchase price of $1.60 per share, for notes aggregating $472,000 and (c) the recognition of compensation expense of $55,790 for the period March
    31, 1997 through June 30, 1997 for the transactions described in clause
    (b) above. See "Use of Proceeds," "Plan of Operation--Liquidity and
    Capital Resources" and "Certain Transactions."

(2) Adjusted to give effect to the sale by the Company of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the initial application of the net proceeds therefrom. See "Use of Proceeds," "Plan of Operation--Liquidity and Capital Resources" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                 RISK FACTORS


     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully by prospective investors, who should be in a position to risk the loss of their entire investment. This Prospectus contains forward-looking statements which include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, product development, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

Development Stage Company; Limited Operating History; History of Losses

     The Company is in the development stage and is subject to all of the business risks associated with a new enterprise, including uncertainties regarding operation of the LINAC, constraints on the Company's financial and personnel resources, government regulation, development of proposed products and competition. The Company was incorporated in November 1995 and has a limited operating history. Its operations to date have been limited to acquiring the LINAC and related assets, redesigning and reconfiguring the LINAC for production of radioisotopes, designing facilities for its operations, acquiring land, acquiring license rights for its proposed medical imaging camera and proposed pulsed plasma device, raising capital, selling accelerator components and disposing of excess equipment through private sales and auctions. At March 31, 1997, the Company had an accumulated deficit of approximately $1,200,000. The Company has generated only limited operating revenues, the LINAC is not operational and has not been tested and there can be no assurance as to when or whether the Company will become profitable. See "Plan of Operation."


Untested LINAC

     The LINAC design is based on the linear accelerators at the Brookhaven National Laboratory and the Los Alamos National Laboratory, but the LINAC's configuration differs from such linear accelerators in that the LINAC is configured to operate at a significantly lower energy level (70 MeV as compared to 200 MeV and 800 MeV, respectively), produce a higher beam intensity (1.0mA as compared to 0.10mA to 0.15mA, respectively) and utilize three extracted beams of protons at different energy levels to produce multiple radioisotopes rather than one. In its intended configuration, the LINAC has not been tested to produce radioisotopes and will not be able to be fully tested until the Radioisotope Production Facility has been completed. There can be no assurance that the tests will be successful and/or that the LINAC will operate as designed. Delays in the operation of the LINAC or its inability to operate as designed would materially adversely affect the Company. See "Business--The LINAC."


Possible Need for Additional Financing

     The Company anticipates the net proceeds of this Offering will be sufficient to finance its activities for at least 18 months following the date of this Prospectus. There can, however, be no assurance that the Company will not require additional financing or, if required, that such additional financing will be available to the Company on acceptable terms, or at all. Factors that may lead to a need for additional financing include delays in construction of the Company's administration, manufacturing, research and development facility or Radioisotope Production Facility; delays in commencing operation of the LINAC; delays in the regulatory approval process for the Radioisotope Production Facility, the LINAC, the proposed medical imaging camera or the proposed pulsed plasma device; unanticipated expenses in developing the proposed medical imaging camera or pulsed plasma device; the necessity of having to protect and enforce intellectual property rights; and technological and market developments. To the extent the Company obtains additional capital by issuing equity securities, investors in this Offering may be diluted. Debt financing, if available, will likely contain restrictive covenants, including covenants restricting the Company's ability to incur additional indebtedness and pay dividends, and provide for security interests in the Company's assets. The unavailability of additional financing, when needed, could have a material adverse effect on the Company. See "Plan of Operation."

     The Company is financing construction of its administration, manufacturing, research and development facility with mortgage financing from a commercial lending institution, and although it also intends to finance construction of its Radioisotope Production Facility, at an estimated cost of $3,500,000, through additional mortgage financing, there can be no assurance that the Company will be able to obtain such mortgage financing, in which event the Company may be required to fund such construction, in whole or in part, with proceeds from this Offering (in which event the Company may be required to reduce amounts currently allocated to other uses) or alternative sources of financing, the availability of which cannot be assured. See "Use of Proceeds" and "Plan of Operation--Liquidity and Capital Resources."

Limited Sources for Raw Materials

     Enriched stable isotopes, which are used as targets (i.e. they are bombarded with protons to produce radioisotopes), constitute the principal raw materials required for the manufacture of accelerator-produced radioisotopes. The principal United States source for enriched stable isotopes is the Oak Ridge National Laboratory in Oak Ridge, Tennessee, which relies on government funding for continuing production. Although currently also available from Russia, Israel, China and other foreign sources, there can be no assurance that there will continue to be an adequate supply of enriched stable isotopes, which could materially adversely impact the Company's ability to manufacture radioisotopes which, in turn, would have a material adverse effect on the Company. Although the energy level and beam intensity of the LINAC are expected to be sufficient to produce most radioisotopes from unenriched stable isotopes, which are in abundant supply, the production process will require various proprietary chemical separation techniques which, although developed by the Company, have not been tested to date and as to the success of which there can be no assurance. See "Business--Supply of Raw Materials."

No Assurance as to Validity of Intellectual Property Rights

     Concurrent with acquiring the LINAC assets from the State of Texas, the Company acquired the intellectual property rights in the LINAC assets granted to Texas under a settlement agreement among the DOE, the U.S. government and the Texas National Research Laboratory Commission, an agency of the State of Texas (the "TNRLC"). The Company is exploring, through inquiries of the intellectual property counsel of the DOE, the extent of the Company's intellectual property rights so acquired. In the event the Company's intellectual property rights are deemed to be non-exclusive, there can be no assurance that the DOE will not license others to use the same technology. The Company, through its employees and consultants, has developed and owns the proprietary rights to significant modifications and improvements to the LINAC for the production of radioisotopes on a commercial scale. The Company intends to file patent applications for some of these modifications and improvements and to protect others as trade secrets. There can be no assurance, however, that patents on such modifications and improvements will be issued or, if issued, that such patents or modifications and improvements protected as trade secrets will provide meaningful protection.

     The Company has an exclusive license for the worldwide rights in the medical field to two patents for its proposed medical imaging camera. The two patents relate to high-speed single photon counting cameras and camera configurations which minimize the "noise" associated with the scattering of low energy photons. Pursuant to the license, the Company issued 25,000 shares of Common Stock to the Hospital Financial Corporation (the licensor) and agreed to pay royalties equal to 1% of the net revenues received by the Company from the sale or use of products covered by the licensed patents. One of the licensed patents expires in August 1998 and the second in March 2001. Accordingly, there can be no assurance that such patents will provide the Company with adequate, if any, protection. The Company is negotiating for an exclusive license for its proposed pulsed plasma device in certain fields of use, the success of which cannot be assured.

     Third parties may have filed applications for or been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Company. The Company may not be aware of all patents potentially adverse to its interests that may have been issued to others and there can be no assurance that such patents do not exist or have not been filed or may not be filed or issued. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses thereto or to develop or obtain alternate technology. There can be no assurance that such licenses, if required, would be available on commercially acceptable terms, if at all, or that the Company would be able to develop or obtain alternate technology, which would have a material adverse effect on the Company.

     There can be no assurance that the validity of any of the patents licensed to, or that may in the future be owned by, the Company would be upheld if challenged by others in litigation or that the Company's products or technologies, even if covered by Company patents, would not infringe patents owned by others. The Company could incur substantial costs in defending suits brought against it or any of its licensors for infringement, in suits by it against others for infringement or in suits contesting the validity of a patent. Any such proceedings may be protracted. In any suit contesting the validity of a patent, the patent being contested would be entitled to a presumption of validity and the contesting party would be required to demonstrate invalidity of such patent by clear and convincing evidence. If the outcome of any such litigation is adverse to the Company's interests, the Company's business would be materially adversely affected.

     In certain instances, the Company may choose not to seek patent protection and may rely on trade secrets and other confidential know-how to protect its innovations. There can be no assurance that protectable trade secrets or know-how will be established or, if established, that they will remain protected or that others will not independently and lawfully develop similar or superior innovations. The Company requires all employees to sign intellectual property assignment and non-disclosure agreements with the Company. In certain instances, the Company will enter into agreements with its employees pursuant to which the employee will be entitled to a small royalty with respect to products developed by the Company based upon the employee's inventions. In addition, all directors, consultants and other parties to whom confidential information of the Company has been or will be disclosed have or will execute agreements containing confidentiality provisions. There can be no assurance, however, that any such intellectual property assignment agreements and confidentiality agreements will be complied with or will be enforceable. See "Business--Patents and Proprietary Rights."


Government Regulation

     The manufacture and sale of radioisotopes is subject to extensive federal and state regulation. Prior to commencing operations, approval of the Radioisotope Production Facility must be obtained from the Texas Department of Health and, prior to transporting medical use radioisotopes across state lines, from the FDA, as to which there can be no assurance. In addition, the U.S. Department of Transportation (the "DOT") regulates the quantity and method of shipment of radioactive materials, and sets specifications with respect to the class of shipping containers used. The Radioisotope Production Facility will be subject to continual inspection for compliance with the federal current good manufacturing practice ("cGMP") regulations, which require that the Company manufacture radioisotopes and maintain manufacturing, testing and quality control records in a prescribed manner. The Company also will be subject to regulation by the United States Environmental Protection Agency ("EPA"), the Texas Natural Resources Conservation Commission and the United States Occupational Safety and Health Administration ("OSHA") with respect to the radioactive content of water and air discharges and the handling and disposal of radioactive waste. The failure to obtain any such approvals, delays thereof or the failure to comply with any such regulations would have a material adverse effect on the Company.

     The Company's production of radioisotopes will involve the controlled use of hazardous materials, chemicals and various radioactive substances. Although the Company's compliance with safety procedures for handling, storing and disposing of such materials prescribed by state and federal regulations is a prerequisite to the Company commencing the manufacture and sale of radioisotopes, the accidental contamination or injury from these materials will be a continuing risk.

     The FDA regulates the clinical testing, manufacturing, labeling, distribution and promotion of medical devices in the United States, which includes the Company's proposed medical imaging camera and its proposed pulsed plasma device. The Company believes its proposed medical imaging camera and proposed pulsed plasma device will be classified by the FDA as Class II devices and will not require the filing of pre-market approval applications but will be eligible for pre-market clearance through the 510(k) notification procedure based upon their substantial equivalence to previously marketed devices. However, there can be no assurance that the Company's proposed products will be so classified or obtain 510(k) pre-market clearance or, if obtained, that such approvals will not involve a long and costly process or be granted subject to conditions on the marketing or manufacturing of the proposed products that may impede the Company's ability to market and/or manufacture them. If the Company's proposed medical imaging camera or proposed pulsed plasma device does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device), the FDA must approve a pre-market approval ("PMA") application before marketing can begin. PMA applications must demonstrate, among other matters, that the medical device is safe and effective. A PMA application is typically a complex submission, usually including the results of clinical studies, and its preparation is a detailed and time-consuming process. Once a PMA application has been submitted, the FDA's review may be lengthy and include requests for additional data and there can be no assurance that the application will be approved. Further, hospitals or clinics which purchase the pulsed plasma device for purposes of gadolinium neutron capture therapy (a type of external beam radiation therapy) will be required to file a product license application ("PLA") with the FDA, a protracted and costly process involving an extensive human clinical trial program, the success of which cannot be assured.

     Any radiopharmaceuticals developed under arrangements between the Company and medical institutions and universities will also require the prior approval of the FDA, which has established mandatory procedures and standards for the clinical testing, manufacture and marketing of therapeutic and diagnostic products, a protracted and costly process. See "Business--Government Regulation."

Dependence on Key Management and Other Personnel

     The Company is dependent on the efforts of its senior management and scientific staff, including Ira Lon Morgan, Ph.D., Chairman of the Board of Directors and Treasurer, Carl W. Seidel, President and Chief Executive Officer, Tommy L. Thompson, Executive Vice President and Chief Operating Officer, Homer
B. Hupf, Ph.D., Vice President of Radiochemistry, Joe Beaver, M.A., Vice President of Radioisotope Production, and Jerry W. Watson, Ph.D., Vice President of Manufacturing and Systems Engineering. The loss of any of these individuals could have a material adverse effect on the Company. The Company is a 51% beneficiary of a $1,000,000 key man life insurance policy on the life of Dr. Morgan and the 100% beneficiary of a $500,000 policy on the life of each of Dr. Hupf and Mr. Beaver. In addition, the Company has applied for $500,000 key-man life insurance policies on the lives of each of Mr. Seidel, Mr. Thompson and Dr. Watson. The coverage under these policies may be inadequate to compensate the Company for the loss of any of such individuals. The Company's future success will depend in large part upon its ability to attract and retain skilled scientific, management, operational and marketing personnel, as to which there can be no assurance. See "Management."

Portion of Net Proceeds to Benefit Certain Stockholders and Management

     The Company intends to use a portion of the net proceeds from this Offering to repay $20,000 of indebtedness outstanding as of June 30, 1997 to Dr. Morgan. In addition, the Company intends to use a portion of the net proceeds from this Offering to repay a $100,000 loan outstanding as of June 30, 1997 from Hartland Bank, N.A. which is secured, in part, by $100,000 of the personal assets of a Selling Stockholder in this Offering. The Company also intends to use a portion of the net proceeds from this Offering to repay the $1,652,200 principal balance of a loan from Texas Bank outstanding as of June 30, 1997 and to repay $607,000 outstanding under a line of credit from Texas Bank outstanding as of June 30, 1997. The loan and the line of credit from Texas Bank are secured, in part, by letters of credit in the amounts of $250,000 from each of Messrs. John W. McCormack and William M. Nicholson, directors of the Company, and letters of credit in the amounts of $100,000 from each of Dr. Morgan and James K. Eichelberger, a director of the Company. In addition, Dr. Morgan and Virgil L. Simmons, a founder and the Company's Senior Vice President of International Operations, each have personally guaranteed $350,000 of the Texas Bank loan and line of credit. Further, the Company intends to use a portion of the net proceeds from this Offering to repay the outstanding balance under a $1,500,000 bridge loan commitment by Auric Partners, a Michigan limited partnership ("Auric"), of which Mr. Nicholson, a director of the Company, is a partner. As of June 30, 1997, $500,000 has been borrowed under such commitment and the Company expects to borrow an additional estimated $250,000 under such commitment prior to the date of this Prospectus. See "Use of Proceeds," "Plan of Operation--Liquidity and Capital Resources" and "Certain Transactions."

Management's Broad Discretion in Use of Proceeds

     Although the Company intends to apply the net proceeds from the sale of the Common Stock in the manner described under "Use of Proceeds," it has broad discretion within such proposed uses as to the precise allocation of the net proceeds, the timing of expenditures and all other aspects of the use thereof. Further, approximately 13.2% of the net proceeds of this Offering (21.7% if the Underwriters' over-allotment option is exercised in full) will be added to the Company's working capital and will be utilized for general corporate purposes. Accordingly, the Board of Directors will have broad discretion in applying such funds. See "Use of Proceeds."

Competition and Risk of Technological Obsolescence

     Within the United States, the Company believes there currently is no producer of a full range of radioisotopes for commercial sale to the nuclear medicine industry. Currently, radioisotopes produced by cyclotron accelerators are manufactured in the United States principally by DuPont Merck Pharmaceutical Co., Mallinckrodt Medical, Inc., Amersham Medi-Physics, Inc. and Theragenics, Inc. (the "Radioisotope Producing Companies") primarily, the Company believes, for their own radiopharmaceutical products. The Company believes that hospitals, medical institutions and universities also produce certain short-lived radioisotopes utilizing small cyclotron accelerators, principally for their own needs. The Radioisotope Producing Companies have substantially greater capital and other resources than the Company and there can be no assurance they will not elect to produce radioisotopes for commercial sale. The U.S. government also produces radioisotopes, primarily for research purposes, in two national laboratories, Brookhaven National

Laboratory and Los Alamos National Laboratory, and has announced that it plans to modify the nuclear reactor at Sandia National Laboratory in Albuquerque, New Mexico to produce certain radioisotopes and there can be no assurance that a third party will not contract with the U.S. government to acquire radioisotopes for commercial sale. Outside the United States, Nordion, Inc., a Canadian firm, and Mallinckrodt, N.V. at Petten, a Netherlands firm, which have substantially greater capital and other resources than the Company, are major producers of cyclotron-produced and reactor-produced radioisotopes. Nordion, Inc. currently supplies a significant portion of the radioisotopes used in the diagnostic nuclear medicine industry in the United States and there can be no assurance that the Company will be able to compete successfully with such firm. Further, there can be no assurance that new improved accelerators will not be designed or new technologies developed which would render the LINAC obsolete and the Company's radioisotopes non-competitive.

     There is substantial competition in the medical imaging camera market. The Company faces competition in the United States imaging market from a large number of U.S. and foreign firms, including ADAC Laboratories Inc., Elscint Ltd., GE Medical Systems, Park Medical Systems, Picker International Inc., Hitachi, Ltd., Siemens Medical Systems, Inc., SMV Corporation, Toshiba Corp. and Trionix Research Laboratory, Inc., all of which have significantly greater financial and technical resources and production and marketing capabilities than the Company. In addition, other established medical concerns, any one of which would likely have greater resources than the Company, may enter the market. The Company also faces competition from other imaging technologies which are more firmly established and have a greater market acceptance, including PET and SPECT cameras, magnetic resonance imaging ("MRI") systems, CAT scanners and X-rays. There can be no assurance that the Company will be able to compete successfully against any competitor or potential competitor. In addition, the medical imaging camera market is subject to rapid and significant technological change, and there can be no assurance that the Company's proposed medical imaging camera can be upgraded to meet future innovations in the medical imaging camera market or that new technologies will not emerge, or existing technologies will not be improved, which would render the Company's proposed medical imaging camera obsolete or non-competitive. The Company is subject to similar substantial competition with respect to the development of its proposed pulsed plasma device, although the Company is not aware of any current commercial producer of such device. See "Business--Competition."


No Assurance of Development of Medical Imaging Camera or Pulsed Plasma Device

     Additional research and development will be required for the Company to develop its proposed medical imaging camera and its proposed pulsed plasma device, as to the success of either of which there can be no assurance. An imaging camera designed for industrial applications utilizing the patented inventions licensed to the Company by Hospital Financial Corporation is currently owned by the University of North Texas ("UNT") and is leased by the Company. Based on spatial resolutions achieved by this imaging camera in industrial applications, the Company believes it can develop its medical imaging camera with a resolution significantly higher than other medical imaging cameras currently on the market. The milestones required for commercialization of the medical imaging camera include the Company successfully building a prototype of the medical imaging camera, testing the prototype for reliability and performance including calibrating the device under FDA standards, submitting the device to the FDA pursuant to a 510(k) pre-market notification filing and obtaining clearance thereof, and manufacturing, packaging and marketing commercial versions of the product. Avogadro Energy Systems, Inc. ("Avogadro"), the proposed licensor of the pulsed plasma device, has constructed a working prototype of the pulsed plasma device employing the patented technology to be licensed by the Company from such licensor. The milestones required for commercialization of the proposed pulsed plasma device include Avogadro, pursuant to a proposed development agreement with the Company, successfully building a modified prototype of the pulsed plasma device pursuant to the Company's specifications, testing the prototype for reliability and performance including calibrating the device under FDA standards, submitting the device to the FDA pursuant to a 510(k) pre-market notification filing and obtaining clearance thereof, and manufacturing, packaging and marketing commercial versions of the product. Under the proposed license agreement with Avogadro, in the event the Company has not obtained a commercial market for products covered by the license after a period of five years and decides to abandon utilization of the products, each of the Company and Avogadro may terminate the license agreement without prejudice. There can be no assurance that any of the milestones for commercialization of these proposed products will be achieved in a timely manner, if at all, or if achieved, that such products can be marketed successfully or profitably. Failure by the Company to successfully develop and/or market its proposed medical imaging camera or pulsed plasma device could have a material adverse effect on the Company. See "Business--Proposed Medical Imaging Camera," "Business--Proposed Pulsed Plasma Device," "Business--Patents and Proprietary Rights" and "Business--Government Regulation."

Control By Directors and Officers

     Upon consummation of this Offering, the directors and officers of the Company will beneficially own 45.5% (43.9% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock and, accordingly, will have the ability to elect a majority of the Company's directors and otherwise control the Company. See "Principal and Selling Stockholders."

Establishment of Board of Technical Advisors and Board of Industrial Advisors; Relationships of Technical Advisors with Other Entities

     To further assist in the development of its technologies, the Company, following consummation of this Offering, intends to establish a board of technical advisors (the "Board of Technical Advisors") to be comprised of individuals with technical and scientific credentials who are expected to advise the Company on technical and scientific issues. There can be no assurance that the Company will be successful in establishing and recruiting members to such Board. The Company anticipates that the Board of Technical Advisors will meet on a quarterly basis at the Company's headquarters for a two-day review of the technical progress of the Company's products, engineering and research and development. The Company will require Technical Advisors to sign non-disclosure and intellectual property assignment agreements pursuant to which intellectual property generated as a result of services to the Company is the property of the Company. Such agreements may be subject to the rights of the Technical Advisors' primary employers or other third parties with whom such individuals have consulting arrangements. However, the Company does not intend to retain individuals to serve on the Board of Technical Advisors whose primary employers, or other third parties with whom such individuals have consulting arrangements, are in competition with the Company. Technical Advisors may be retained individually by the Company on a consulting basis to perform work specifically for and at the direction of the Company. Technical Advisors will likely be employed on a full-time basis by academic or research institutions. Accordingly, the Technical Advisors will be able to devote only a portion of their time to the Company's business and research activities. In addition, except for work performed specifically for and at the direction of the Company, the inventions or processes discovered by the Technical Advisors and other consultants will not become the intellectual property of the Company, but will be the intellectual property of their institutions or themselves, individually. The Company also intends to establish a board of industrial advisors (the "Board of Industrial Advisors") following consummation of this Offering to be comprised of individuals with business and financial experience who are expected to advise the Company on business and finance issues. There can be no assurance that the Company will be successful in establishing and recruiting members to such Board. See "Business--Technical and Industrial Advisors."


Dependence on Power Supply

     The operation of the LINAC will be dependent upon receiving 400 kilowatts of electric power 24 hours per day six days per week, and any power interruption could materially affect the Company's operations. The Company has elected to receive power from the Denton Electric Power Plant (a member of a tri-grid interconnected power system) which is located adjacent to the site of the proposed Radioisotope Production Facility, although there are other power sources readily available through the tri-grid system. See "Business--Manufacturing."


Uncertain Availability of Health Care Reimbursement; Health Care Reform

     The Company anticipates that its proposed medical imaging camera and pulsed plasma device will be purchased or leased primarily by medical institutions which provide health care services to their patients. Such institutions and patients typically bill or seek reimbursement from various third party payors, such as Medicare, Medicaid, other government programs and private insurance carriers, for the charges associated with the health care services provided. The Company believes that its ability to sell medical imaging cameras or pulsed plasma devices at levels sufficient to be profitable will be directly related to the coverage and reimbursement policies of third party payors. If adequate coverage and reimbursement levels are not provided by government and third party payors, the market acceptance of the Company's proposed medical imaging camera or pulsed plasma device would be materially adversely affected.

     Health care reform proposals have been introduced in Congress and in various state legislatures. It is currently uncertain whether any health care reform legislation will be enacted at the federal level, or what actions governmental and private payors may take in response to the suggested reforms. Such reforms, if enacted, may affect the availability of third-party reimbursement for medical imaging cameras or pulsed plasma devices as well as the price levels at which the Company will be able to sell such products. The Company cannot predict when any proposed reforms will be implemented, if ever, or the effect of any implemented reforms on the Company's business. Any implemented reforms are likely, however, to have an adverse effect on the Company.

Product Liability Exposure and Insurance


     The use of its radioisotopes in radiopharmaceuticals and in clinical trials and the use of its proposed medical imaging camera or pulsed plasma device may expose the Company to potential product liability risks which are inherent in the testing, manufacture, marketing and sale of human diagnostic and therapeutic products. In addition, the failure to effect timely delivery of radioisotopes may cause a delay in a scheduled test or procedure or result in the functional loss of radioactivity of the radioisotope, thereby exposing the Company to potential liability. The Company currently has no product liability insurance. The Company intends to obtain product liability insurance prior to commencing production of any radioisotopes and prior to the manufacture and sale of medical imaging cameras or pulsed plasma devices but there can be no assurance it will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage. Claims or losses in excess of any liability insurance coverage ultimately obtained by the Company could have a material adverse effect on the Company. See "Business--Product Liability and Insurance."


Immediate Substantial Dilution; Disparity of Consideration

     Purchasers of the Common Stock in this Offering will experience immediate and substantial dilution in the net tangible book value of the shares of Common Stock purchased by them in this Offering of $5.91 per share or 65.7% per share, assuming an initial public offering price of $9.00 per share. The current stockholders of the Company, including the Company's officers and directors, acquired their shares of Common Stock for nominal consideration or for consideration substantially less than the assumed initial public offering price. As a result, new investors will bear substantially all of the risks inherent in an investment in the Company. See "Capitalization," "Dilution" and "Certain Transactions."

Arbitrary Determination of Offering Price; No Public Market for Common Stock

     The initial public offering price of the Common Stock will be determined arbitrarily by negotiations between the Company and the Representative. Factors considered in such negotiations, in addition to prevailing market conditions, will include the history and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors as are deemed relevant. Therefore, the initial public offering price per share of the Common Stock will not necessarily bear any relationship to established valuation criteria and, accordingly, may not be indicative of prices that may prevail at any time or from time to time in the public market. Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop after this Offering or, if developed, be sustained. See "Underwriting."


Absence of Dividends

     The Company has never paid cash dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future. See "Dividend Policy."

Potential Adverse Effect of Shares Eligible for Future Sale

     Sales of Common Stock in the public market after this Offering could materially and adversely affect the market price of the Common Stock and might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon the completion of this Offering, the Company will have 6,115,950 shares of Common Stock outstanding. Of these shares, the 2,200,000 shares of Common Stock sold in this Offering will be freely tradeable (unless held by affiliates of the Company) without restriction. The remaining 3,815,950 shares currently outstanding (other than the 100,000 shares to be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option) are restricted securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the holders thereof have agreed (i) for a period of 12 months after the date of this Prospectus, not to sell, directly or indirectly, any shares owned by them without the prior written consent of the Company and the Representative and (ii) for the subsequent 12-month period, not to sell such shares at a price per share less than (a) the initial public offering price or (b) 85% of the initial public offering price per share solely in the case of sales of shares of Common Stock which were issued upon exercise of incentive stock options granted pursuant to the Company's Incentive Plan, and, in each case, only through the Representative acting as broker. If the shares to be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option are not sold, the Selling Stockholders have agreed not to sell or otherwise transfer their shares for six months following the date of this Prospectus without the consent of the Representative and the Company and for the six-month period thereafter, such holders have agreed not to sell their shares at a price per share less than the initial public offering price per share and only through the Representative acting as broker. The Company and the Representative jointly may, at any time without notice, release all or any portion of the shares subject to such lock-up agreements. Upon expiration of the initial 12-month lock-up period, all of the shares of Common Stock held by existing stockholders will be eligible for immediate public resale under Rule 144, subject to the volume limitations and other requirements of Rule 144, and subject, further, to the subsequent 12-month restrictions described in clause (ii) above. See "Description of Capital Stock" and "Shares Eligible for Future Sale."


Possible Issuance of Preferred Stock

     The Company's Restated Articles of Incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could materially adversely affect the voting power or other rights of the holders of the Common Stock (including those of the purchasers in this Offering). In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Capital Stock."


Representative's Influence on the Market

     A significant amount of the Common Stock offered hereby may be sold to customers of the Representative. Such customers subsequently may engage in transactions for the sale or purchase of such Common Stock through or with the Representative. If the Representative participates in the market, the Representative may exert a dominating influence on the market, if one develops, for the Common Stock. Any such market-making activity by the Representative may be discontinued at any time. The price and liquidity of the Common Stock may be significantly affected by the degree, if any, of the Representative's participation in the market.

Price Volatility

     The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. Announcements of delays in the Company's testing and development schedules, technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, regulatory developments in the United States and foreign countries, public concern as to the safety of products containing radioactive compounds and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock. In addition, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market prices.

Potential Adverse Effect of Representative's Warrants

     At the consummation of this Offering, the Company will sell to the Representative for nominal consideration the Representative's Warrants to purchase 220,000 shares of Common Stock. The Representative's Warrants will be exercisable for a period of four years commencing one year after the date of
this Prospectus at an exercise price of $       (120% of the initial public
offering price of the Common Stock) per share. For the term of the Representative's Warrants, the holders thereof will have, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Representative's Warrants remain unexercised, the Company's ability to obtain additional capital might be adversely affected. Moreover, the holders of the Representative's Warrants may be expected to exercise such Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital through a new offering of its securities on terms more favorable than those provided by the Representative's Warrants. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses payable by the Company, will be approximately $17,320,000 (or approximately $19,183,000 if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $9.00 per share. The Company intends to use the proceeds as follows:




                                                                    Approximate     Approximate
                                                                      Amount         Percent
                                                                    -------------   ------------
To repay certain indebtedness(1)   ..............................   $ 3,229,000         18.6%
To reconfigure, assemble, test and commence operation of the
  LINAC, including capital expenditures to procure radioisotope
  processing equipment(2) .......................................     7,700,000         44.5
To acquire radioisotopes for distribution prior to full operation
  of the LINAC(3)   .............................................     2,100,000         12.1
To complete development of, manufacture and market a proposed
  medical imaging camera  .......................................     1,000,000          5.8
To develop, manufacture and market a proposed pulsed
  plasma device  ................................................     1,000,000          5.8
For working capital and general corporate purposes(4)   .........     2,291,000         13.2
                                                                    ------------      ------
    Total  ......................................................   $17,320,000        100.0%
                                                                    ============      ======



--------
(1) Reflects retirement of (i) the $20,000 principal balance remaining as of June 30, 1997 of an aggregate of $120,000 previously loaned by Dr. Morgan bearing interest at 10% per annum, the proceeds of which were added to working capital and used for general corporate purposes, (ii) a $100,000 loan outstanding as of June 30, 1997 from Hartland Bank in July 1996 bearing interest at 7% per annum, the proceeds of which were added to working capital and used for general corporate purposes, (iii) the $100,000 principal balance outstanding as of June 30, 1997 of a $242,000 loan from Hartland Bank in January 1997 bearing interest at 7.05% per annum with principal and interest due on July 17, 1997 (for which the Company intends to request a 30-day extension), the proceeds of which were applied toward payment of a profit sharing fee and legal expenses associated with the Company's $2,900,000 loan in May 1996 from Fidelity Funding of California, Inc., (iv) a $1,652,200 loan outstanding as of June 30, 1997 from Texas Bank in May 1997 with interest payable monthly through November 19, 1997 and thereafter principal and interest payable monthly through November 19, 2004 (the maturity date), such interest ranging from Texas Bank's prime rate to one percent above its prime rate depending upon the balance, up to $300,000, that the Company maintains in transaction and money accounts with Texas Bank, the proceeds of which were paid directly to Hartland Bank in connection with Texas Bank's assumption of Hartland Bank's December 1996 bank loan to the Company, (v) the $607,000 outstanding principal balance as of June 30, 1997 of a $619,000 line of credit issued in May 1997 by Texas Bank bearing interest at Texas Bank's prime rate payable monthly commencing June 19, 1997, approximately $500,000 of the proceeds of which were used to retire a $500,000 line of credit from Southwest Bank, approximately $40,000 of which was used to pay interest on the December 1996 Hartland Bank loan, approximately $8,260 of which was paid to Texas Bank as an origination fee and the balance of which was added to working capital and used for general corporate purposes, and (vi) the outstanding principal balance (consisting of $500,000 borrowed on June 4, 1997 and an additional estimated $250,000 to be borrowed prior to the date of this Prospectus) of a $1,500,000 bridge loan commitment from Auric made available in June 1997 bearing interest at 10% per annum and payable, together with principal, on June 1, 1999, the proceeds of which were added to working capital and used for general corporate purposes, including payment of expenses in connection with this Offering. See "Plan of Operation--Liquidity and Capital Resources" and "Certain Transactions."

(2) Consists of (i) $6,200,000 for, among other items, upgrading the power supply and providing necessary cooling systems for the LINAC, of which approximately $3,700,000 is anticipated to be paid to outside contractors and suppliers and the balance for the salary, expenses and costs of Company personnel performing the services, and (ii) $1,500,000 to procure additional radioisotope processing equipment. See "Plan of Operation" and "Business--Business Strategy."

(3) Consists of $1,300,000 and $800,000 to purchase (through funding the related production expenses including personnel, labor and materials costs), over a 12-month period for commercial distribution by the Company, Mo-99 and neutron-produced research and therapeutic radioisotopes from U.S. government, domestic and foreign sources, and accelerator-produced radioisotopes from U.S. government sources, respectively. The Company currently is in discussions, the success of which cannot be assured, with
    (i) Sandia National Laboratory and South Africa Atomic Energy Commission to purchase Mo-99 and neutron-produced therapeutic radioisotopes, (ii) Missouri University Research Reactor to purchase neutron-produced research radioisotopes and (iii) Brookhaven National Laboratory and Los Alamos National Laboratory to purchase accelerator-produced radioisotopes. See "Plan of Operation" and "Business--Business Strategy."

(4) To be applied to furnish new facilities, officers' salaries, professional fees, and office and other expenses.

     The initial application of the net proceeds of this Offering represents management's estimate based upon current business and economic conditions. Although the Company does not contemplate material changes in such allocations, to the extent the Company finds that an adjustment is required due to changed business conditions, the amounts may be adjusted among the uses indicated. The Company is financing construction of its administration, manufacturing, research and development facility with mortgage financing from a commercial lending institution, and although it also intends to finance construction of its Radioisotope Production Facility, estimated to cost $3,500,000, through additional mortgage financing, there can be no assurance such financing will be obtained, in which event the Company may be required to fund such construction, in whole or in part, with a portion of the net proceeds from this Offering (in which event the Company may be required to reduce amounts currently allocated to other uses), or alternative sources of financing, the availability of which cannot be assured. See "Risk Factors--Possible Need for Additional Financing" and "Plan of Operation--Liquidity and Capital Resources."

     Although the Company believes that the net proceeds of this Offering will be sufficient to finance its activities for at least 18 months following the date of this Prospectus, there can be no such assurance. See "Risk Factors-- Possible Need For Additional Financing" and "Plan of Operation."

     To the extent that the Company's application of the net proceeds are less than as allocated or if the net proceeds increase as a result of the exercise of the Underwriters' over-allotment option, the resulting proceeds will be added to the Company's working capital and will be available for general corporate purposes. The net proceeds of this Offering that are not expended immediately will be deposited in interest-bearing accounts or invested in government obligations, certificates of deposit or similar short-term, low-risk investments.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not expect to pay any cash dividends on its Common Stock in the foreseeable future. The payment of cash dividends in the future will depend on the evaluation by the Company's Board of Directors of such factors as it deems relevant at the time and restrictions imposed by the Company's debt obligations, if any. See "Risk Factors--Absence of Dividends."

                                CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at March 31, 1997 (i) on an actual basis, (ii) on a pro forma basis to give effect to the following events which occurred subsequent to March 31, 1997: (a) the Subsequent Financings, (b) the contribution to capital of 247,496 shares of Common Stock and the subsequent sale by the Company of such shares, plus an additional 47,504 shares, at a price of $1.60 per share, for notes aggregating $472,000 and (c) the recognition of compensation expense of $55,790 for the period March 31, 1997 through June 30, 1997 for the transactions described in clause (b) above and (iii) on a pro forma, as adjusted basis to give additional effect to the issuance and sale of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the initial application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto which are included elsewhere in this Prospectus.



                                                                        March 31, 1997
                                                    ------------------------------------------------------
                                                                                            Pro Forma
                                                       Actual            Pro Forma         As Adjusted
                                                    ----------------   ----------------   ----------------
Short-term debt    ..............................    $   1,061,877      $   1,954,877      $     371,862
                                                     =============      =============      =============
Long-term debt  .................................    $   1,645,985      $   1,702,985      $      57,000
Stockholders' Equity:
 Preferred Stock, $.01 par value;
  5,000,000 shares authorized; no shares
  issued and outstanding, actual, pro forma and
  pro forma as adjusted  ........................               --                 --                 --
 Common Stock, $.01 par value;
  20,000,000 shares authorized and
  3,868,446 shares issued and outstanding
  actual; 3,915,950 shares issued and outstanding
  pro forma; 6,115,950 shares issued and
  outstanding pro forma as adjusted (1)    ......           38,684             39,160             61,160
 Additional paid-in capital    ..................        3,073,514          3,264,044         20,562,044
 Deficit accumulated during the development stage       (1,189,582)        (1,245,372)        (1,245,372)
 Receivable from stock sales   ..................               --           (472,000)          (472,000)
 Treasury stock receivable  .....................         (395,994)                --                 --
                                                     -------------      -------------      -------------
  Total Stockholders' Equity   ..................        1,526,622          1,585,832         18,905,832
                                                     -------------      -------------      -------------
    Total Capitalization    .....................    $   3,172,607      $   3,288,817      $  18,962,832
                                                     =============      =============      =============



--------
(1) Does not include 600,000 shares issuable upon exercise of options or stock appreciation rights or the issuance of restricted stock under the Incentive Plan, pursuant to which options to purchase 290,000 shares of Common Stock have been granted or approved for grant by the Company's
    Board of Directors at an exercise price of $        per share (85% of the
    initial public offering price per share). See "Management--Long Term Incentive Plan" and "Certain Transactions."

                                   DILUTION

     At March 31, 1997, the Company had a pro forma net tangible book value of $1,585,832, or $.40 per share after giving effect, as of March 31, 1997, to (a) the Subsequent Financings, (b) the contribution to capital of 247,496 shares of Common Stock and the subsequent sale by the Company of such shares, plus an additional 47,504 shares, at a purchase price of $1.60 per share, for notes aggregating $472,000 and (c) the recognition of compensation expense of $55,790 for the period March 31, 1997 through June 30, 1997 for the transactions described in clause (b) above. Net tangible book value per share is equal to the total tangible assets of the Company less total liabilities divided by the total number of shares outstanding. After giving effect to the issuance and sale of the 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the initial application of the net proceeds therefrom, the pro forma net tangible book value at March 31, 1997 would have been $18,905,832, or $3.09 per share, representing an immediate increase in net tangible book value of $2.69 per share to the present stockholders and an immediate dilution of $5.91 per share, or 65.7%, to the public investors from the assumed initial public offering price. Dilution per share represents the difference between the initial public offering price and the pro forma net tangible book value per share after the Offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share of Common Stock   ......                 $9.00
  Pro forma net tangible book value per share of Common
  Stock before the Offering   ..........................................     $ .40
  Increase in net tangible book value per share of Common
  Stock attributable to public investors  ..............................      2.69
                                                                             -----
Pro forma net tangible book value per share of Common Stock
 after the Offering  ...................................................                  3.09
                                                                                         -----
Dilution to public investors  ..........................................                 $5.91
                                                                                         =====



     If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share of Common Stock would be $3.27, which would result in the dilution to public investors of $5.73 per share, or 63.6%, from the assumed initial public offering price.

     The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the present stockholders and the public investors, assuming an initial public offering price of the Common Stock offered hereby of $9.00 per share:


                                         Shares Purchased          Total Consideration       Average
                                      -----------------------   -------------------------   Price Per
                                        Number       Percent       Amount        Percent      Share
                                      -----------   ---------   -------------   ---------   ----------
Present stockholders(1)(2)   ......   3,915,950        64.0%    $ 3,303,204        14.3%      $ .84
Public investors(1)    ............   2,200,000        36.0      19,800,000        85.7       $9.00
                                      ---------       -----     -----------       -----
  Total    ........................   6,115,950       100.0%    $23,103,204       100.0%
                                      =========       =====     ===========       =====


--------

(1) The exercise in full of the Underwriters' over-allotment option and resultant sale by the Selling Stockholders of 100,000 shares will result in a reduction in the number of shares held by the present stockholders to 3,815,950 shares, or 60.1% of the shares to be outstanding after the Offering, and an increase in the number of shares held by the public investors to 2,530,000 shares, or 39.9% of the shares to be outstanding. See "Principal and Selling Stockholders."

(2) Does not include 600,000 shares of Common Stock reserved for issuance upon exercise of options or stock appreciation rights or the issuance of restricted stock under the Incentive Plan, pursuant to which options to purchase 290,000 shares of Common Stock have been granted or approved for grant by the Company's Board of Directors at an exercise price of $ per share (85% of the initial public offering price per share). See "Management--Long Term Incentive Plan" and "Certain Transactions."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of December 31, 1996 and for the period from November 1, 1995 (inception) through December 31, 1996 have been derived from the consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 and for the period November 1, 1995 (inception) through March 31, 1997 have been derived from unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for any other interim period or for the full year. The data should be read in conjunction with the consolidated financial statements of the Company and its subsidiary (including the notes thereto) and the Plan of Operation, both of which are incorporated herein.



Statement of Operations Data:



                                                                                                     Period from
                                             Period from                Three months ended            November 1,
                                           November 1, 1995                  March 31,             1995 (inception)
                                          (inception) through     ------------------------------        through
                                          December 31, 1996          1997             1996           March 31, 1997
                                          ---------------------   --------------   -------------   -----------------
Sale of accelerator components   ......       $    775,102         $   128,072      $       --       $    903,174
Cost of sales  ........................            263,440              65,656              --            329,096
                                              ------------         -----------      ----------       ------------
 Gross profit  ........................            511,662              62,416              --            574,078
Operating costs and expenses:
 General and administrative   .........             67,193              63,422              --            130,615
 Commissions and fees   ...............             95,315                  --              --             95,315
 Consulting fees  .....................            367,749               3,459              --            371,208
 Legal and professional fees  .........             59,685               1,227              --             60,912
 Salaries and contract labor  .........            109,887             199,979           5,752            309,866
 Rent and security   ..................             98,427              46,740              --            145,167
 Other   ..............................             85,381              19,832           8,700            105,213
                                              ------------         -----------      ----------       ------------
  Total operating expenses    .........            883,637             334,659          14,452          1,218,296
                                              ------------                          ----------       ------------
  Loss from development stage
   operations  ........................           (371,975)           (272,243)        (14,452)          (644,218)
Other income (expense):
 Gain on sale of assets held for sale              336,364                  --              --            336,364
 Interest income  .....................              4,906                 423              --              5,329
 Interest expense    ..................           (303,741)            (83,316)             --           (387,057)
 Loan financing   .....................           (750,000)                 --              --           (750,000)
                                              ------------         -----------      ----------       ------------
  Loss before extraordinary item       .        (1,084,446)           (355,136)        (14,452)        (1,439,582)
Extraordinary gain on debt
 extinguishment   .....................            250,000                  --              --            250,000
                                              ------------         -----------      ----------       ------------
Net loss ..............................           (834,446)           (355,136)        (14,452)        (1,189,582)
                                              ============         ===========      ==========       ============
Net loss per share   ..................             ($0.22)             $(0.09)
                                                    ======              ======
Weighted average shares of
 Common Stock used to compute
 net loss per share  ..................          3,766,663           3,944,002
                                              ============         ===========



Balance Sheet Data:
                                                               March 31, 1997
                                                              ----------------
Working capital   .......................................       $    774,974
Total assets   ..........................................          4,234,484
Total liabilities    ....................................          2,707,862
Deficit accumulated during the development stage   ......         (1,189,582)
Stockholders' equity    .................................          1,526,622

                               PLAN OF OPERATION

     This Plan of Operation contains forward-looking statements which include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, product development, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

General

     The Company is a development stage company which intends to be the first domestic producer of a full range of pharmaceutical grade radioisotopes and radiopharmaceuticals (on a contract or joint venture basis) for commercial sale to the nuclear medicine industry. Since its inception, the Company's operations have been limited to acquiring the LINAC and related assets, redesigning and reconfiguring the LINAC for production of radioisotopes, designing facilities for its operations, acquiring land, acquiring license rights for its proposed medical imaging camera and proposed pulsed plasma device, raising capital, selling certain accelerator components and disposing of excess equipment through private sales and auctions. The equipment comprising the LINAC initially was designed to constitute the proton linear accelerator injector stage of the SSC project, which the Company acquired in May 1996 for approximately $2.9 million from the State of Texas, together with the related proprietary designs and certain intellectual property rights. The State of Texas had acquired all of the SSC project's land, facilities and equipment from the U.S. government as part of a settlement among the State of Texas, the U.S. government and the DOE following Congress's termination of the SSC project in 1994, and elected to sell most of these assets under sealed bids. The LINAC assets constituted the first of the assets to be sold. According to the DOE, as of August 1993 (nine months prior to termination of the SSC project in May
1994), the proton linear accelerator injector stage of the SSC project had cost the U.S. government approximately $45.9 million and was anticipated to cost approximately $57 million upon completion (including $5.4 million allocated by the DOE to unforeseen contingencies) of which, according to a report by the TNRLC, $21.7 million was expended on equipment.

     Most of the equipment comprising the LINAC assets purchased by the Company from the State of Texas was acquired for purposes of assembling the LINAC and commencing the commercial production of radioisotopes therewith. A portion of such equipment, including certain ion sources, vacuum pumps, measuring equipment, gauges and test equipment, was acquired for purposes of effecting sales to third parties and the balance, consisting of accelerator components, is included in inventory.


Plan of Operation

     The Company's program for the balance of 1997 and the first half of 1998 is to complete construction of its administration, manufacturing, research and development facility and the Radioisotope Production Facility, begin development of its proposed medical imaging device and proposed pulsed plasma device and pursue formal relationships with various suppliers, universities and medical institutions and the DOE.

     Construction of the administration, manufacturing, research and development facility is anticipated to be completed by September 1997, as to which there can be no assurance. Following completion of construction, the Company intends to move its principal executive office to such facility and to use this facility to assemble and test components of the LINAC, to complete development of, and commence assembling and testing of its proposed medical imaging camera and to develop its proposed pulsed plasma device.

     Construction of the Radioisotope Production Facility is expected to commence in October 1997 (for which a preliminary design study has been completed) and be completed and ready for commercial production of radioisotopes by March 1998, as to which there can be no assurance. Pending completion of such facility, the Company intends to purchase radioisotopes for distribution by the Company to hospitals, clinics and other institutions requiring such radioisotopes for nuclear medicine and currently is holding discussions, the success of which cannot be assured, to acquire (i) wholesale quantities of Mo-99 and neutron-produced therapeutic radioisotopes from Sandia National Laboratory and/or South Africa Atomic Energy Commission and neutron-produced research radioisotopes from Missouri University Research Reactor, and
(ii) accelerator-produced radioisotopes from Los Alamos National Laboratory and/or Brookhaven National Laboratory. The Company has allocated a portion of the net proceeds from this Offering for the purchase of such wholesale quantities of radioisotopes. See "Use of Proceeds," "Business--Business Strategy" and "Business--Marketing."

     The Company also intends, prior to completion of the Radioisotope Production Facility, to enter into formal relationships with universities and medical institutions in the southwestern United States to assist in their research and development of radioisotopes and radiopharmaceuticals in exchange for exclusive commercial rights to the developed technology, and to pursue formal arrangements with foreign sources, such as Russia, Israel and China, for the acquisition of enriched stable isotopes necessary for the production of radioisotopes, although there can be no assurance with respect thereto. See "Business--Business Strategy" and "Business--Supply of Raw Materials."

     As a result of agreements by the Company to issue shares of Common Stock to certain key employees entered into by the Company between January 1997 and April 1997, the Company will record $190,000 of compensation expense for the year ended December 31, 1997, of which $78,947 was recorded for the three months ended March 31, 1997 and an additional $55,790 is anticipated to be recorded for the three months ended June 30, 1997. See "Certain Transactions."

Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996

     Sales of accelerator components and cost of sales for the three months ended March 31, 1997 were $128,072 and $65,656, respectively, compared to $0 for the same period in 1996, resulting in gross profit of $62,416 for the three months ended March 31, 1997.

     Operating costs increased by $320,207 to $334,659 for the three months ended March 31, 1997 from $14,452 in the comparable period in 1996 principally due to the fact that for the first three months in 1996 the Company had no paid personnel, no leased office facilities and only limited equipment and assets. Salaries and contract labor expenses increased by $194,227, general and administrative expenses increased by $63,422, consulting fees increased by $3,459, legal and professional fees increased by $1,227, rent and security expenses by $46,740 and interest expense by $83,316, and other expenses increased by $11,132 for the three months ended March 31, 1997, compared to the same period in 1996.


Liquidity and Capital Resources

     From November 1, 1995 (inception) through June 30, 1997, the Company has obtained approximately $7,786,000 in funds (assuming an additional estimated $250,000 is borrowed under the Company's $1,500,000 bridge loan commitment), consisting of net proceeds of approximately $4,156,000 (53.3%) from bank loans, approximately $1,700,000 (21.8%) from sales of accelerator components and excess equipment, $1,060,000 (13.6%) from sales of shares of Common Stock in private placements to investors (inclusive of $80,000 (1.0%) from the sale of shares in a private placement to a stockholder of the Company) and $870,000 (11.2%) from loans from stockholders and directors.

     For the period November 1, 1995 (inception) through March 31, 1997, the Company had revenues of $903,174 from sales of accelerator components which, after deducting $329,096 of acquisition and other selling costs, resulted in a gross profit to the Company of $574,078. In addition, during such period, the Company received proceeds of $796,021 for the sale of excess accelerator, mechanical and test equipment which, after deducting $459,657 of acquisition and other selling costs, resulted in a gain of $336,364.

     For the period November 1, 1995 (inception) through March 31, 1997, Dr. Morgan loaned the Company an aggregate of $120,000 at an interest rate of 10% per annum. The Company has repaid $95,000 of such loans in cash, exchanged 1,250,000 shares of its Common Stock at a value of $.004 per share for cancellation of $5,000 of such loans and intends to repay the $20,000 principal balance out of a portion of the net proceeds of this Offering. See "Use of Proceeds" and "Certain Transactions."

     In May 1996, the Company borrowed $2,900,000 from Fidelity Funding of California, Inc. ("Fidelity") to fund the acquisition of the LINAC assets (the "Fidelity Loan"). The Fidelity Loan was secured by substantially all of the assets of the Company plus $130,000 of the personal assets of Dr. Morgan and $100,000 of the personal assets of Mr. Eichelberger, a founder and a director of the Company. See "Certain Transactions." During 1996, $1,428,787 of proceeds from the sale of accelerator components and from excess equipment was applied toward repayment of the Fidelity Loan. The remaining principal balance of the Fidelity Loan, plus $290,000 of interest, a $500,000 profit sharing fee and legal expenses, were repaid in December 1996.

     In July 1996, the Company borrowed $100,000 from Hartland Bank, N.A. ("Hartland Bank") at an interest rate of 7% per annum, secured by $100,000 of the personal assets of Susan Jarvis, a Selling Stockholder in this Offering, the proceeds of which were added to working capital and used for general corporate purposes. The loan matures on July 17, 1997, and the Company intends to request a 30-day extension. The Company intends to repay this loan with a portion of the net proceeds of this Offering. See "Use of Proceeds."

     In December 1996, the Company borrowed $1,750,000 from Hartland Bank (the "December 1996 Hartland Bank Loan"), payable in quarterly installments of $250,000 plus interest at the rate of 15% per annum. The loan was secured by a first lien on the LINAC assets and the 20-acre tract of land on which the Company intends to construct the Radioisotope Production Facility, a $300,000 certificate of deposit purchased by the Company plus $130,000 of the personal assets of Dr. Morgan and $100,000 of the personal assets of Mr. Eichelberger. See "Certain Transactions." The proceeds of this loan were used to repay $1,500,000 of the principal amount and $250,000 of interest on the Fidelity Loan. In May 1997, the December 1996 Hartland Bank Loan, which had an outstanding principal balance of approximately $1,652,200, was assumed by Texas Bank.

     In November and December 1996, the Company sold 550,001 shares of Common Stock in a private placement to 15 investors at a purchase price of $1.60 per share for an aggregate of $880,000. $500,000 of the proceeds were used to pay a profit sharing fee to Fidelity in connection with the Fidelity Loan, $300,000 was used to purchase a certificate of deposit used as partial collateral for the December 1996 Hartland Bank Loan and the balance was added to working capital for general corporate purposes.

     In December 1996, the Company sold 50,000 shares of Common Stock in a private placement to Susan Jarvis, a Selling Stockholder in this Offering, at a purchase price of $1.60 per share, for an aggregate of $80,000. See "Certain Transactions." The proceeds from this sale were added to working capital and used for general corporate purposes.

     In January 1997, the Company sold 62,500 shares of Common Stock in a private placement to 15 investors at a purchase price of $1.60 per share for an aggregate of $100,000, of which 17,188 shares were purchased by Mr. Eichelberger's spouse. See "Certain Transactions." The proceeds from this private placement were added to working capital and used for general corporate purposes.

     In January 1997, the Company obtained a $500,000 line of credit from Southwest Bank of Texas, N.A. (the "Southwest Bank Line of Credit") with interest at the bank's prime rate plus 1% payable monthly commencing February 15, 1997. $250,000 of the line of credit was personally guaranteed by John M. McCormack, a director of the Company, and an additional $250,000 was personally guaranteed by William W. Nicholson, a director of the Company. See "Certain Transactions." The Company drew $400,000 from this line of credit prior to March 31, 1997 and an additional $100,000 subsequent to such date, for general corporate purposes, and repaid the $500,000 balance and retired the line of credit in May 1997.

     In January 1997, the Company borrowed $242,000 from Hartland Bank (the "January 1997 Hartland Bank Loan") with interest payable at 7.05% per annum and the principal and interest due on April 24, 1997, for which the Company has obtained an extension through July 17, 1997 (and intends to request a 30-day extension). The proceeds from this loan were applied to the repayment of the profit sharing fee and legal expenses associated with the Fidelity Loan. At March 31, 1997, the outstanding principal balance on this loan was $162,000, which was reduced to $100,000 in May 1997. The Company intends to repay the balance of this loan with a portion of the net proceeds of this Offering. See "Use of Proceeds."

     In May 1997, the Company obtained a loan, mortgage financing and a line of credit from Texas Bank.

     The loan is in the principal amount of approximately $1,652,200 with interest payable monthly through November 19, 1997, and thereafter principal and interest payable monthly through November 19, 2004, the loan's maturity date. The rate of interest ranges from Texas Bank's prime rate to one percent above its prime rate depending upon the balance, up to $300,000, that the Company maintains in transaction and money market accounts with Texas Bank. The proceeds from the loan were paid directly by Texas Bank to Hartland Bank in connection with Texas Bank's assumption of the December 1996 Hartland Bank Loan. The loan is secured by a first lien on the LINAC assets and the 20-acre tract of land on which the Company intends to construct the Radioisotope Production Facility, plus $165,000 of personal assets of Dr. Morgan and $100,000 of personal assets of Mr. Eichelberger. See "Certain Transactions." The Company intends to repay the outstanding balance of this loan with a portion of the net proceeds of this Offering. See "Use of Proceeds."

     The mortgage financing is in the principal amount of $928,000 and matures on February 19, 2018, with interest payable monthly at Texas Bank's prime rate through February 19, 1998 and thereafter at interest rates ranging from Texas Bank's prime rate to one percent above its prime rate depending upon the balance, up to $300,000, that the Company maintains in transaction and money market accounts with Texas Bank. At June 30, 1997, approximately $57,000 of this mortgage financing was outstanding. The mortgage is secured by approximately 1.6 acres of land owned by the Company and the administration building constituting part of the administration, manufacturing, research and development facility being constructed on such 1.6 acres, and is being used to fund such construction.

     The line of credit is in the principal amount of $619,000 and is payable on November 19, 1997 with interest at Texas Bank's prime rate payable monthly commencing June 19, 1997. At June 30, 1997, $607,000 of this line of credit was outstanding. Approximately $500,000 of this line of credit was used to retire the Southwest Bank Line of Credit, approximately $40,000 was used to pay interest on the December 1996 Hartland Bank Loan, approximately $8,260 was paid to Texas Bank as an origination fee and the balance was added to the Company's working capital for general corporate purposes. The Company intends to repay the outstanding balance under this line of credit with a portion of the net proceeds of this Offering. See "Use of Proceeds."

     The loan, mortgage financing and line of credit from Texas Bank, collectively, are additionally secured by an aggregate of $700,000 of letters of credit consisting of letters of credit in the amounts of $250,000 from each of Messrs. McCormack and Nicholson, letters of credit in the amounts of $100,000 from each of Dr. Morgan and Mr. Eichelberger, the assignment of the Company's 51% interest in the key-man life insurance policy on the life of Dr. Morgan and a certificate of deposit in the amount of $100,000 owned by the Company. In addition, Dr. Morgan and Virgil L. Simmons, a founder and the Senior Vice President of International Operations of the Company, each have personally guaranteed $350,000 of such loan, mortgage financing and line of credit. See "Certain Transactions."

     On June 4, 1997, the Company obtained a $1,500,000 bridge loan commitment (from which $500,000 was borrowed on June 4, 1997 and an additional estimated $250,000 is expected to be borrowed prior to the date of this Prospectus) from Auric, payable together with interest at the rate of 10% per annum on June 1, 1999, except that Auric may require the Company to repay all principal and accrued interest in full following consummation of this Offering. The proceeds from this bridge loan commitment were added to the Company's working capital and used for general corporate purposes, including payment of expenses in connection with this Offering. William W. Nicholson, a director of the Company, is a partner of Auric. See "Certain Transactions." The Company intends to repay the outstanding balance under the bridge loan commitment with a portion of the net proceeds from this Offering. See "Use of Proceeds."

     The Company may apply to the Texas Agriculture Finance Authority for low interest loans from commercial lending institutions guaranteed by the State of Texas, as to the success of which there can be no assurance.

     The Company intends to finance the construction of its Radioisotope Production Facility, estimated at $3,500,000, through additional mortgage financing with a commercial lending institution. There can be no assurance such mortgage financing will be obtained, in which event the Company may be required to fund such construction, in whole or in part, with a portion of the net proceeds of this Offering (in which event the Company may be required to reduce amounts currently allocated to other uses) or alternative sources of financing, the availability of which cannot be assured. See "Risk Factors--Possible Need for Additional Financing."

     The Company anticipates, based on its currently proposed plans and assumptions relating to its operations, that the net proceeds of this Offering will be sufficient to finance its activities for at least 18 months following the date of this Prospectus. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the costs and timing of constructing the Company's administration, manufacturing, research and development facility and Radioisotope Production Facility and commencing production of radioisotopes; possible delays in the regulatory approval process for the Radioisotope Production Facility, the LINAC, the proposed medical imaging camera or the proposed pulsed plasma device; unanticipated expenses in developing the proposed medical imaging camera or pulsed plasma device; costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights; technological and market developments; and the ability of the Company to establish and maintain collaborative academic and commercial research, development and marketing relationships. There can be no assurance that additional capital, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any debt financing, if available, will likely include restrictive covenants and provide for security interests in the Company's assets. The failure of the Company to raise capital on acceptable terms when needed could have a material adverse effect on the Company. See "Risk Factors--Possible Need for Additional Financing."

                                   BUSINESS

General

     The Company is a development stage company which intends to be the first domestic producer of a full range of pharmaceutical grade radioisotopes and radiopharmaceuticals (on a contract or joint venture basis) for commercial sale to the nuclear medicine industry. Radioisotopes, which are indispensable components of nuclear medicine, are radiation emitting atoms that are used for both medical diagnostics and in vivo therapeutics. The Company also intends, under an exclusive worldwide license, to complete development of and to manufacture and market for use in diagnostic nuclear medicine a high resolution medical imaging camera, key components of which are patented. Based on spatial resolutions achieved in industrial applications of the licensed patented inventions, the Company believes its medical imaging camera will have resolution at least four times greater than any medical imaging camera currently on the market.

     When a specifically selected radioisotope is attached or "tagged" to one of a variety of pharmaceuticals, the resulting product is known as a radiopharmaceutical. The pharmaceutical component acts as a carrier to seek out targeted internal organs, tumor sites and/or cells for which it has a predetermined natural affinity. In diagnostics, the radioisotope component provides a signal as to the location of the attached pharmaceutical as it targets the specific organ or site. This process, in turn, is captured by external imaging equipment, such as PET and SPECT cameras. In therapeutics, the radioisotope component provides in vivo treatment of the targeted organ, cancerous tumor and/or cancerous cell site through the emission of either photons or beta radiation.


Industry Overview

     According to the IOM Report, nuclear medicine is estimated to be a $7 to $10 billion industry in the United States of which, according to the F&S 1995 Report, the U.S. diagnostic radiopharmaceutical segment, in which the Company plans to participate, was estimated at $594 million in 1995, increasing at a 12.1% compound annual rate, which would result in over a $1 billion U.S. market for diagnostic radiopharmaceuticals by the year 2000. The Company believes that the in vivo therapeutics radiopharmaceutical segment of nuclear medicine, in which the Company also plans to participate, will grow at a substantially higher rate based on anticipated FDA approvals of a number of monoclonal antibodies, peptides and other pharmaceutical carriers, currently in clinical trials, for in vivo therapeutic treatment of various forms of cancer, including primary and secondary tumors, metastasized sites and organ disorders, including cardiovascular disease. In vivo therapeutic doses of radioisotopes (measured in millicuries) administered to a patient are generally ten to 100 times greater than diagnostic doses as illustrated by certain NDAs filed with the FDA by Mallinckrodt Medical, Inc. and, accordingly, generate proportionally greater revenues.

     According to the IOM Report, one out of every three hospital patients in the United States undergoes a procedure involving the use of radioisotopes for diagnosis or therapy and more than 13 million diagnostic medical procedures employing radioisotopes are performed annually. Based on the 13 million diagnostic medical procedures and the projected 12.1% compound annual growth rate thereof, the Company estimates that there will be approximately 21 million diagnostic medical procedures employing radioisotopes performed in the United States by the year 2000. In addition, according to the TMG 1996 Radiation Oncology Report, approximately 490,000 therapeutic medical procedures employing radioisotopes were performed in the United States in 1995 with each such procedure requiring multiple therapeutic treatments, resulting in more than one million therapeutic treatments employing radioisotopes. The F&S 1995 Report projects that the oncological (i.e therapeutic) world radiopharmaceutical market will grow at a compound annual rate of 19.7%, which should result in over one million therapeutic medical procedures employing radioisotopes being performed in the United States by the year 2000.

     Cancer is the leading cause of death in the United States after heart disease according to the American Heart Association. In the United States, five million persons have been diagnosed as having cancer within the past five years and, according to the American Cancer Society, an estimated one million persons are expected to be diagnosed with the disease in 1997. Worldwide, there are more than 200 drug products currently under development for both cancer diagnostics and treatment according to the F&S 1997 Report. Many of these are radiopharmaceuticals which require specific radioisotopes which cyclotron accelerators currently in commercial use in the United States cannot produce either in volume or at all because of their limited energy and/or beam intensity. The Company expects that the LINAC will be able to produce such specific radioisotopes.

     Radioisotopes are produced commercially either by an accelerator (a cyclotron or a linear accelerator) or a nuclear reactor. Accelerators are machines which accelerate charged particles, generally protons, to a stable (nonradioactive) isotope target, causing a reaction such that the target is transformed into a radioactive isotope. A nuclear reactor produces radioisotopes by bombarding a stable isotope target with neutrons. Radioisotopes produced by cyclotrons and linear accelerators generally have higher specific activity (more disintegrations per mass of desired element) than radioisotopes produced by nuclear reactors, with many radioisotopes so produced being chemically different and capable of being separated by chemistry to produce a pure radioisotope. Radioisotopes produced by neutron bombardment in a nuclear reactor result in a radioisotope of the same chemical element as the target, are difficult to separate, are likely to contain radioactive impurities and have significant attendant radioactive waste.

     Accelerators have a significant environmental advantage over nuclear reactors in that they produce radioisotopes with relatively little attendant radioactive waste. Mo-99, which accounted for 36% of the revenues and 68% of the unit volume of sales of radioisotopes for diagnostic nuclear medicine in 1993, according to the TMG 1993 Report, currently is reactor-produced and represents approximately 6% of the fission product yield, resulting in 90% radioactive waste with long-term hazardous levels of radiation. As a result of the high energy level of the LINAC, the Company believes it will be able to utilize the LINAC beam to bombard a target that produces a cone of neutrons which, in turn, will bombard another target to produce Mo-99 with limited attendant radioactive waste. In addition, most of the costs associated with producing Mo-99, whether by nuclear reactor or by the LINAC as contemplated by the Company, are attributable to the chemical processing required to isolate Mo-99 after its production. Accordingly, the Company expects that the cost of producing Mo-99 in the LINAC will be substantially equivalent to the cost of producing Mo-99 in a nuclear reactor.

     Accelerator-produced radioisotopes are produced by two different types of accelerators, the linear accelerator and the cyclotron. The linear accelerator accelerates particles along a linear path to produce the energy level necessary for converting stable isotopes through a particle reaction into radioactive isotopes, whereas the cyclotron propels particles along a circular path to produce the necessary energy level. The particles propelled in both types of accelerator are identical and the resultant radioisotopes are the same.

     Of the Cyclotrons currently in use in the United States, only one has an energy level significantly above 30 MeV (i.e. approximately 80 MeV) but is limited in its production capacity due to its maximum 0.25mA beam intensity. According to the IOM Report, the production of many promising radioisotopes for medical diagnostic and therapeutic use will require proton accelerators with energy levels higher than 30 MeV. Heretofore, two U.S. government national laboratories, Brookhaven National Laboratory and Los Alamos National Laboratory, have been the primary domestic suppliers of research radioisotopes which require such higher energy levels to produce. However, a combination of scheduling problems, costs and, more recently, anticipated long-term or permanent shutdowns have made these two sources unreliable and/or unavailable.

     Presently, the most commonly used radioisotopes in the United States, most of which the Company intends to commercially produce, are produced by Dupont Merck Pharmaceutical Co., Mallinckrodt Medical, Inc., Amersham Medi-Physics, Inc. and Theragenics, Inc., primarily for their own use, and by two foreign manufacturers. These radioisotopes include:



Radioisotope              Symbol      Half-life     Primary Source
-----------------------   ---------   -----------   ---------------
 Thallium--201            Tl-201         3 days        Domestic
 Gallium--67              Ga--67      3.26 days        Domestic
 Indium--111              In--111      2.8 days        Domestic
 Iodine--123              I--123       13 hours        Domestic
 Molybdenum--99           Mo--99       2.7 days        Foreign
 Technetium--99m*         Tc--99m       6 hours        Foreign
 Xenon--133               Xe--133      5.3 days        Foreign
 Iodine--131              I--131         8 days        Foreign
 Palladium--103           Pd--103       17 days        Domestic

*Technetium-99m is the "daughter" of Molybdenum-99.

     These radioisotopes are used either independently or in various combinations or "cocktails" and assist in the diagnosis of a myriad of medical conditions, including coronary heart disease, pulmonary embolism, thyroid carcinoma, bone cancer, brain disorders, acute cholecystitis (inflammation of the gall bladder), gastrointestinal bleeding, renal artery stenosis and other diseases.

     Based on volume, 70% of all radioisotopes currently used in diagnostic nuclear medicine in the United States are from foreign sources, with substantially all commercially available reactor-produced radioisotopes being manufactured in Canada. This is of continuing concern to the medical community, researchers and the DOE.


The LINAC

     The LINAC design is based on the linear accelerators at the Brookhaven National Laboratory in Long Island, New York and the Los Alamos National Laboratory in Los Alamos, New Mexico, which currently are used primarily for physics research, with only limited accessibility for production of radioisotopes. The configuration of the LINAC differs from these two linear accelerators, as it is configured to operate at a significantly lower energy level (70 MeV as compared to 200 MeV and 800 MeV, respectively), produce a higher beam intensity (1.0mA as compared to 0.10mA and 0.15mA, respectively) and utilize three extracted beams of protons at different levels of energy to produce multiple radioisotopes rather than one. The Company believes that the reconfiguration will permit the LINAC to produce radioisotopes in greater volume and with greater efficiency than Brookhaven National Laboratory or Los Alamos National Laboratory.

     The Cyclotrons are owned by the Radioisotope Producing Companies. Eleven of the 17 Cyclotrons operate at 30 MeV with a 0.20mA beam intensity, one Cyclotron operates at 30 MeV with a 0.18mA beam intensity, one operates at 22 MeV with a 0.15mA beam intensity, three operate at 18 MeV with a 1.0mA beam intensity, and one operates at 80 MeV with a 0.25mA beam intensity. The LINAC, with a 70 MeV energy level and 1.0mA beam intensity, is designed to have more than twice the energy level of the 16 Cyclotrons that operate at 30 MeV or less, and five times the beam intensity of 13 of the 17 Cyclotrons, four times the beam intensity of one of the Cyclotrons, and equivalent beam intensity to the remaining three Cyclotrons (the latter three Cyclotrons having an energy level of only 18 MeV). Unlike the other accelerators which produce a quantity of only one type of radioisotope per 24-hour period, the LINAC is designed to produce quantities of up to 12 radioisotopes during a 24-hour period by directing the unitary beam of protons through switching magnets to create three separate beams directed at 12 different stable isotope targets. The Company anticipates that the LINAC will be able to produce up to 100 curies of 12 different radioisotopes during a 24-hour period. According to the Austin Report, a new 10 MeV cyclotron cost approximately $7.6 million in 1992. Based upon such report and the Company's estimation of additional costs associated with purchasing a 30 MeV cyclotron, the Company believes a new 30 MeV cyclotron radioisotope production facility would cost approximately $10 to $12 million and would become operational two to three years from the date ordered. To the Company's knowledge, there are no new commercial cyclotrons or linear accelerators with energy capacities of 30 MeV or more currently on order in the United States.

     The Company intends to use a portion of the proceeds from this Offering to reconfigure, assemble, test and commence operation of the LINAC, including, among other items, to upgrade the power supply and provide necessary cooling systems, and as capital expenditures to procure additional radioisotope processing equipment. See "Use of Proceeds."

Business Strategy

     The Company's strategy is to become the leading domestic commercial producer of a full range of radioisotopes and radiopharmaceuticals (on a contract or joint venture basis) and a producer of medical instrumentation for use in nuclear medicine, radiation oncology, diagnostic imaging and research.

     The Company expects its 27,000 square foot administration, manufacturing, research and development facility to be completed by September 1997 and its 40,000 square foot Radioisotope Production Facility to be completed by March 1998, as to which there can be no assurance. The Company has retained Lockwood Green Inc., a consulting and construction firm, to design the Radioisotope Production Facility in accordance with FDA standards. Lockwood Greene has designed and constructed similar facilities for other pharmaceutical companies, including DuPont Merck Pharmaceutical Co. and Mallinckrodt Medical, Inc. The administration, manufacturing, research and development facility is being constructed, and the Radioisotope Production Facility, for which a preliminary design study has been completed, will be constructed, on 21.6 acres of land the Company has acquired in a 500 acre high technology biomedical research industrial park located in Denton, Texas, known as the "North Texas Research Center." The Research Center is strategically located adjacent to a principal highway and is approximately 24 miles from the Dallas/Fort Worth International Airport and approximately 14 miles from Alliance Industrial Airport. Radioisotopes manufactured by the Company will be packaged for immediate transport by overnight carriers which have distribution hubs at these airports. Most radioisotopes used in nuclear medicine have limited half-lives and the proximity of the Company's facilities to these airports will enable the Company to deliver its radioisotopes and radiopharmaceuticals to most locations in the United States within 12 hours to 24 hours of production.

     Upon full operation of the LINAC in conformity with the Company's redesign and reconfiguration in June 1998, as to which there can be no assurance, the Company intends to produce currently used radioisotopes and the upcoming and potentially superior diagnostic and therapeutic pharmaceutical grade radioisotopes which can only be accelerator-produced with the high energy (70
MeV) and the 1.0mA beam intensity of the LINAC. See "--Manufacturing."

     The Company currently is holding discussions to acquire (i) wholesale quantities of Mo-99 and neutron-produced therapeutic radioisotopes from Sandia National Laboratory and/or South Africa Atomic Energy Commission and neutron-produced research radioisotopes from Missouri University Research Reactor, and (ii) accelerator-produced radioisotopes from Los Alamos National Laboratory and/or Brookhaven National Laboratory, to commercially distribute such radioisotopes prior to the LINAC being fully operational. There can be no assurance the discussions will result in any agreements with such sources to acquire such radioisotopes. Under the proposed arrangements, the Company would fund the personnel, labor and material costs at such facilities, during specified times, to produce the required radioisotopes and the contracting supplier would continue to be responsible for all regulatory compliance, including radioactive waste. The Company believes that these arrangements will give the Company credibility as a supplier of radioisotopes to the nuclear medicine industry prior to the LINAC being fully operational. A portion of the net proceeds of this Offering have been allocated to purchase such radioisotopes from such sources. See "Use of Proceeds" and "Plan of Operation."

     In addition, the Company intends to develop relationships with the major and specialized radiopharmaceutical companies to produce, package and distribute radiopharmaceuticals on a contract or joint venture basis to radiopharmacies and end-users throughout the country. In December 1996, concurrent with acquiring the 21.6 acres of land in the Research Center, the Company acquired a three-year option from John M. McCormack and William W. Nicholson, who subsequently became directors of the Company, to purchase approximately 60 additional acres of land in the Research Center adjacent to the site of the Radioisotope Production Facility for approximately $3.7 million to enable major and specialized pharmaceutical companies, radiopharmacies and related service companies to establish facilities in close proximity to the Company to facilitate coordination and joint venture projects with the Company for the manufacture and delivery of radiopharmaceuticals to hospitals, clinics, radiopharmacies and research institutions. See "Certain Transactions." As part of this plan, when the LINAC is fully operational, the Company intends to manufacture and distribute finished radiopharmaceutical kits (finished, packaged dosage-form radiopharmaceutical drug products) for the major and specialized radiopharmaceutical companies on a contract or joint venture basis, the success of which cannot be assured. Further, upon completion of the Radioisotope Production Facility and commencement of commercial operations, the Company intends to pursue joint ventures with foreign countries to assist them in the design, construction and/or operation of linear accelerators to produce radioisotopes and radiopharmaceuticals and to license the related technology, the success of which cannot be assured.

     The Company also intends to establish formal relationships with medical institutions and universities in the southwestern United States, including UNT; the University of Texas Southwest Medical Center in Dallas, Texas; the M.D. Anderson Cancer Institute in Houston, Texas; the School of Pharmacy and Radiopharmacy in Albuquerque, New Mexico; and the School of Pharmacy and Radiopharmacy at the University of Oklahoma, to assist such institutions, as well as other institutions, in their research and development of radiopharmaceuticals in exchange for rights in the radiopharmaceuticals developed, the success of which cannot be assured. The Company currently is negotiating with UNT, the success of which cannot be assured, (i) to provide UNT access to the LINAC for the production of experimental radioisotopes for research and development, (ii) to assist in such research and development and
(iii) to provide training for graduate students, with the Company to have certain rights in any products developed. The Company also is assisting UNT and the North Texas Research Institute to develop a regional biomedical tracer facility. Under the proposed program, the success of which cannot be assured, UNT and the North Texas Research Institute would operate the facility for research, education, training and the production of research radioisotopes. The Company would provide UNT and the North Texas Research Institute with access to the LINAC to produce research radioisotopes and would assist on a cooperative basis in the marketing and distribution thereof.

     As part of its long-term strategy, the Company intends, under an exclusive worldwide license, to complete the development of and commence to manufacture and market a high resolution medical imaging camera for use in diagnostic nuclear medicine, key components of which are patented. Based on spatial resolutions achieved in industrial applications of the licensed patented inventions, the Company believes its medical imaging camera will have resolution at least four times greater than any medical imaging camera currently on the market. The Company has allocated a portion of the net proceeds from this Offering for the development of this product. See "Use of Proceeds" and "--Proposed Medical Imaging Camera." In addition, the Company intends, under an exclusive worldwide license, to develop, manufacture and market a pulsed plasma device to produce (i) short-lived positron radioisotopes for use in PET imaging cameras and (ii) thermal neutrons essential to a certain localized cancer therapy treatment, and has allocated a portion of the net proceeds from this Offering for such purposes. See "Risk Factors--No Assurance of Development of Medical Imaging Camera or Pulsed Plasma Device," "Use of Proceeds" and "--Proposed Pulsed Plasma Device."


Supply of Raw Materials

     Enriched stable isotopes, which are used as targets (i.e. bombarded with protons to produce radioisotopes), constitute the principal raw materials required for the manufacture of accelerator-produced radioisotopes. The principal United States source for enriched stable isotopes is the Oak Ridge National Laboratory in Oak Ridge, Tennessee, which relies on government funding for continuing production. Although currently also available from Russia, Israel and China and other foreign sources, there can be no assurance that there will continue to be an adequate supply of enriched stable isotopes, which could materially adversely impact the Company's ability to manufacture radioisotopes. Although the energy and current of the LINAC are sufficient to produce most radioisotopes from unenriched stable isotopes, which are in abundant supply, the production process will require various proprietary chemical separation techniques which, although developed by the Company, have not been tested to date and as to the success of which there can be no assurance. See "Risk Factors--Limited Sources for Raw Materials."

     The Company anticipates that it will be able to purchase enriched stable isotopes from the DOE, although there can be no assurance with respect thereto. The Company also intends to enter into supply agreements for enriched stable isotopes from foreign sources, such as Russia, Israel and China, although there can be no assurance with respect thereto.

Manufacturing

     It is anticipated that the LINAC will operate 24 hours per day, six days per week on an annual basis and its reliability will be critical. The production of radioisotopes cannot be commenced until regulatory approval has been obtained for the Radioisotope Production Facility, which includes a review of the intended manufacturing process and inspection for compliance with cGMP regulations. See "--Government Regulation." The radioisotope production process commences with the placement of a stable isotope target in a "target station" in the LINAC for bombardment by a stream of protons at a specific energy and current depending on the stable isotope target and the intended radioisotope to be produced. The target then will be pneumatically transferred from the target area to a shielded chemical processing cell where the radioisotope will be chemically etched and processed to precipitate and separate the radioisotope from the enriched stable isotope. The chemical recovery and external reuse of the enriched stable isotope will be performed in a separate laboratory following an appropriate holding period for decay and the recovered target material will be tested for identity and purity by activation analysis and used to make new targets. Following chemical separation, the radioisotope will be mixed with a purified solution, tested and then placed in separate vials based on the radioisotope quantity per dose required. Each vial will be assigned an identification number, sterilized and sealed. Thereafter, each lot will be assayed for content and radioisotopic purity, each vial labeled, assigned a shipping identification number, placed in a standard shipping container approved by the DOT and shipped to its intended destination.

     The Company intends to use production strategies that yield high quantities of desired radioisotopes with minimal impurities. Techniques to reduce impurities include selecting appropriate target materials, setting particular target thickness and utilizing specific energy levels of protons to bombard the target.

     Quality assurance and quality control will be performed according to cGMP regulations. The Company intends to maintain a quality control ("QC") unit, to consist of four employees, responsible for the quality of all components, containers, in-process materials, labeling and final radiochemical products. The QC unit will also review records to assure no errors have been made, perform analytical tests according to established operating procedures and verify compliance with analytical specifications. The Company also intends to maintain a Quality Assurance unit, to consist of four employees, responsible for reviewing and controlling basic and training records and for the Company's compliance with cGMP regulations. In-process materials will be tested for identity, strength, quality and purity as appropriate and approved or rejected by the QC unit before, during and after the production process. Materials stored for long periods of time also will be subject to QC unit review.

     The operation of the LINAC will be dependent upon receiving 400 kilowatts of electric power 24 hours per day, six days per week, and any power interruption could materially adversely affect the Company's operations. The Company has elected to receive power from the Denton Electric Power Plant (a member of a tri-grid interconnected power system), which is adjacent to the site of the proposed Radioisotope Production Facility, although there are other power sources readily available through the tri-grid system. See "Risk Factors--Dependence on Power Supply."

     Upon initial operation of the LINAC, scheduled for March 1998, as to which there can be no assurance, the Company intends to produce the following radioisotopes, which can be produced at relatively low energy levels (30 MeV) and currently represent a majority of the accelerator-produced radioisotopes used in nuclear medicine procedures:




Radioisotope           Half-life
--------------------   -----------
Thallium-201  ......   3 days
Indium-111 .........   2.8 days
Iodine-123 .........   13 hours
Gallium-67 .........   3.26 days
Cobalt-57  .........   271.8 days



     These radioisotopes are used either independently or in various combinations or "cocktails" and assist in the diagnosis of a myriad of medical conditions including coronary heart disease, pulmonary embolism, thyroid carcinoma, bone cancer, brain disorders, acute cholecystitis (inflammation of gall bladder), gastrointestinal bleeding, renal artery stenosis and other diseases.

     Upon full operation of the LINAC in conformity with the Company's redesign and reconfiguration, scheduled for June 1998, as to which there can be no assurance, the Company believes that the 70 MeV energy level and 1.0mA beam intensity of the LINAC will enable it to produce Mo-99 and the following experimental radioisotopes that cannot be produced either in volume or at all by any of the cyclotron accelerators currently in commercial use in the United
States:



Radioisotope               Half-life       Applications
-----------------------   -------------    ----------------------
  Sodium-24  ............    15 hours      hypertension
  Magnesium-28   ......    20.9 hours      bone magnesium tracer
  Silicon-31  .........     2.6 hours      materials research
  Phosphorus-32  ......     14.2 days      bone cancer therapy
  Sulfur-35   .........     87.5 days      DNA labeling
  Chromium-51 .........     27.7 days      blood volume
  Manganese-54   ......      312 days      liver diagnostics
  Iron-52  ............     8.3 hours      liver diagnostics
  Iron-55  ............     2.7 years      liver biochemistry
  Copper-67   .........    61.9 hours      radioimmunotherapy
  Zinc-65  ............      244 days      biochemistry
  Germanium-68   ......      271 days      antibody labeling

Radioisotope                Half-life      Applications
------------------------   -------------   -------------------------------
  Selenium-75  .........     119 days      biochemistry
  Strontium-85 .........      65 days      bone tracer
  Yittrium-90  .........     64 hours      radioimmunotherapy
  Ruthenium-97 .........     2.9 days      hepatobiliary function
  Palladium-103   ......    16.9 days      prostate cancer therapy
  Tin-113   ............     115 days      colon cancer therapy
  Xenon-122 ............   20.1 hours      thyroid diagnostic and therapy
  Barium-128   .........     2.4 days      potassium tracer
  Samarium-153 .........   46.7 hours      bone cancer therapy
  Gadolinium-153  ......     241 days      osteoporosis
  Gadolinium-159  ......     18 hours      liver cancer
  Dysprosium-165  ......    2.3 hours      arthritis therapy
  Holmium-166  .........   26.8 hours      leukemia therapy
  Ytterbium-169   ......      32 days      radiography
  Ytterbium-175   ......  100.5 hours      cancer therapy
  Lutetium-177 .........     6.7 days      cancer therapy
  Rhenium-186  .........     90 hours      lung cancer
  Rhenium-188  .........     17 hours      thyroid cancer
  Gold-199  ............     3.1 days      tumor cancer
  Bismuth-206  .........     6.2 days      biochemistry


Marketing

     The Company intends to market radioisotopes for use in nuclear medicine to
(i) pharmaceutical companies, including the Radioisotope Producing Companies, engaged in creating radiopharmaceuticals by coupling radioisotopes with carrier drugs, (ii) radiopharmacies (radiopharmacies both produce radiopharmaceuticals, generally under licenses from pharmaceutical companies, and distribute radioisotopes) and (iii) hospitals, clinics, physicians and licensed technicians that produce radiopharmaceuticals with "cold kits" supplied by pharmaceutical companies and otherwise. The Company intends to compile and maintain a computerized data base of potential customers engaged in nuclear medicine to assist in its marketing of radioisotopes and intends to market experimental radioisotopes to research institutions.

     The Company is currently holding discussions to acquire (i) wholesale quantities of Mo-99, which is used in many diagnostic imaging procedures, and wholesale quantities of neutron-produced therapeutic radioisotopes from Sandia National Laboratory and/or South Africa Atomic Energy Commission, and neutron-produced research radioisotopes from Missouri University Research Reactor and (ii) accelerator-produced radioisotopes from Los Alamos National Laboratory and/or Brookhaven National Laboratory by funding the personnel, labor and materials costs at such facilities, during specified times, to produce the radioisotopes. If such discussions are successful, as to which there can be no assurance, the Company intends to distribute radioisotopes prior to the LINAC being fully operational. The Company has allocated a portion of the net proceeds of this Offering to acquire radioisotopes from such sources. See "Use of Proceeds," "Plan of Operation" and "--Business Strategy."

Proposed Medical Imaging Camera

     As part of its long-term strategy, upon completion of its facilities, the Company intends to complete the development of and commence to manufacture and market for use in diagnostic nuclear medicine a high resolution medical imaging camera, key components of which are patented. The Company has obtained the exclusive worldwide rights in the medical field under the relevant patents from Hospital Financial Corporation which cover certain inventions by Dr. Morgan. These inventions refine the resolution of penetrating radiation to the count of single photons. Based on spatial resolutions achieved in industrial applications of the licensed patented inventions, the Company believes its medical imaging camera will have resolution at least four times greater than any medical imaging camera currently on the market.

     Current medical imaging cameras are limited in their spatial resolution and sensitivity due to the use of electric current integration detection of photons and the scatter of low energy photons. Presently, the resolution of SPECT cameras is approximately four millimeters and is approximately ten millimeters for PET cameras. The licensed patented inventions, which will be adapted for use in the Company's medical imaging camera, have been used in a camera designed for industrial applications which has demonstrated spatial resolution of less than 0.5 millimeters, reflecting a material enhancement compared to existing medical imaging technology. There is a direct correlation between the early detection of cancer and the likelihood of a successful outcome following treatment.

     In 1995, according to the TMG Report, the number of installed medical imaging cameras worldwide was 10,110 located at 4,780 sites. According to the TMG 1995 Nuclear Medicine Report, the predominant imaging cameras were SPECT, which numbered 6,890 units in 1995 up from 5,940 units in 1993. According to the F&S 1995 Report, it is estimated that more than 1,000 medical imaging cameras for diagnostic nuclear medicine will be purchased during 1997 representing an annual U.S. market of approximately $380 million.

     The Company intends to test the medical imaging camera using tomographic equipment it has leased for a five-year term from UNT at a cost of $500 per month. The Company also intends to utilize such equipment to provide tomographic services to industrial users and will pay UNT 10% of the gross revenues received for such services. The Company is required to maintain insurance on the equipment for not less than 80% of replacement cost and has agreed to indemnify UNT for any losses due to injury that may result from use of the equipment. UNT may use the leased equipment for non-commercial purposes at times when it is not being used by the Company. The agreement may be terminated by either party upon 30 days' written notice. The Company also is negotiating, the success of which cannot be assured, an agreement to lease analytical instrumentation from UNT for development of its medical imaging camera for which it presently anticipates paying UNT lease payments of $50,000 per year plus 2% of any revenues from third parties for analytic services utilizing such instrumentation. The Company also intends to enter into collaboration agreements with the Department of Nuclear Medicine and Imaging of the University of Texas Southwestern Medical Center for the development of the proposed medical imaging camera. The Company currently is in discussions with the University of Texas Southwestern Medical Center relating to such collaboration agreements, although there can be no assurance the discussions will be successful.

     UNT owns an imaging camera designed and manufactured for industrial applications utilizing the patented inventions licensed to the Company by Hospital Financial Corporation. The milestones required for commercialization of the medical imaging camera, the success of which cannot be assured, include the Company successfully building a prototype of the medical imaging camera, testing the prototype for reliability and performance, including calibrating the device under FDA standards, submitting the device to the FDA pursuant to a 510(k) pre-market notification filing and obtaining clearance thereof, and manufacturing, packaging and marketing commercial versions of the product. See "Risk Factors--No Assurance of Development of Medical Imaging Camera or Pulsed Plasma Device" and "--Government Regulation."

Proposed Pulsed Plasma Device

     The Company intends to develop a pulsed plasma device for sale to hospitals and clinics for the production of short-lived radioisotopes used in PET scan imaging or pulsed beams of neutrons essential for a certain type of cancer therapy. The device will be developed under an exclusive license with respect to two U.S. patents and related proprietary technical know-how currently being negotiated by the Company with Avogadro, the success of which cannot be assured, relating to the production of plasma generated neutrons.

     Under one configuration, the pulsed plasma device is designed to produce short-lived high-intensity positron-emitting radioisotopes, including carbon-11 with a 20-minute half-life, oxygen-15 with a 122-second half-life, and nitrogen-13 with a 10-minute half-life, that are used extensively in PET cameras for the diagnosis of brain, heart and lung functions. The ability of hospitals to produce these short-lived radioisotopes for immediate PET scan imaging should facilitate the approval for third party payor reimbursement for PET scan imaging, although there can be no assurance with respect thereto.

     Under a different configuration, the device is designed as an external beam radiation treatment unit to produce thermal neutrons that are essential for gadolinium neutron capture therapy ("GNCT"), a type of external beam radiation therapy used to treat certain tumorous cancers located in or near critical organs. Under GNCT, the element gadolinium is transported to a patient's cancerous tumor and irradiated with an external beam of thermal neutrons which destroys the tumor without damage to external healthy tissue. According to the TMG 1996 Radiation Oncology Report, radiation therapy was performed in 1995 at an estimated 1,670 radiation oncology sites having external beam therapy equipment. Hospitals or clinics which purchase the Company's pulsed plasma device for purposes of GNCT will be required to file a PLA with the FDA, a protracted and costly process involving an extensive human clinical trial program. See "--Government Regulation."

     Avogadro has constructed a working prototype of the pulsed plasma device employing the patented technology which it is negotiating to license to the Company. The milestones required for commercialization thereof, the success of which cannot be assured, include Avogadro, pursuant to a proposed development agreement with the Company, successfully building a modified prototype of the pulsed plasma device according to Company specifications, testing the prototype for reliability and performance, including calibrating the device under FDA standards, submitting the device to the FDA pursuant to a 510(k) pre-market notification filing and obtaining clearance thereof, and manufacturing, packaging and marketing commercial versions of the product. See "Risk Factors--No Assurance of Development of Medical Imaging Camera or Pulsed Plasma Device," "--Patents and Proprietary Rights" and "--Government Regulation."

Competition

     Within the United States, the Company believes there currently is no producer of a full range of radioisotopes for commercial sale to the nuclear medicine industry. Currently, radioisotopes produced by a cyclotron accelerator are manufactured in the United States principally by the Radioisotope Producing Companies, primarily, the Company believes, for their own radiopharmaceutical products. The Company believes that hospitals, medical institutions and universities also produce certain short-lived radioisotopes utilizing small cyclotron accelerators, principally for their own needs. The Radioisotope Producing Companies have substantially greater capital and other resources than the Company and there can be no assurance that they may not elect to produce radioisotopes for commercial sale. The U.S. government also produces radioisotopes, primarily for research purposes, in two national laboratories, Brookhaven National Laboratory and Los Alamos National Laboratory, and has announced that it plans to modify the nuclear reactor at Sandia National Laboratory in Albuquerque, New Mexico to produce certain radioisotopes and there can be no assurance that a third party will not contract with the U.S. government to acquire radioisotopes for commercial sale. Outside the United States, Nordion, Inc., a Canadian firm, and Mallinckrodt, N.V. at Petten, a Netherlands firm, both of which have substantially greater capital and other resources than the Company, are major producers of cyclotron-produced and accelerator-produced radioisotopes. Nordion, Inc. currently supplies a significant portion of the radioisotopes used in the diagnostic nuclear medicine industry in the United States and there can be no assurance that the Company will be able to compete successfully with such firm. Further, there can be no assurance that new improved accelerators will not be designed or new technologies developed which would render the LINAC obsolete and the Company's radioisotopes non-competitive.

     There is substantial competition in the medical imaging camera market. The Company faces competition in the United States imaging market from a large number of U.S. and foreign firms, including ADAC Laboratories Inc., Elscint Ltd., GE Medical Systems, Park Medical Systems, Picker International Inc., Hitachi, Ltd., Siemens Medical Systems, Inc., SMV Corporation, Toshiba Corp. and Trionix Research Laboratory, Inc., all of which have significantly greater financial and technical resources and production and marketing capabilities than the Company. In addition, other established medical concerns, any one of which would likely have greater resources than the Company, may enter the market. The Company also faces competition from other imaging technologies which are more firmly established and have a greater market acceptance, including PET and SPECT cameras, MRI systems, CAT scanners and X-rays. There can be no assurance that the Company will be able to compete successfully against any competitor or potential competitor. In addition, the medical imaging camera market is subject to rapid and significant technological change and there can be no assurance that the Company's proposed medical imaging camera can be upgraded to meet future innovations in the medical imaging camera market or that new technologies will not emerge, or existing technologies will not be improved, which would render the Company's proposed medical imaging camera obsolete or non-competitive. The Company is subject to similar substantial competition with respect to its proposed pulsed plasma device, although the Company is not aware of any current commercial producer of such device. See "Risk Factors--Competition and Risk of Technological Obsolescence."


Patents and Proprietary Rights

     There are several patents which cover various components of the LINAC, including the radio frequency ion source used to generate nuclear particles (e.g. protons) and the radio frequency quadropole accelerator to accelerate nuclear particles to an intermediate energy. These patents were developed at various U.S. government national laboratories or by government contractors and, accordingly, are either owned or licensed by the U.S. government.

In conjunction with acquiring the LINAC from the State of Texas, the Company acquired the intellectual property rights in the LINAC assets as granted to Texas under a settlement agreement among the DOE, the U.S. government and the TNRLC. The Company is exploring, through inquiries of the intellectual property counsel of the DOE, the extent of the Company's intellectual property rights so acquired. In the event the Company's intellectual property rights are deemed to be non-exclusive, there can be no assurance that the DOE will not license others to use the same technology. In any event, the U.S government retains the right to use intellectual property owned by it for non-commercial government purposes.

     In addition to acquiring the equipment comprising the LINAC, the Company acquired proprietary engineering and assembly designs and drawings that were transferred to the State of Texas by the DOE. The Company believes that the U.S. government did not retain a copy of such designs and drawings and considers them proprietary.

     The Company, through its employees and consultants, has developed and owns the proprietary rights to significant modifications and improvements to the LINAC for the production of radioisotopes on a commercial scale. The Company intends to file patent applications for some of these modifications and improvements and to protect others as trade secrets. There can be no assurance, however, that patents on such modifications and improvements will be issued or, if issued, that such patents, or modifications and improvements protected as trade secrets will provide meaningful protection.

     The Company has acquired an exclusive worldwide license from Hospital Financial Corporation to develop, market and sell medical imaging cameras in the medical field under two U.S. patented inventions developed by Dr. Morgan. The two patents relate to high-speed single photon counting cameras and camera configurations which minimize the "noise" associated with the scattering of low energy photons. In consideration of the assignment of the exclusive license, the Company issued 25,000 shares of Common Stock to Hospital Financial Corporation and agreed to pay royalties equal to 1% of the net revenues received by the Company from the sale or use of products covered by the licensed patents. One of the two underlying patents expires in August 1998 and the second expires in March 2001. Accordingly, there can be no assurance that such licensed patents will provide the Company with meaningful, if any, protection. The Company's proposed medical imaging camera also will use data acquisition technology acquired from the SSC project for use in conjunction with the high-speed photon counting techniques covered by the licensed patented inventions.

     The Company is negotiating, the success of which cannot be assured, for an exclusive worldwide license from Avogadro to manufacture, use and sell equipment in the areas of neutron and ion beam radioisotope production and gadolinium neutron capture therapy under two U.S. patents and related technical know-how. The two patents relate to a pulsed plasma apparatus for the production of plasma-generated neutrons. Under the proposed license, Avogadro would be entitled to a royalty equal to 5% of the net sale price of products made, sold or first used by the Company in any country in which Avogadro has been issued a patent and one-half of such royalty with respect to products made, sold or first used in a country in which Avogadro has not been issued a patent. Avogadro also would be entitled to a percentage of any revenues received by the Company from sublicensing the licensed patents and technology. In the event Avogadro does not receive minimum annual royalties of $50,000 for calendar years after 1998, Avogadro will be able to elect to convert the license into a non-exclusive license. In the event the Company has not obtained a commercial market for products covered by the license after a period of five years and decides to abandon utilization of the products, the Company and Avogadro may terminate the license agreement without prejudice. The Company also is negotiating a development agreement with Avogadro, the success of which cannot be assured, pursuant to which Avogadro or its affiliates would provide development services on a time and materials basis to develop a prototype of the pulsed plasma device suitable for use in the licensed areas, with a maximum fee not to exceed $1,000,000. The Company will own all intellectual property developed by Avogadro under the development agreement. Under the development agreement, Avogadro would receive a royalty-free, non-exclusive license from the Company to utilize any inventions made or copyrightable works created by Avogadro under the development agreement solely for fields of applications other than the fields for which it is negotiating an exclusive license to the Company.

     Third parties may have filed applications for or been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Company. The Company may not be aware of all patents potentially adverse to its interests that may have been issued to others and there can be no assurance that such patents do not exist, have not been filed, or may not be filed or issued. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses thereto or to develop or obtain alternate technology. There can be no assurance that such licenses, if required, would be available on commercially acceptable terms, if at all, or that the Company would be able to develop or obtain alternate technology, which would have a material adverse effect on the Company.

     There can be no assurance that the validity of any of the patents licensed to, or that may in the future be owned by, the Company would be upheld if challenged by others in litigation or that the Company's products or technologies, even if covered by Company patents, would not infringe patents owned by others. The Company could incur substantial costs in defending suits brought against it or any of its licensors for infringement, in suits by it against others for infringement or in suits contesting the validity of a patent. Any such proceedings may be protracted. In any suit contesting the validity of a patent, the patent being contested would be entitled to a presumption of validity and the contesting party would be required to demonstrate invalidity of such patent by clear and convincing evidence. If the outcome of any such litigation is adverse to the Company's interests, the Company's business would be materially adversely affected.

     In certain instances, the Company may choose not to seek patent protection and may rely on trade secrets and other confidential know-how to protect its innovations. There can be no assurance that protectable trade secrets or know-how will be established or, if established, that they will remain protected or that others will not independently and lawfully develop similar or superior innovations. The Company requires all employees to sign intellectual property assignment and non-disclosure agreements with the Company. In certain instances, the Company will enter into agreements with its employees pursuant to which the employee will be entitled to a small royalty with respect to products developed by the Company based upon the employee's inventions. In addition, all directors, consultants and other parties to whom confidential information of the Company has been or will be disclosed have or will execute agreements containing confidentiality provisions. There can be no assurance, however, that any such intellectual property assignment agreements and confidentiality agreements will be complied with or will be enforceable. See "Risk Factors--No Assurance as To Validity of Intellectual Property Rights."


Government Regulation

     Regulation of Radioisotope Production and Radioactive Waste

     The manufacture of radioisotopes and radiopharmaceuticals is subject to extensive federal and state regulation. Prior to commencing operations, approval of the Radioisotope Production Facility must be obtained from the Texas Department of Health (acting in its designated role as the Texas Radiation Control Agency) and, prior to transporting medical use radioisotopes across state lines, from the FDA. In addition, the DOT regulates the quantity and method of shipment of radioactive materials, and sets specifications with respect to the class of shipping containers used. The Radioisotope Production Facility will be subject to continual inspection for compliance with cGMP regulations, which require that the Company manufacture radioisotopes and maintain manufacturing, testing and quality control records in a prescribed manner. See "Risk Factors--Government Regulation." Since the Radioisotope Production Facility will not handle "special nuclear materials" (i.e. nuclear fuels and weapons grade uranium, thorium and plutonium) and, therefore, will not be designated as a "fixed nuclear facility," the Company believes it will not be subject to regulation by the United States Nuclear Regulatory Commission (the "NRC") or the DOE. Texas Department of Health and FDA regulations provide that a radioisotope production facility may not be used for any purpose other than the production of radioisotopes and radiopharmaceuticals.

     As of the date of this Prospectus, the Company has obtained a permit from the Texas Department of Health to operate certain components of the LINAC in accordance with Texas regulations governing the control of radiation and is preparing an amendment to this permit to permit operation of the LINAC at an energy level of up to 30 MeV. The Company anticipates that it will be permitted to operate the LINAC at a 70 MeV level by the Texas Department of Health by May 1998, although there can be no assurance with respect thereto.

     The Company has retained Lockwood Greene Inc., a consulting and construction firm, to design the Radioisotope Production Facility in accordance with FDA standards. Lockwood Greene has designed and constructed similar facilities for other pharmaceutical companies, including DuPont Merck Pharmaceutical Co. and Mallinckrodt Medical, Inc. Concurrently with receiving approval of the LINAC from the Texas Department of Health for the production of radioisotopes, the Company will file an application to the FDA for approval of manufacturing and selling medical use radioisotopes and radiopharmaceuticals across state lines, which the Company anticipates receiving by May 1998, although there can be no assurance with respect thereto.

     The Company will be required to file a Drug Master File ("DMF") with the FDA for each radioisotope proposed to be produced and used in radiopharmaceutical products. Radioisotopes delivered to pharmaceutical companies for coupling with drug carriers to create their own proprietary radiopharmaceuticals generally will be covered by NDAs filed by the respective pharmaceutical company, which will make reference to the Company's applicable DMF. The DMF is a compilation of information relating to the proposed product, required by the FDA, to determine the identity, purity, strength and manufacturing documentation used for the product and also contains analytical methods documentation and compliance with established specifications. The DMF does not contain any clinical information, but becomes a part of the customer's NDA. In some cases, it may be necessary for the customer to generate clinical data for the radiopharmaceutical incorporating the radioisotope. The Company currently is negotiating with various pharmaceutical companies to manufacture radioisotopes under their existing NDAs, the success of which cannot be assured.

     Pursuant to the Low Level Radioactive Waste Policy Act of 1980, states are required to assure the safe disposal of mildly radioactive materials. The disposal of radioactive waste is regulated in Texas by the TNRCC, which enforces federal regulations promulgated by the EPA and its own regulations. Regulatory issues arising from the handling, retention and disposal of solid and liquid radioactive waste are governed by the Texas Regulations for the Control of Radiation (the "Texas Regulations"). Radioactive waste produced by the Company will fall into the category of low-level radioactive waste as the production and processing of radioisotopes generate a certain amount of low-level, solid radioactive waste. Most of this waste will be in the form of used laboratory expendables, such as latex gloves and absorbent paper used to protect laboratory counter tops from direct exposure to spilled materials, which will be compacted and disposed of through the usual commercial channels used by universities, medical institutions and industrial users of radioactive materials. Between scheduled waste pick-ups, compacted materials containing longer-lived radioisotopes temporarily will be retained on-site in a specially designed, low-level waste reduction facility, which will greatly reduce the amount of radioactive waste to be removed to a permanent radioactive waste disposal facility. Texas Regulations permit a limited amount of specified radioisotopes, generally those with half-lives of less than 300 days and which have decayed through ten half-lives, to be disposed of by transport to a commercial municipal waste facility. The Company believes this regulation gives it a distinct advantage over locations in many other states where landfill burial of radioactive waste is forbidden.

     The production of radioisotopes at the Radioisotope Production Facility will include the chemical separation of radioisotopes. This may lead to the production of some mixed hazardous waste, i.e., a mixture of low-level radioactive materials, water, organic solvents and inorganic salts. As is common practice, the Company will hold such materials on-site for a period of time until the radioisotopes decay to stable isotopes, at which time the materials can be moved off-site for disposal by commercial waste handlers. Liquid radioactive waste resulting from the processing of accelerator-produced products or from the washing down of hot cells or other decontamination procedures will be contained in storage tanks outside the Radioisotope Production Facility. The purpose of such holding tanks is to provide for on-site decay and dilution of the effluent stream to levels of activity where it is permissible to dispose of the waste through discharge into the sewerage system. It is anticipated that the capacity of the storage tanks will be sufficient to permit the holding of radioactive wastes until decay to negligible levels has taken place and that it will not be necessary to discharge the tanks more than once every three or four months. The tanks will be housed in a containment facility to prevent release into the environment in the event of a liquid release accident.

     In compliance with applicable state laws, the Company maintains a Radiation Safety Committee, currently comprised of Dr. Morgan, Jerry M. Watson, Vice President of Manufacturing and Systems Engineering, Homer B. Hupf, Vice President of Radiochemistry, Joe Beaver, Vice President of Radioisotope Production and Michael Vinson, the Company's Radiation Safety Officer, which will oversee the Company's radiation safety procedures and will control and monitor the Company's compliance with cGMP regulations and conduct annual radiation audits to comply with applicable regulatory requirements.

     Regulation of Proposed Medical Imaging Camera and Proposed Pulsed Plasma Device

     The Company's proposed medical imaging camera and proposed pulsed plasma device are subject to extensive federal and state regulation. The proposed products will be regulated as medical devices and require pre-market clearance by the FDA. Pursuant to the Medical Device Amendments of May 1976, the FDA classifies medical devices in commercial distribution as a Class I, Class II or Class III device. This classification scheme is based on the controls necessary to reasonably ensure the safety and effectiveness of the medical devices. Class I devices are those devices whose safety and effectiveness can reasonably be ensured through general controls, such as adequate labeling, pre-market notification and adherence to the cGMP regulations. Class II devices are those devices whose safety and effectiveness can reasonably be assured through the use of special controls, such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are generally devices which support or sustain human life or present a potential risk for illness or injury. FDA regulations include "emission computed tomography systems" as Class II devices, which are defined as devices intended to detect the location and distribution of gamma-ray and positron-emitting radioisotopes in the body and produce cross-sectional images through computer reconstruction of the data. Accordingly, the Company believes that its proposed medical imaging camera will be classified as a Class II device. The Company also believes its pulsed plasma device will be classified as a Class II device.

     If a medical device is "substantially equivalent" to a legally marketed Class II device, the manufacturer or distributor may seek FDA clearance by filing what is known as a 510(k) pre-market notification which must be supported by data and test results. The Company believes its proposed medical imaging camera and proposed pulsed plasma device will be "substantially equivalent" to other products currently legally marketed as Class II devices, and anticipates filing 510(k) pre-market notifications with respect to such products. If the FDA determines that the products are substantially equivalent, then they may be marketed in the United States. The FDA may, however, require additional data or additional test results or may determine that the proposed products are "not substantially equivalent." Requests for additional data or test results or a "not substantially equivalent" determination could delay the Company's market introduction of the medical imaging camera and/or pulsed plasma device and could have a material adverse effect on the Company. The FDA is not required to respond to 510(k) pre-market notifications within a specific time period. Recently, the FDA has required a more rigorous demonstration of substantial equivalence and the time periods required for product approvals have increased. There can be no assurance that the Company will not face substantial delays in receiving 510(k) pre-market clearance or be able to obtain such clearance. If the FDA determines that a new product is "not substantially equivalent," then the manufacturer must obtain FDA approval of a PMA application before marketing can begin. PMA applications must demonstrate, among other matters, that the medical device is safe and effective. A PMA application is typically a complex submission, usually including the results of clinical studies, and its preparation is a detailed and time-consuming process. Once a PMA application has been submitted, the FDA's review may be lengthy and include requests for additional data. Furthermore, there can be no assurance that, if required, a PMA application by the Company will be approved by the FDA.

     Hospitals or clinics which purchase the pulsed plasma device for purposes of GNCT will be required to file a PLA with the FDA, a protracted and costly process involving an extensive human clinical trial program.

     In connection with developing its proposed medical imaging camera, the Company has obtained a license from the Texas Department of Health to store, research and develop radioactive sources and to operate tomography systems utilizing such radioactive sources. The Company anticipates filing an amendment to this license to permit it to operate, test and manufacture its proposed medical imaging camera, although there can be no assurance that the proposed amendment will be approved.

     In connection with developing its proposed pulsed plasma device, the Company will be required to register the device with the Texas Department of Health as a result of the device's use of radiation. The Company anticipates applying for a license to operate and test the proposed pulsed plasma device, although there can be no assurance that the proposed license will be granted.

     The Company also will be required to register as a medical device manufacturer with the FDA. As such, the Company may be inspected from time to time by the FDA for compliance with cGMP regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. Further, the Company will be required to comply with various FDA requirements for labeling. The Medical Device Reporting regulation requires that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications.

     Although the Company intends to comply with all applicable regulations regarding the manufacture and sale of medical devices, such regulations are subject to change and depend on administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not have a material adverse effect on the Company.

     The Company also will be subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not incur significant costs in complying with such laws and regulations or that such laws or regulations will not have a material adverse effect upon the Company.

     Sales of medical devices outside of the United States may be subject to foreign regulatory requirements that vary widely from country to country and the time required to obtain approval by a foreign country may be longer than that required for FDA approval.

     Medical imaging centers must comply with regulations, promulgated in most states by an agency of the state government, under authority delegated by the NRC, governing the possession and use of radiopharmaceuticals for diagnostic medical procedures. In order to secure approval, a medical imaging center must submit an acceptable site plan for its camera, employ adequate radiation safety and quality procedures, and provide a nuclear medicine or other qualified physician who meets certain training and experience standards.

     Many states have "certificate of need" regulations that require a hospital purchaser or user of expensive diagnostic equipment, such as medical imaging cameras, to obtain regulatory approval prior to purchasing the equipment. A primary purpose of those regulations is to contain health care costs by restricting the number of similar units in a particular locality. There can be no assurance that such requirements or the delays that may be occasioned thereby will not limit the Company's ability to market and sell its medical imaging camera or pulsed plasma device. Further, restrictions of this nature may increase through the passage of legislation and the adoption of regulatory changes as a part of overall health care reform.

     Other Regulations

     In the event the Company enters into agreements with suppliers to acquire Mo-99, neutron-produced research and therapeutic radioisotopes or accelerator-produced radioisotopes for distribution by the Company, the Company will be subject to regulations of the Texas Department of Health regarding the handling of radioactive materials, but believes it will not be subject to regulation by the NRC or any other agency for the production of the radioisotopes, including attendant radioactive waste in connection with such production, which will be the responsibility of the contracting supplier. See "Plan of Operation" and "--Business Strategy."

     Any radiopharmaceuticals developed under arrangements between the Company and medical institutions and universities will require prior approval of the FDA, which has established mandatory procedures and standards for the clinical testing, manufacture and marketing of therapeutic and diagnostic products, a protracted and costly process, including preclinical animal studies, the filing of an investigational new drug application, human clinical trials and the approval of a new drug application.

     The Company also will be subject to regulation by the EPA, the TNRCC and OSHA with respect to the radioactive content of water and air discharges and the handling and disposal of radioactive waste. The Company intends to comply with all such laws and regulations and believes its facilities and operations will not pose any unusual hazards to nearby residents, employees or visitors. See "Risk Factors--Government Regulation."

Product Liability and Insurance

     The use of its radioisotopes in radiopharmaceuticals and in clinical trials and the use of its proposed medical imaging camera or proposed pulsed plasma device may expose the Company to potential product liability which is inherent in the testing, manufacture, marketing and sale of human diagnostic and therapeutic products. In addition, the failure to effect timely delivery of radioisotopes may cause a delay in a scheduled test or procedure or result in the functional loss of radioactivity of the radioisotope, thereby exposing the Company to potential liability. The Company currently has no product liability insurance. The Company intends to obtain product liability insurance prior to commencing production of any radioisotopes and prior to the manufacture and sale of medical imaging cameras or proposed pulsed plasma device but there can be no assurance it will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage. Claims or losses in excess of any liability insurance coverage ultimately obtained by the Company could have a material adverse effect on the Company. See "Risk Factors--Product Liability Exposure and Insurance."

Technical Advisors and Industrial Advisors

     To further assist in the development of its technologies, the Company, following consummation of this Offering, intends to establish a Board of Technical Advisors to be comprised of individuals with technical and scientific credentials who are expected to advise the Company on technical and scientific issues. There can be no assurance that the Company will be successful in establishing and recruiting members to such Board. The Company anticipates that the Board of Technical Advisors will meet on a quarterly basis at the Company's headquarters for a two-day review of the technical progress of the Company's products, engineering and research and development, and will be compensated at a rate per meeting to be determined by the Company's Board of Directors plus reasonable travel expenses in connection with such meetings. The Board of Technical Advisors will make recommendations to the Company regarding product capability and specifications, engineering designs and research and development objectives, and future technical development of the Company.

     The Company will require Technical Advisors to sign non-disclosure and intellectual property assignment agreements pursuant to which intellectual property generated as a result of services to the Company is the property of the Company. Such agreements may be subject to the rights of the Technical Advisors' primary employers or other third parties with whom such individuals have consulting arrangements. However, the Company does not intend to retain individuals to serve on the Board of Technical Advisors whose primary employers, or other third parties with whom such individuals have consulting arrangements, are in competition with the Company.

     Technical Advisors may be retained individually by the Company on a consulting basis to perform work specifically for and at the direction of the Company.

     Following consummation of this Offering, the Company also intends to establish a Board of Industrial Advisors to be comprised of individuals with business and financial experience who are expected to advise the Company on business and finance issues. There can be no assurance that the Company will be successful in establishing and recruiting members to such Board. The Company anticipates that the Board of Industrial Advisors will meet on a quarterly basis at the Company's headquarters for a two-day review of the Company's operations with respect to its facilities, financing, marketing and distribution of products and its strategic alliances, and will be compensated at a rate per meeting to be determined by the Company's Board of Directors plus reasonable travel expenses in connection with such meetings. Industrial Advisors will be required to sign non-disclosure agreements with the Company and individually may be retained by the Company on a consulting basis.


Facilities

     The Company rents 12,000 square feet of warehouse and office space in Denton, Texas, under a one-year lease expiring in August 1997 at a monthly rental of $3,200; 32,000 square feet of warehouse space in Fort Worth, Texas at a monthly rental of $4,800 with a 30-day cancellation notice and 4,200 square feet of administrative office space in Austin, Texas under a lease expiring in July 1999 at a monthly rental of $2,300 (for aggregate monthly rental payments of $10,300 per month). The Company intends to move its executive and operations offices to its administration, manufacturing, research and development facility by September 1997 and to vacate the warehouse space following completion of the Radioisotope Production Facility.

Employees

     As of June 30, 1997, the Company has 16 full-time employees, consisting of nine executive officers, four additional scientific and professional personnel and three administrative personnel, and intends to hire six additional technical personnel following consummation of this Offering. The Company believes its relationship with its employees to be good. None of the employees are represented by a union and there have been no work stoppages to date.


Legal Proceedings

     There are no legal proceedings to which the Company is a party.

                                  MANAGEMENT

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:


Name                     Age     Position
----                     ---     --------
Ira Lon Morgan            70     Chairman of the Board, Treasurer and Director
Carl W. Seidel            58     President, Chief Executive Officer and Director
Tommy L. Thompson         50     Executive Vice President, Chief Operating Officer and
                                   Director
Virgil L. Simmons         67     Vice President of International Marketing, Secretary
                                   and Director
Joan H. Gillett           47     Chief Financial Officer
Jerry M. Watson           54     Vice President of Manufacturing and Systems
                                   Engineering
Homer B. Hupf             62     Vice President of Radiochemistry
Joe Beaver                64     Vice President of Radioisotope Production
Will J. Lepeska           59     Vice President of Marketing
John M. McCormack         52     Director
William W. Nicholson      54     Director
James K. Eichelberger     73     Director
Robert J. Gary            70     Director
Frederick J. Bonte        70     Director


----------------

     Ira Lon Morgan, Ph.D., a founder of the Company, has served as Chairman of the Board of Directors and Treasurer since the Company's formation in November 1995. Dr. Morgan also served as Chief Executive Officer until May 5, 1997, when Carl W. Seidel assumed this office. From 1987 to 1995, Dr. Morgan served as President of International Digital Modeling Corporation and its successor, International Diagnostic Measurements Corporation, a manufacturer of real-time diagnostic systems for electric utilities. From 1979 to 1987, Dr. Morgan served as President of Scientific Measurement Systems, Inc., a manufacturer of industrial computed tomography systems used in the dimensional analysis of manufactured products. From 1966 to 1976, Dr. Morgan served as President of Columbia Scientific Industries, a company engaged in the manufacturing of analytical chemical and pollution monitoring systems. From 1987 to 1997, Dr. Morgan served as Adjunct Professor and Assistant to the Vice President of Research at the University of Texas. From 1966 to 1976, Dr. Morgan also served as Professor of Physics and directed the Center for Nuclear Studies at the University of Texas. Dr. Morgan has over 100 publications in the area of nuclear physics, nuclear reactors, particle accelerators and instrumentation and has been awarded 21 patents in these and other areas. From 1964 to 1976, Dr. Morgan was Co-Chairman of the Conference on the Application of Accelerators in Research and Industry and also was involved in the Los Alamos Linear Accelerator program. Dr. Morgan is a Fellow of the American Physics Society and a Fellow of the American Nuclear Society. Dr. Morgan received a Ph.D. in physics from the University of Texas at Austin in 1954, an M.A. in Physics and Mathematics from Texas Christian University in 1951 and a B.A. in Physics from Texas Christian University in 1949.

     Carl W. Seidel has served as President and Chief Executive Officer since May 5, 1997 and was elected a director in March 1997. From 1969 to 1997, Mr. Seidel served in various positions at New England Nuclear Company and its successors by merger, E.I. duPont de Nemours and Company ("DuPont") and DuPont Merck Pharmaceutical Co. ("DuPont Merck"), a joint venture between DuPont and Merck and Company, Inc. for the manufacture of radiopharmaceuticals and other drug products. From 1991 to 1997, he served as Associate Director of Technical Affairs of the Radiopharmaceutical Division of DuPont Merck. From 1991 to 1996, he served as Associate Director and Business Manager of the Radioisotopes and Radioactive Sources Unit and from 1982 to 1991, served in various positions in the radiopharmaceutical division of DuPont. From 1969 to 1982, he served as Assistant Division Manager, New Ventures Operations and Commercial Development of New Technology, of New England Nuclear Company, a manufacturer of radioisotopes and radiopharmaceuticals. From 1990 to 1994, Mr. Seidel served as a member of the Department of Energy National Advisory Committee on the need for a national biomedical tracer facility and an independent producer of radioisotopes. Mr. Seidel received an M.S. in Chemistry from the University of Notre Dame in 1962 and a B.S. in Chemistry from the University of Wisconsin in 1959.

     Tommy L. Thompson joined the Company in February 1997 as Executive Vice President and Chief Operating Officer. From 1996 to 1997, Mr. Thompson was Executive Vice President of Coastal Power Company, a commercial provider of electric power, where he was responsible for international operations, including business development, project management, engineering and construction. From 1994 to 1996, he served as Vice President of Destec Energy Asia Pte Ltd., a commercial power plant construction company, and from 1992 to 1994, he served as Vice President of Brown and Root, an international engineering and construction company. Mr. Thompson received a B.S. in Mechanical Engineering from the University of Texas in 1970 and is a registered professional Engineer in the State of Texas.

     Virgil L. Simmons, a founder of the Company, has served as Senior Vice President of International Operations since March 1997, and as a director since November 1995. Prior thereto, Mr. Simmons served as President of the Company from its formation in November 1995 until March 1997. Mr. Simmons has also served as Secretary of the Company since its formation. From 1992 to 1994, Mr. Simmons served as a consultant to the President of Tracor Inc. to manage its overseas and manufacturing operations. In 1992, Mr. Simmons founded the Westbank Partnership, and from 1993 to 1995, served as President of Allied Interests, Inc., which companies provided management and marketing consulting services and venture capital to start-up technology companies. From 1975 to 1990, Mr. Simmons held various positions at Tracor, Inc., a diversified aerospace, military and commercial products company, and from 1982 to 1990, served as Vice President of the International Division. From 1973 to 1975, Mr. Simmons served as Vice President of Engineering of Accelerators Incorporated. From 1972 to 1973, Mr. Simmons served as a consultant in the consulting firm of Wilkinson, Sedwick & Yelverton. From 1953 to 1972, Mr. Simmons held various positions at Texas Instruments, including positions in engineering, program management, marketing and corporate management, and in 1972, served as Corporate Director of all intercompany programs. From 1958 to 1960, Mr. Simmons served as a member of the Synthetic Aperture Guidance Committee, and in 1988 was selected by the U.S. Secretary of Defense as one of the seven U.S. members of the NATO Industrial Advisory Group (NIAG) in Brussels, Belgium. Mr. Simmons received a B.S. in Physics and Mathematics from the University of Texas in 1951.

     Joan H. Gillett joined the Company in March 1997 as Chief Financial Officer. From 1986 to 1996, Mrs. Gillett served as President and Chief Financial Officer of Life Savings Bank, SSB. From 1985 to 1986, Mrs. Gillett served as the Assistant Vice President for Goliad Savings and Loan, and from 1983 to 1985, served as staff accountant for the Dominion Marketing Group. Mrs. Gillett received a B.B.A. with honors in Accounting from Southwest Texas University and a B.A. from the University of Houston in 1983 and 1970, respectively, and has been registered as a Certified Public Accountant in Texas since 1987.

     Jerry M. Watson, Ph.D. joined the Company in March 1997 as Vice President of Manufacturing and Engineering. From 1994 to 1997, Dr. Watson served as Deputy Director of the Accelerator Technology Division of the Los Alamos National Laboratory. Dr. Watson was deputy head of the Accelerator Division of the SSC Project, where he led the design of the Superconducting Super Collider linear accelerator. Dr. Watson received a Ph.D., M.S. and B.S. in physics from the University of Chicago in 1971, 1965 and 1964, respectively, and received a E.M.B.A. from the University of New Mexico in 1987.

     Joe Beaver, a founder of the Company, has served as Vice President of Radioisotope Production since June 1996. From 1988 to 1993, Mr. Beaver served as a staff scientist at Oak Ridge National Laboratory. From 1980 to 1987, Mr. Beaver served as Cyclotron Operations Manager and Director of Cyclotron Technology Development for Mallinckrodt, Inc. From 1969 to 1980, he served as Technical Director of the cyclotron facility at Mount Sinai Medical Center in Miami Beach, Florida, and from 1961 to 1969, he served as Radioisotope Production Manager of the cyclotron at Oak Ridge National Laboratory. Mr. Beaver received a B.S. in Physics from the University of Central Oklahoma in 1958.

     Homer B. Hupf, Ph.D., a founder of the Company, has served as Vice President of Radiochemistry since June 1996. From 1985 to 1994, Dr. Hupf was a scientific investigator for Hybritech Inc., an international instrumentation and pharmaceutical company. From 1982 to 1985, Dr. Hupf served as Department Head of Radiochemistry/ Radiopharmacy of King Faisal Specialist Hospital, a cyclotron-based cancer research center. From 1980 to 1982, he served as Vice President of Radiopharmaceutical Production of Radpharm Inc., a cyclotron-based radiopharmaceutical manufacturer and regional nuclear pharmacy. From 1976 to 1980, he served as Vice President of Radiopharmacy of Diagnostic Isotopes Inc., a pharmaceutical manufacturing and regional nuclear pharmacy, and from 1969 to 1976, as Department Head of Radiopharmacy of Mount Sinai Medical Center, a cyclotron-based research center. From 1960 to 1969, Dr. Hupf served as Staff Scientist-Isotope Production of Oak Ridge National Laboratory. Dr. Hupf received a Ph.D. and an M.S. in chemistry from the University of Tennessee in 1969 and 1965, respectively. He also received an M.S. in pharmaceutics and a B.S. in pharmacy from Philadelphia College of Pharmacy & Science in 1959 and 1955, respectively.

     Will J. Lepeska joined the Company in June 1996 as Vice President of Marketing. In 1968, Mr. Lepeska founded Hospital Financial Corporation, a company specializing in medical equipment leasing, and has served as its President since inception. From 1954 to 1968, Mr. Lepeska was Vice President of Marketing of Nuclear-Chicago Corp., a nuclear medicine instrument company, where he was responsible for marketing the Nuclear Medicine Imaging Camera and from 1967 to 1970, he served as a director. Mr. Lepeska received a B.S. in Electrical Engineering from Marquette University in 1954.

     John M. McCormack has been a director since December 1996. Mr. McCormack is a principal in several real estate companies in the Houston, Texas area. From 1977 to 1987, Mr. McCormack served as President of Visible Changes, a chain of 17 Texas beauty salons, and continues to serve as its Chairman. Mr. McCormack currently serves on the Board of Advisors of M.D. Anderson Hospital and co-chairs the Studies of Entrepreneurship at the University of Houston.

     William W. Nicholson has been a director since March 1997. For the last three years, Mr. Nicholson has been a private investor and advisor to the Amway Policy Counsel Board. From 1984 to 1992, Mr. Nicholson was Chief Operating Officer of Amway Corporation and from 1974 to 1977 he served as Appointments Secretary to President Ford. Currently, Mr. Nicholson serves on the Board of Advisors to the M.D. Anderson Cancer Institute. Mr. Nicholson received a B.S. from the University of Nevada in 1966.

     James K. Eichelberger, a founder of the Company, has been a director since February 1996. Mr. Eichelberger has been a private investor, real estate broker and commercial builder in the Austin, Texas area for the last three years. Mr. Eichelberger received a B.A. from Southern Methodist University in 1950.

     Robert J. Gary has been a director since March 1997. Since 1992, Mr. Gary has been President of Gary Investment & Services, an investment and consulting firm. From 1993 to 1996, Mr. Gary was Chairman of the Board of Integrated Diagnostic Measurement Corp., and from 1960 to 1992, was Executive Vice President of the Texas Utilities System.

     Frederick J. Bonte, M.D. has been a director since April 1997. Dr. Bonte has served as Director of the Nuclear Medicine Center of Southwestern Medical School in Dallas, Texas since 1980 and as the Dr. Jack Krohmer Professor of Radiation Physics at University of Texas Southwestern Medical Center since 1994. From 1990 to 1994, he served as the Effie and Wofford Cain Distinguished Chair in Diagnostic Imaging at University of Texas Southwestern Medical Center and from 1973 to 1980, as Dean of Southwestern Medical School. Dr. Bonte has served as Chairman of the Medical Committee of the Texas Radiation Advisory Board since 1986, as a member of the Commission on Radiologic Units, Standards and Protection of the American College of Radiology since 1991 and as a member of the Radiation Advisory Committee and Environmental Hazards Committee of the American Medical Association since 1986 and 1988, respectively. Dr. Bonte received an M.D. from Western Reserve University School of Medicine in 1945 and a B.S. from Western Reserve University in 1942.

                               ----------------

     As a result of their activities relating to the organization of the Company, Dr. Morgan, Mr. Simmons, Mr. Beaver, Dr. Hupf and Mr. Eichelberger may be deemed "promoters" as that term is defined in the Securities Act. Each member of the Board was elected to hold office for a period of one year, or until his successor is elected and qualified or until such director's earlier death, resignation or removal. Officers are elected annually and serve at the pleasure of the Board of Directors, subject to rights, if any, under contracts of employment.


Committees

     The Executive Committee, established in January 1997, currently consists of Robert J. Gary, Ira Lon Morgan, William W. Nicholson, Carl W. Seidel and Virgil L. Simmons. The Executive Committee is responsible for the Company's general operations, as provided in directives from the Board of Directors.

     The Audit Committee, established in January 1997, currently consists of James K. Eichelberger, John M. McCormack, Ira Lon Morgan and Jon Starnes (a founder and stockholder of the Company). The Audit Committee meets with the Company's independent auditors to review the scope and timing of their audit services, any other services they are asked to perform, the report of independent auditors on the Company's consolidated financial statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes an annual recommendation to the Board of Directors concerning the appointment of independent auditors for the ensuing year.

     The Compensation Committee, established in January 1997, currently consists of James K. Eichelberger, Robert J. Gary, John M. McCormack, Ira Lon Morgan and William W. Nicholson. The Compensation Committee reviews the compensation and benefits of all officers of the Company, makes recommendations to the Board of Directors and reviews general policy matters relating to compensation and benefits of employees of the Company.

Executive Compensation

     For the period November 1, 1995 (inception) through December 31, 1996, Virgil L. Simmons, the Company's Vice President of International Marketing, was issued 50,428 shares of Common Stock at a value of $1.40 per share in payment of $70,599 of compensation for his services as an officer of the Company. Other than the foregoing issuance of shares, none of the Company's executive officers were paid any compensation for services to the Company as an executive officer for the period November 1, 1995 (inception) through December 31, 1996.

     The Company has entered into an employment/royalty agreement with Dr. Morgan effective November 1, 1995, pursuant to which Dr. Morgan is employed as Chairman of the Board in a senior advisory position through October 31, 2000 at an annual salary of $100,000, increasing by $10,000 per year commencing November 1, 1997. Dr. Morgan is entitled to participate in any pension, retirement, stock appreciation or stock option plan, or any key employee compensation plan which may be established. Dr. Morgan's employment is terminable only for "good cause" as determined by a court of law. If Dr. Morgan's employment is terminated due to mental or physical disability or incapacity, the Company will pay Dr. Morgan six months' salary. Dr. Morgan has agreed to devote not less than 75% of his working hours to the Company's business interests. The employment agreement contains confidentiality provisions and provides that Dr. Morgan may not compete with the Company or solicit its employees during the term of his employment and for a period of two years after termination of his employment.

     In addition to salary, Dr. Morgan will receive royalty payments semi-annually equal to 1% of the gross revenues received by the Company from the sale, lease or use of products developed, manufactured and marketed by the Company under any license agreement, know-how or technology developed or being developed by Dr. Morgan, and the greater of 0.5% of gross revenues or 20% of royalties received from the licensing by the Company of any such patents, know-how or technology to others. The total remuneration of Dr. Morgan from salary and royalties is not to exceed $150,000 per year until gross revenues of the Company exceed $5,000,000 and the Company is profitable. Royalties over and above the standard salary are to be paid out of profits not to exceed 10% of the Company's pre-tax profits. Dr. Morgan may accept royalties in the form of cash, Common Stock, deferred annuities or tax-free retirement plans offered by the Company or others in combination or percentages of the above forms of royalty payment. The Company's Board of Directors is required to offer such remuneration to Dr. Morgan on a semi-annual basis based on earnings per share and market value of the Common Stock. Royalty compensation may not exceed $500,000 in any one-year period.

     Dr. Morgan has entered into an addendum to his employment agreement pursuant to which he has waived any rights to salary through December 31, 1996.

     The Company has entered into an employment agreement with Carl W. Seidel effective May 5, 1997, pursuant to which Mr. Seidel is employed as President and Chief Executive Officer through May 5, 2002 at an annual salary of $175,000, subject to an annual increase and bonus at the discretion of the Company's Board of Directors. Such bonus, if awarded, is anticipated to be approximately 50% of Mr. Seidel's base salary but in no event more than 10% of the Company's pre-tax profits. Mr. Seidel's employment is terminable by the Company for "cause," which includes, among other things, a willful violation of law or aiding or abetting a competitor to the detriment of the Company, or by the Company or Mr. Seidel without cause upon 90 days' written notice. If terminated by the Company without cause, Mr. Seidel is entitled to continued salary and benefits for 18 months from the effective date of such termination or, at the Company's election, a lump-sum severance payment equal to the total cash compensation that would be payable to him under the employment agreement for the 32-month period following the effective date of termination. The employment agreement contains confidentiality provisions and provides that Mr. Seidel may not compete with the Company during the term of his employment and for a period of six months following termination of his employment with the Company.

     On March 21, 1997, pursuant to a preliminary employment agreement with Mr. Seidel, the Company agreed to issue Mr. Seidel 75,000 shares of Common Stock as soon as practicable after the date of such agreement and 75,000 shares at December 31, 1997, in each case at a purchase price of $1.60 per share, and agreed to grant Mr. Seidel a stock option to purchase 75,000 shares of Common Stock subject to approval by the Company's Board of Directors of a stock option plan. The initial 75,000 shares were issued to Mr. Seidel in June 1997 and a stock option to purchase 75,000 shares of Common Stock at an exercise price
equal to $       per share (85% of the initial public offering price per share)
was granted to Mr. Seidel under the Incentive Plan on May 5, 1997, and is exercisable at the rate of one third per annum commencing May 5, 1998 (one year from the commencement date of Mr. Seidel's employment with the Company) and terminates May 5, 2000 (concurrent with the date the remaining one third of the shares become purchasable under the option), subject to earlier termination in the event of termination of Mr. Seidel's employment. See "Certain Transactions."

     The Company is a 51% beneficiary of a "key man" life insurance policy in the amount of $1,000,000 on the life of Dr. Morgan and Dr. Morgan's designee is a 49% beneficiary. The Company has applied for a $500,000 key-man life insurance policy on the life of Mr. Seidel. The Company also is a 100% beneficiary of $500,000 policies on the lives of Homer B. Hupf, Ph.D., Vice President of Manufacturing and Systems Engineering, and Joe Beaver, Vice President of Radioisotope Production, and also has applied for $500,000 key-man insurance policies on the lives of Tommy L. Thompson, Executive Vice President and Chief Operating Officer and Jerry W. Watson, Ph.D., Vice President of Manufacturing and Systems Engineering.


Consultants

     The Company is dependent upon third parties for significant aspects of its operations and has retained consultants to assist in the design and configuration of the LINAC and its administration, manufacturing, research and development facility and Radioisotope Production Facility. For the period November 1, 1995 (inception) through December 31, 1996, the Company paid $107,149 in cash and issued 186,142 shares of Common Stock at a value of $260,600 to consultants for services rendered, including Common Stock issued to certain officers and directors of the Company. See "Certain Transactions." As of March 31, 1997, the Company owed 12 consultants an aggregate of approximately $12,000 for services rendered in 1997, which amount was paid by the Company prior to the date of this Prospectus. The Company will retain additional consultants as required.


Long Term Incentive Plan

     The Company has adopted a 1997 Long Term Incentive Plan (the "Incentive Plan") which authorizes the granting of incentive stock options and non-qualified stock options to purchase Common Stock, stock appreciation rights, restricted stock and performance units to key executive and other key employees of the Company, including officers of the Company and its subsidiaries, and to directors and consultants of the Company. The purpose of the Incentive Plan is to attract and retain key employees, directors and consultants, to motivate such persons to achieve long-range goals and to align their interests with those of the Company.

     The Incentive Plan authorizes the award of 600,000 shares of Common Stock to be used for stock options, stock appreciation rights or restricted stock. If an award made under the Incentive Plan expires, terminates or is forfeited, canceled or settled in cash, without issuance of shares of Common Stock covered by the award, those shares will be available for future awards under the Incentive Plan. The Incentive Plan is administered by the Board of Directors or, if directed by the Board of Directors, the Compensation Committee (the Board of Directors or, if applicable, the Compensation Committee is referred to herein as the "Committee"). Executives and other key full-time employees of the Company and its subsidiaries may be selected by the Committee to receive awards under the Incentive Plan. The Incentive Plan provides that no more than 75,000 shares of Common Stock may be subject to awards granted per year to any one employee participating in the Incentive Plan. In the discretion of the Committee, an eligible employee may receive an award in the form of a stock option, stock appreciation right, restricted stock award or performance unit or any combination thereof, and more than one award may be granted to an eligible employee.

     The Incentive Plan authorizes the award of both incentive stock options ("ISOs") and nonqualified stock options. Under the Incentive Plan, an option may be exercised at any time during the exercise period established by the Committee, except that: (i) no option may be exercised more than 90 days after employment with the Company and its subsidiaries terminates by reason other than death, disability or authorized leave of absence for military or government service; and (ii) no option may be exercised more than 12 months after employment with the Company and its subsidiaries terminates by reason of death or disability. The aggregate fair market value (determined at the time of the award) of the Common Stock with respect to which ISOs are exercisable for the first time by any employee during any calendar year may not exceed $100,000. The term of each option is determined by the Committee, but in no event may such term exceed three (3) years from the date of grant. The exercise price of options is determined by the Committee, but the exercise price of ISOs cannot be less than the fair market value of the Common Stock on the date of the grant; provided, however, that in no event may the exercise price be less than 85% of the initial public offering price per share of the Common Stock. The exercise price of nonqualified stock options cannot be less than 50% of the fair market value of the Common Stock on the date of grant. The exercise price of options may be paid in cash or in shares of Common Stock. Grants of options do not entitle any optionee to any rights as a stockholder and such rights will accrue only as to shares actually purchased through the exercise of an option.

     As of June 30, 1997, the Company had granted, or the Board of Directors had approved for grant, options to purchase an aggregate of 290,000 shares of Common Stock under the Incentive Plan, consisting of (i) options to purchase 245,000 shares granted to certain officers and other key employees of the Company and Auric, of which a director of the Company is a partner (see "Certain Transactions"), (ii) an option to purchase an additional 15,000 shares of Common Stock expected to be granted to Auric prior to the date of this Prospectus (assuming the Company borrows an additional estimated $250,000 from Auric under the Company's $1,500,000 bridge loan commitment) (see "Certain Transactions") and (iii) options to purchase an aggregate of 30,000 shares of Common Stock approved for grant by the Company's Board of Directors to various individuals subject, in each individual's case, to commencement of his or her respective employment with the Company.


                               ----------------


     The Company has agreed for a 24-month period commencing on the date of this Prospectus, without the prior consent of the Representative, not to (i) grant any options or warrants to purchase Common Stock with an exercise price per share less than the initial public offering price per share of the Common Stock offered hereby, except that options or warrants granted to officers, directors, key employees and consultants of the Company may have an exercise price of not less than 85% of the initial public offering price per share; or
(ii) issue more than an aggregate of 600,000 shares of Common Stock (including shares underlying options and warrants heretofore granted, securities with equivalent rights as Common Stock, equivalent securities issuable upon exercise of options, warrants or other contractual rights and securities convertible directly or indirectly into Common Stock or equivalent securities). No such shares may be issued at a price per share less than the greater of market value at the date of issuance (or grant, as the case may be), or the initial public offering price per share of the Common Stock offered hereby. Notwithstanding the foregoing, the Company may issue securities in connection with an underwritten public offering on behalf of the Company, authorize and issue a class of preferred stock and issue securities in connection with acquisitions, mergers and other reorganizations.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares offered hereby by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) all directors and executive officers as a group and (iv) the Selling Stockholders:


                                        Shares Beneficially
                                          Owned Prior to                               Shares Beneficially
 Name and Address of Beneficial             Offering(1)          Shares              Owned After Offering(3)
             Owner                     Number       Percent     Offered(2)         Number            Percent
-----------------------------------   -----------   ---------   ------------   -----------------   ---------------
Ira Lon Morgan
 3800 Palomar Lane
 Austin, Texas 78759   ............     967,940       24.7%            --            981,829(4)         15.5%

Virgil L. Simmons
 5 Sugar Shack Dr.
 Austin, Texas 78746   ............     217,629        5.6%            --            217,629             3.4%

James K. Eichelberger
 12300 FM 140 West
 Driftwood, Texas 78619(5)   ......     255,386        6.5%        10,400            244,986             3.9%

John M. McCormack
 1303 Campbell Road
 Houston, Texas 7705   ............     434,875       11.1%            --            434,875             6.9%

William W. Nicholson
 1101 Post Oak Blvd., Suite 9700
 Houston, Texas 77056(6)  .........     479,875       12.1%            --            535,431(4)          8.4%

Carl W. Seidel   ..................      75,000        1.9%            --             75,000             1.2%

Tommy L. Thompson(7)   ............      65,625        1.7%            --             65,625             1.0%

Robert J. Gary   ..................     125,000        3.2%            --            125,000             2.0%

Frederick J. Bonte  ...............          --          *             --                 --               *

All directors and executive
 officers as a group
 (13 persons)(5)(6)(7) ............   2,746,330       69.3%        10,400          2,805,375(4)         43.9%(8)

Robert J. Hollingsworth   .........     125,000        3.2%        30,000             95,000             1.5%

Susan Jarvis  .....................      97,000        2.5%        20,000             77,000             1.2%

Kyle R. Gary  .....................      62,500        1.6%        22,725             39,775               *

Phil Adams(9)    ..................      62,500        1.6%        10,000             52,500               *

Bernhard Muller  ..................      18,750          *          1,875             16,875               *

Martha Madeley   ..................      15,625          *          2,500             13,125               *

John J. Lapicola ..................      15,625          *          2,500             13,125               *


----------------

     *Less than 1%.

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security that such person has the right to acquire within 60 days of such date.

(2) Represents the aggregate number of shares (100,000 shares) which the Underwriters have the option to purchase from the Selling Stockholders if the Underwriters' over-allotment option is exercised in full.

(3) Assumes the Underwriters' over-allotment option is exercised in full.

(4) Includes, with respect to Dr. Morgan, 13,889 shares of Common Stock to be purchased by Dr. Morgan in this Offering and, with respect to Mr. Nicholson, 55,556 shares of Common Stock to be purchased by Auric (of which Mr. Nicholson is a partner) in this Offering, in each case assuming an initial public offering price of $9.00 per share.

(5) Includes 17,188 shares owned by Mr. Eichelberger's spouse. Mr. Eichelberger disclaims beneficial ownership of the shares owned by his spouse.

(6) Includes 30,000 shares purchasable by Auric, of which Mr. Nicholson is a partner, under options and an additional 15,000 shares to be purchasable under options by Auric assuming the Company borrows an additional estimated $250,000 from Auric under the Company's $1,500,000 bridge loan commitment. See "Plan of Operation--Liquidity and Capital Resources" and "Certain Transactions."

(7) Includes 15,625 shares owned by Mr. Thompson's spouse. Mr. Thompson disclaims beneficial ownership of the shares owned by his spouse.

(8) In the event the Underwriters' over-allotment option is not exercised, all directors and executive officers as a group will beneficially own 45.5% of the outstanding shares of Common Stock after this Offering.

(9) Includes 31,250 shares owned and 10,000 shares being offered by a profit sharing plan for which Mr. Adams serves as trustee.

                             CERTAIN TRANSACTIONS

     For the period November 1, 1995 (inception) through December 31, 1996, Dr. Morgan loaned the Company an aggregate of $120,000 at an interest rate of 10% per annum. The Company has repaid $95,000 of such loans in cash, exchanged 1,250,000 shares of its Common Stock at a value of $.004 per share for cancellation of $5,000 of such loans and intends to repay the $20,000 principal balance out of a portion of the net proceeds of this Offering. See "Use of Proceeds" and "Plan of Operation--Liquidity and Capital Resources."

     In December 1995 and January 1996, the Company issued an aggregate of 2,062,920 shares of Common Stock at a value of $.004 per share to founders, consisting of (i) 1,250,000 shares to Dr. Morgan in exchange for $5,000 of the principal amount of a loan from Dr. Morgan to the Company referred to above,
(ii) 250,000 shares to Virgil L. Simmons, Vice President of International Marketing, (iii) 250,000 shares to James K. Eichelberger, a director of the Company and (iv) 312,920 shares to other founders.

     In January 1996, Dr. Morgan, Mr. Simmons, Mr. Eichelberger and Jon Starnes (a founder of the Company) transferred 159,862 shares, 28,224 shares, 28,225 shares and 14,100 shares, respectively, to Homer B. Hupf, Vice President of Radiochemistry, who received an aggregate 57,603 shares in consideration for consulting services relating to the design of the proposed Radioisotope Production Facility, Joe Beaver, Vice President of Radioisotope Production, who received an aggregate of 57,603 shares in consideration for consulting services relating to the design and licensing of the Radioisotope Production Facility, and Frederick E. Smithline, an individual who received 115,205 shares in consideration for financial consulting services relating to the Company's equipment purchases and the Fidelity Loan. The transferees of these shares were also founders of the Company.

     In February 1996, the Company issued 25,000 shares of Common Stock to Hospital Financial Corporation at a value of $.004 per share in consideration for the assignment of an exclusive license. See "Business--Proposed Medical Imaging Camera."

     In May 1996, the Company approved, and in November 1996 issued 21,700 shares of Common Stock to Dr. Morgan and 21,700 shares of Common Stock to Mr. Eichelberger at a value of $.004 per share in consideration for their respective pledges of $130,000 and $100,000 of personal assets as partial collateral for the Fidelity Loan.

     In July 1996, the Company issued 21,700 shares of Common Stock to Susan Jarvis, a Selling Stockholder in this Offering, at a value of $.004 per share in consideration for such stockholder's pledge of $100,000 of personal assets as collateral for a $100,000 loan from Hartland Bank obtained by the Company. The Company intends to repay this loan with a portion of the net proceeds of this Offering. See "Use of Proceeds" and "Plan of Operation--Liquidity and Capital Resources."

     In November 1996, the Company issued (i) 50,428 shares to Mr. Simmons as compensation for serving as an officer of the Company, (ii) 35,714 shares of Common Stock to Mr. Eichelberger for financial consulting services related to the Fidelity Loan, (iii) 50,000 shares of Common Stock to Denis Bieber, a founder and then a director of the Company, for consulting services related to the Company's marketing strategies and business plan, and (iv) 50,000 shares of Common Stock to Jon Starnes, a founder of the Company, for financial consulting services related to the Company's equipment loans from Fidelity and Hartland Bank. All of such shares were valued at $1.40 per share.

     In December 1996, the Company borrowed $1,750,000 from Hartland Bank secured, in part, by $130,000 of the personal assets of Dr. Morgan and $100,000 of the personal assets of Mr. Eichelberger. In May 1997, this loan was assumed by Texas Bank, at which time there was an outstanding principal balance of approximately $1,652,200. See "Plan of Operation--Liquidity and Capital Resources."

     In December 1996, the Company acquired all of the capital stock of Gazelle Realty, Inc., a Texas corporation that owned the 20-acre tract of land on which the Radioisotope Production Facility will be constructed and an additional 1.6 acre tract of land on which the Company's administrative, manufacturing and research and development facility is being constructed, from Messrs. John M. McCormack and William W. Nicholson, for 372,375 shares of Common Stock to Mr. McCormack and 372,375 shares to Mr. Nicholson, which shares were valued at $1.60 per share. Concurrently, the Company issued 82,750 shares to Thomas Fouts, a real estate broker who introduced Messrs. McCormack and Nicholson to the Company, for acting as real estate broker in the transaction, which shares were also valued at $1.60 per share. Also, in December 1996, the Company acquired a three-year option from Messrs. McCormack and Nicholson to purchase approximately 60 additional acres of land in the Research Center adjacent to the site of the Radioisotope Production Facility for approximately $3.7 million. See "Business--Business Strategy." Messrs. McCormack and Nicholson were elected directors of the Company subsequent to these transactions.

     In November and December 1996, the Company sold 550,001 shares of Common Stock in a private placement to 15 investors at a purchase price of $1.60 per share, for an aggregate of $880,000. See "Plan of Operation--Liquidity and Capital Resources."

     In December 1996, the Company sold 50,000 shares of Common Stock in a private placement to Susan Jarvis, a Selling Stockholder in this Offering, at a purchase price of $1.60 per share, for an aggregate of $80,000. See "Plan of Operation--Liquidity and Capital Resources."

     In January 1997, the Company sold 62,500 shares of Common Stock in a private placement to 15 investors at a purchase price of $1.60 per share, for an aggregate of $100,000, of which 17,188 shares were purchased by Mr. Eichelberger's spouse. See "Plan of Operation--Liquidity and Capital Resources."

     In January 1997, the Company issued 39,283 shares of Common Stock to Mr. Eichelberger, valued at $1.60 per share, for his assistance in obtaining the Fidelity Loan. See "Plan of Operation--Liquidity and Capital Resources."

     In January 1997, the Company obtained a $500,000 line of credit from Southwest Bank of Texas, N.A., $250,000 of which was personally guaranteed by Mr. McCormack and an additional $250,000 of which was personally guaranteed by Mr. Nicholson. The $500,000 outstanding under this line of credit was repaid in May 1997 and the line of credit retired. See "Plan of Operation--Liquidity and Capital Resources." On January 22, 1997, the Company agreed to issue 62,500 shares of Common Stock to each of Messrs. McCormack and Nicholson at a purchase price of $1.60 per share in consideration for their respective personal guarantees of the Southwest Bank Line of Credit. Such shares were issued to Messrs. McCormack and Nicholson in June 1997.

     In January 1997, in order to establish a pool of shares for issuances to new employees, seven of the Company's founding stockholders agreed to contribute 247,496 shares of Common Stock, valued at $1.60 per share, to the Company. Such shares were contributed to capital in April 1997.

     On January 14, 1997, pursuant to a preliminary employment agreement, the Company agreed to issue Tommy L. Thompson, who subsequently became the Company's Executive Vice President and Chief Operating Officer, 50,000 shares as soon as practicable after the date of the agreement and 50,000 shares at December 31, 1997, in each case at a purchase price of $1.60 per share, and agreed to grant Mr. Thompson a stock option to purchase 60,000 shares of Common Stock subject to approval by the Company's Board of Directors of a stock option plan. The initial 50,000 shares were issued to Mr. Thompson in June 1997 and a stock option to purchase 60,000 shares of Common Stock at an exercise price
equal to $    per share (85% of the initial public offering price per share)
was granted to Mr. Thompson under the Incentive Plan on May 1, 1997, and is exercisable at the rate of one third per annum commencing February 15, 1998 (one year from the commencement date of Mr. Thompson's employment with the Company) and terminates February 15, 2000 (concurrent with the date the remaining one third of the shares becomes purchasable under the option), subject to earlier termination in the event of termination of Mr. Thompson's employment. See "Management--Long-Term Incentive Plan."

     On January 22, 1997, pursuant to a preliminary employment agreement, the Company agreed to issue Jerry M. Watson, Ph.D., who subsequently became the Company's Vice President of Manufacturing and Systems Engineering, 25,000 shares as soon as practicable after the date of the agreement and 25,000 shares at December 31, 1997, in each case at a purchase price of $1.60 per share, and agreed to grant Dr. Watson a stock option to purchase 50,000 shares of Common Stock subject to approval by the Company's Board of Directors of a stock option plan. The initial 50,000 shares were issued to Dr. Watson in June 1997 and a stock option to purchase 50,000 shares of Common Stock at an exercise price
equal to $    per share (85% of the initial public offering price per share)
was granted to Dr. Watson under the Incentive Plan on May 1, 1997, and is exercisable at the rate of one third per annum commencing March 21, 1998 (one year from the commencement date of Dr. Watson's employment with the Company) and terminates March 21, 2000 (concurrent with the date the remaining one third of the shares becomes purchasable under the option), subject to earlier termination in the event of termination of Dr. Watson's employment. See "Management--Long-Term Incentive Plan."

     On March 21, 1997, pursuant to a preliminary employment agreement, the Company agreed to issue Carl W. Seidel, who subsequently became the Company's President and Chief Executive Officer, 75,000 shares as soon as practicable after the date of the agreement and 75,000 shares at December 31, 1997, in each case at a purchase price of $1.60 per share, and agreed to grant Mr. Seidel a stock option to purchase 75,000 shares of Common Stock subject to approval by the Company's Board of Directors of a stock option plan. The initial 75,000 shares were issued to Mr. Seidel in June 1997 and a stock option to purchase 75,000 shares of Common Stock at an exercise price equal to
$    per share (85% of the initial public offering price per share) was granted to Mr. Seidel under the Incentive Plan on May 5, 1997, and is exercisable at the rate of one third per annum commencing May 5, 1998 (one year from the commencement date of Mr. Seidel's employment with the Company) and terminates May 5, 2000 (concurrent with the date the remaining one third of the shares becomes purchasable under the option), subject to earlier termination in the event of termination of Mr. Seidel's employment. See "Management--Executive Compensation" and "Management--Long-Term Incentive Plan."

     On April 23, 1997, pursuant to a preliminary employment agreement, the Company agreed to issue to Gaylord King, a prospective employee of the Company, 20,000 shares of Common Stock as soon as practicable after the date of the agreement at a purchase price of $1.60 per share. Such shares were issued to Mr. King in June 1997.

     In May 1997, the Company obtained a loan, mortgage financing and a line of credit from Texas Bank. The loan, in the principal amount of approximately $1,652,200, is secured, in part, by $165,000 of personal assets of Dr. Morgan and $100,000 of personal assets of Mr. Eichelberger. The Company intends to repay the outstanding balance of this loan with a portion of the net proceeds of this Offering. See "Use of Proceeds." The mortgage financing is in the principal amount of $928,000. The $619,000 line of credit, of which $607,000 was outstanding at June 30, 1997, will be repaid with a portion of the net proceeds of this Offering. See "Use of Proceeds." The loan, mortgage financing and line of credit collectively are additionally secured, in part, by $700,000 in letters of credit, consisting of letters of credit in the amounts of $250,000 from each of Messrs. McCormack and Nicholson and letters of credit in the amounts of $100,000 from each of Dr. Morgan and Mr. Eichelberger. In addition, Dr. Morgan and Mr. Simmons each have personally guaranteed $350,000 of such loan, mortgage financing and line of credit. See "Plan of Operation--Liquidity and Capital Resources."

     On June 4, 1997, the Company obtained a $1,500,000 bridge loan commitment ($500,000 of which was borrowed on June 4, 1997 and an additional estimated $250,000 is expected to be borrowed prior to the date of this Prospectus) from Auric, of which Mr. Nicholson is a partner. See "Plan of Operation--Liquidity and Capital Resources." Prior to providing the bridge loan commitment, Auric entered into a 90-day consulting agreement with the Company pursuant to which Auric agreed to assist the Company in obtaining $1,500,000 in debt financing, either through Auric or other lenders, in consideration for the issuance of options under the Company's Incentive Plan to purchase 15,000 shares of Common Stock for every $250,000 in debt financing obtained (up to a maximum of 90,000
shares) at an exercise price equal to $    per share (85% of the initial public
offering price per share), exercisable in full commencing 30 days after consummation of this Offering, and terminating three years thereafter under the option). Accordingly, on June 4, 1997, the Company granted Auric a stock option under the Incentive Plan to purchase 30,000 shares of Common Stock and expects to issue an additional option to purchase 15,000 shares prior to the date of this Prospectus. The Company intends to repay the outstanding balance under the bridge loan commitment in full with a portion of the net proceeds of this Offering. See "Use of Proceeds" and "Management--Long-Term Incentive Plan."

     In June 1997, as part of the Company's incentive stock compensation program, 170,000 shares of the 247,496 shares of Common Stock contributed to the Company by its founders in April 1997 were issued to the following key employees at a purchase price of $1.60 per share pursuant to agreements entered into on January 14, 1997, January 22, 1997, March 21, 1997 and April 23, 1997, respectively, as described above: Tommy L. Thompson, Executive Vice President:
50,000 shares; Jerry M. Watson, Ph.D., Vice President of Manufacturing and Systems Engineering: 25,000 shares; Carl W. Seidel, President and Chief Executive Officer: 75,000 shares; and Gaylord King, a prospective employee of the Company: 20,000 shares. Also, in June 1997, pursuant to an agreement entered into on January 22, 1997 as described above, the Company sold 62,500 shares of Common Stock to each of Messrs. McCormack and Nicholson at a purchase price of $1.60 per share (comprised of the 77,496 share balance of the 247,496 shares contributed by the Company's founders in April 1997, and an additional 47,504 newly issued shares of Common Stock).

     The Company believes that all prior transactions and loans between the Company and its officers, directors and 5% or greater stockholders have been on terms no less favorable than could be obtained by the Company from unaffiliated third parties. All future transactions and loans between the Company and its officers, directors and 5% or greater stockholders will be on terms no less favorable than can be obtained by the Company from unaffiliated third parties and will be approved by a majority of the independent, disinterested directors of the Company.

                         DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"). As of the date of this Prospectus, there are 3,915,950 shares of Common Stock issued and outstanding and held of record by 46 stockholders and no issued and outstanding shares of Preferred Stock.


Common Stock

     The shares of Common Stock currently outstanding are, and the shares of Common Stock that will be outstanding upon the consummation of this Offering will be, validly issued, fully paid and non-assessable. Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by the stockholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The holders of the Common Stock have no preemptive rights or cumulative voting rights and there are no redemption, sinking fund or conversion provisions applicable to the Common Stock.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Preferred Stock that may be issued.

Preferred Stock

     Pursuant to the Company's Restated Articles of Incorporation, the Board of Directors is authorized, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to establish the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of Preferred Stock so issued. The issuance of shares of Preferred Stock could materially adversely affect the voting power and other rights of holders of Common Stock. Because the terms of the Preferred Stock may be fixed by the Board of Directors without stockholder action, the Preferred Stock could be issued quickly with terms designated to defeat a proposed takeover of the Company, or to make the removal of management or the directors of the Company more difficult. The authority to issue Preferred Stock or rights to purchase such stock could be used to discourage a change in control of the Company. Management of the Company is not aware of any threatened transactions to obtain control of the Company, and the Board has no current plans to issue any shares of Preferred Stock.


Indemnification

     As permitted by the Texas Business Corporation Act ("TBCA"), the Company's Restated Articles of Incorporation provide that the Company will indemnify its officers, directors, employees and agents to the fullest extent permitted by the TBCA against actions that may arise against them in such capacities and to advance expenses in connection with any such actions. The TBCA provides that a corporation may indemnify a person who was, is, or is threatened to be made a named defendant in a proceeding because such person is or was a director if it is determined in accordance with the provisions of the TBCA that the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity as director, that his conduct was in the corporation's best interests or, in other cases, that his conduct at least was not opposed to the corporation's interests and (iii) in the case of any criminal proceeding, had no reasonable cause to be believe his conduct was unlawful. A director may not be indemnified with respect to a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity, or in which the person is found liable to the corporation. Officers, employees and agents of a corporation are entitled to be indemnified by the corporation as, and to the same extent provided for, directors of the corporation. The Company has applied for directors' and officers' liability insurance with an aggregate policy limit of $5,000,000.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


Transfer Agent and Registrar

     American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have 6,115,950 shares of Common Stock outstanding. Of these shares, the 2,200,000 shares issued in this Offering (2,530,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act, unless acquired by an "affiliate" of the Company (as that term is defined in the Securities Act) in which event such securities will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 3,815,950 shares of Common Stock currently outstanding (other than the 100,000 shares to be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option) are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 and may not be sold unless they are registered under the Securities Act or sold pursuant to Rule 144 or another exemption from registration.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who has beneficially owned "restricted securities" for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock of the Company or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale, provided that certain public information about the Company, as required by Rule 144, is then available and the seller complies with the manner of sale and notification requirements of the Rule. A person who is not an affiliate and has not been an affiliate within three months prior to the sale and has, together with any previous owners who were not affiliates, beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the availability of current public information, volume limitations, manner of sale provisions or notice requirements of Rule 144.

     The Restricted Shares will become available for sale under Rule 144 at various dates from 90 days after the date of this Prospectus to June 30, 1998 and the holders of such shares have agreed not to sell or otherwise transfer their shares for a minimum of 12 months following the date of this Prospectus without the consent of the Representative and the Company and, for the 12-month period thereafter, such holders have agreed not to sell their shares at a price per share less than (a) the initial public offering price per share or (b) 85% of the initial public offering price per share solely in the case of sales of shares of Common Stock which are issued upon exercise of incentive stock options granted pursuant to the Company's Incentive Plan, and in each case only through the Representative acting as broker. If the shares to be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option are not sold, the Selling Stockholders have agreed not to sell or otherwise transfer their shares for six months following the date of this Prospectus without the consent of the Representative and the Company and for the six-month period thereafter, such holders have agreed not to sell their shares at a price per share less than the initial public offering price per share and only through the Representative acting as broker. The Representative has no general policy with respect to the release of shares prior to the expiration of the lock-up period and no present intention to waive or modify any of these restrictions on the sale of Company securities. However, the Representative may in the future consider such waivers or modifications if, in its opinion, such waiver or modification would not materially impact the market for the Company's securities.

     The Company is unable to predict the effect, if any, that future sales of shares of Common Stock or the availability of shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, may have an adverse effect on the market price of the Common Stock. See "Risk Factors--Potential Adverse Effect of Shares Eligible for Future Sale."

                                 UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Keane Securities Co., Inc. is acting as Representative, have severally and not jointly agreed, subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of shares of Common Stock set forth opposite their names below:



                                    Number of Shares of
Underwriter                           Common Stock
---------------------------------   --------------------
Keane Securities Co., Inc  ......
                                        ---------
Total ...........................       2,200,000
                                        =========


     The Underwriters are committed to purchase all the shares of Common Stock offered hereby, if any of such shares of Common Stock are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by their counsel and various other conditions precedent specified therein.

     The Representative has advised the Company that the Underwriters propose initially to offer the Common Stock directly to the public at the initial public offering price per share set forth on the cover page of this Prospectus and that the Underwriters may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD") a selling
concession not in excess of $      per share of Common Stock. Such dealers may
reallow a concession not in excess of $      per share of Common Stock to
certain other dealers who are NASD members. After the commencement of this Offering, the public offering price, concession and reallowance may be changed by the Representative.

     The Representative has advised the Company that it does not expect sales to discretionary accounts by the Underwriters to exceed 5% of the total number of shares of Common Stock offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make. The Company has also agreed to pay to the Representative a non-accountable expense allowance equal to 2% of the gross proceeds derived from the sale of the Common Stock underwritten, of which $50,000 has been paid to date.

     The Company and the Selling Stockholders have granted to the Underwriters an over-allotment option, exercisable during the 45-day period from the date of this Prospectus, to purchase from them up to an additional 230,000 shares and 100,000 shares of Common Stock, respectively, at the initial public offering price per share of Common Stock offered hereby, less the underwriting discount and the non-accountable expense allowance, solely to cover over-allotments, if any, in connection with the sale of the Common Stock offered hereby. See "Principal and Selling Stockholders." To the extent that the Underwriters exercise such option in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the number of the additional shares of Common Stock in proportion to its initial commitment and the Company and the Selling Stockholders will be obligated to sell such shares of Common Stock to the Underwriters.

     In connection with this Offering, the Company has agreed to sell to the Representative, for nominal consideration, warrants to purchase from the Company up to 220,000 shares of Common Stock (the "Representative's Warrants"). The Representative's Warrants are initially exercisable at a price of per share of Common Stock (120% of the initial public offering price per share of Common Stock) for a period of four years, commencing at the beginning of the second year after their issuance and sale, and are restricted from sale, transfer, assignment or hypothecation for a period of 12 months from the date of this Prospectus, except to stockholders and officers of the Representative. The Representative's Warrants provide for adjustment in the number of shares of Common Stock issuable upon the exercise thereof and in the exercise price of the Representative's Warrants as a result of certain events, including subdivisions and combinations of the Common Stock. The Representative's Warrants grant to the holders thereof certain rights of registration with regard to the Common Stock issuable upon exercise thereof.

     All officers and directors of the Company and all current stockholders of the Company and holders of options (including Common Stock underlying options, warrants or other securities exercisable or exchangeable for or convertible into Common Stock) have agreed (i) for a period of 12 months after the date of this Prospectus not to, directly or indirectly, issue, offer, agree or offer to sell, sell, transfer, assign, encumber, grant an option for the purchase or sale of, pledge, hypothecate or otherwise dispose of any beneficial interest in such securities without the prior written consent of the Company and the Representative and (ii) for the 12-month period thereafter, not to sell their shares at a price per share less than (a) the initial public offering price per share or (b) 85% of the initial public offering price per share solely in the case of sales of shares of Common Stock which are issued upon exercise of incentive stock options granted pursuant to the Company's Incentive Plan, and in each case only through the Representative acting as broker. If the shares to be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option are not sold, the Selling Stockholders have agreed not to sell or otherwise transfer their shares for six months following the date of this Prospectus without the consent of the Representative and the Company and for the six-month period thereafter, such holders have agreed not to sell their shares at a price per share less than the initial public offering price per share and only through the Representative acting as broker. An appropriate legend shall be marked on the face of certificates representing all such securities. The Representative has no general policy with respect to the release of shares prior to the expiration of the lock-up period and no present intention to waive or modify any of these restrictions on the sale of Company securities. However, the Representative may in the future consider such waivers or modifications if, in its opinion, such waiver or modification would not materially impact the market for the Company's securities.

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of this Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 330,000 shares of Common Stock, by exercising the over-allotment option referred to above. In addition, the Representative may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in this Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock will be determined arbitrarily by negotiation between the Company and the Representative and will not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value. The factors considered in such negotiations, in addition to prevailing market conditions, will include the history and prospects of the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure, the market for initial public offerings and certain other factors as are deemed relevant.

     The foregoing is a summary of the material terms of the agreements described above and does not purport to be complete. Reference is made to the copies of such agreements which are filed as exhibits to the Registration Statement. See "Additional Information."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Epstein Becker & Green, P.C., New York, New York, and the validity of the shares of Common Stock offered by the Selling Stockholders hereby will be passed upon by Locke Purnell Rain Harrell (A Professional Corporation), Austin, Texas. Orrick, Herrington & Sutcliffe LLP, New York, New York, has acted as counsel to the Underwriters in connection with this Offering.

                                    EXPERTS

     The consolidated financial statements of International Isotopes Inc. and Subsidiary (development stage enterprises) as of December 31, 1996 and for the period from November 1, 1995 (inception) to December 31, 1996 included herein or in the Registration Statement of which this Prospectus forms a part, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon appears herein and elsewhere in this Registration Statement. Such financial statements are included in reliance upon the report of KPMG Peat Marwick LLP, given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits and schedules thereto, certain parts of which having been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto which may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission's Public Reference Section at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system. The address of the Commission's Web site is http/www.sec.gov. The Registration Statement including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR. Descriptions contained in this Prospectus as to the contents of any contract or other documents filed as an exhibit to the Registration Statement are not necessarily complete and each such description is qualified by reference to such contract or document.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent certified public accountants and such other reports as the Company may determine to be appropriate or as may be required by law.

                                   GLOSSARY



Accelerator   ..................   A machine that accelerates charged proton particles to an energy level suitable for causing stable isotopes to be transformed into radioisotopes. Two types of accelerators, the linear accelerators and the cyclotron, are used for the production of radioisotopes.

Alpha particle   ...............   A positively charged nuclear particle identical with the nucleus of a helium atom that consists of two protons and two neutrons and is ejected at a high speed in certain radioactive transformations.

Atom    ........................   The smallest particle of an element that can exist either alone or in combination. Each atom has a nucleus containing protons and neutrons.

Beta particle    ...............   An electron or positron ejected from the nucleus of an atom during radioactive decay.

Cold kit   .....................   A pre-measured, sterilized packaged set of chemicals used by hospitals and clinics to attach a radioisotope to a specific carrier drug according to a procedure furnished by the manufacturer.

Cyclotron  .....................   A type of proton accelerator that accelerates particles along a circular path to produce the energy suitable for transforming a stable isotope into a radioisotope.

Element    .....................   One of the more than 100 fundamental substances constituting all matter, each of which consists of atoms of only one kind.

Half-life  .....................   The time it takes for one-half of the atoms in a radioisotope to decay into another isotope.

Isotope, stable isotope and
enriched stable isotope   ......   An isotope is one of two or more forms of the same element. Each isotope contains the same number of protons but a different number of neutrons in the nucleus of its atom. A stable isotope is a nonradioactive isotope. Stable isotopes are used as targets in accelerators for the production of radioisotopes. An enriched stable isotope is a stable isotope which has been treated to eliminate or minimize the presence of other undesired stable isotopes.

Linear accelerator  ............   A type of proton accelerator that accelerates particles along a linear path to produce the energy required to transform a stable isotope into a radioisotope.

Monoclonal antibody    .........   Single-cell immunoglobulins produced in cells and increasingly used as carriers of drugs to intended destinations.

Neutron    .....................   An uncharged particle within the nucleus of an atom. Neutrons react with stable isotopes in nuclear reactors to create radioisotopes.

Nuclear medicine    ............   A branch of medicine in which radiopharmaceuticals are used as tracers in diagnosing the location and severity of diseases and the functionality of organs through medical imaging devices, and as therapeutics in treating cancers, tumors and organ disorders.

Peptide    .....................   Any of various naturally occurring compounds derived from amino acids and increasingly used as carriers of drugs to intended destinations.

Photon  ........................   Energetic radiation emitted from the nucleus as a radioisotope decays to a stable isotope.

Proton  ........................   A positively charged particle within the nucleus of an atom. Protons react with stable isotopes in accelerators to produce radioisotopes.

Radioisotope  ..................   A radioactive isotope, i.e. an isotope that spontaneously emits alpha or beta rays (streams of alpha or beta particles) by the disintegration of the nuclei of its atoms.

Radiopharmaceutical    .........   A radioisotope coupled with a carrier drug used in nuclear medicine.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (Development Stage Enterprises)


                   Index To Consolidated Financial Statements




                                                                                    Page
                                                                                    -----
Consolidated Financial Statements:
  Report of KPMG Peat Marwick LLP, Independent Auditors .........................   F-2
  Balance Sheet as of December 31, 1996 .........................................   F-3
  Statement of Operations and Accumulated Deficit for the period from
    November 1, 1995 (inception) through December 31, 1996 ......................   F-4
  Statement of Stockholders' Equity for the period from
    November 1, 1995 (inception) through December 31, 1996 ......................   F-5
  Statement of Cash Flows for the period from November 1, 1995 (inception)
    through December 31, 1996 ...................................................   F-6
  Notes to Audited Consolidated Financial Statements ............................   F-7
Consolidated Financial Statements (unaudited):
  Balance Sheet as of March 31, 1997 (unaudited) ................................   F-13
  Statements of Operations for the three months ended
    March 31, 1997 and 1996 and for the period November 1, 1995 (inception)
    through March 31, 1997 (unaudited) ..........................................   F-14
  Statements of Stockholders' Equity for period from November 1, 1995 (inception)
    through March 31, 1997 (unaudited) ..........................................   F-15
  Statements of Cash Flows for the three months ended March 31, 1997 and
    1996 and for the period from November 1, 1995 (inception)
    through March 31, 1997 (unaudited) ..........................................   F-16
  Notes to Consolidated Financial Statements (unaudited) ........................   F-17



All schedules are omitted for the reason that they are not required or not applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
International Isotopes Inc.:

We have audited the accompanying consolidated balance sheet of International Isotopes Inc. and subsidiary (development stage enterprises) (the Company) as of December 31, 1996, and the related consolidated statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from November 1, 1995 (inception) through December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Isotopes Inc. and subsidiary (development stage enterprises) as of December 31, 1996, and the consolidated results of their operations and their cash flows for the period from November 1, 1995 (inception) through December 31, 1996, in conformity with generally accepted accounting principles.



                                     KPMG Peat Marwick LLP


Dallas, Texas
April 4, 1997, except for the first paragraph of note 12, which is as of April 24, 1997

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)

                          Consolidated Balance Sheet

                               December 31, 1996





                                     Assets
                                 -------------
Current assets:
  Cash and cash equivalents ...........................................   $   331,397
  Restricted certificate of deposit (note 4) ..........................       300,000
  Assets held for sale (note 1(e)) ....................................       546,613
  Inventory (note 1(f)) ...............................................       757,498
  Other ...............................................................        10,855
                                                                          -----------
      Total current assets ............................................     1,946,363
Property and equipment, net:
  Land (note 2) .......................................................     1,336,891
  Furniture and equipment (note 3) ....................................       972,922
                                                                          -----------
      Total property and equipment, net ...............................     2,309,813
                                                                          -----------
      Total assets ....................................................   $ 4,256,176
                                                                          ===========
                      Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable ....................................................   $   241,341
  Accrued liabilities .................................................        16,475
  Notes payable to bank (note 4) ......................................     1,850,000
  Notes payable to chairman (note 6) ..................................        20,000
  Payable to lending institution (note 5) .............................       569,454
                                                                          -----------
      Total current liabilities .......................................     2,697,270
Commitments and contingencies (notes 4, 10 and 12)
Stockholders' equity:
  Preferred stock, $1.00 par value; 5,000,000 shares authorized,
    no shares issued and outstanding at December 31, 1996 (note 7) ....            --
  Common stock, $.01 par value; 10,000,000 shares authorized;
    3,766,663 shares issued and outstanding at December 31, 1996
    (notes 2 and 7)                                                            37,667
  Additional paid-in capital ..........................................     2,515,685
  Deficit accumulated during the development stage ....................      (834,446)
  Receivable from stock sales (note 7) ................................      (160,000)
                                                                          -----------
      Total stockholders' equity ......................................     1,558,906
                                                                          -----------
      Total liabilities and stockholders' equity ......................   $ 4,256,176
                                                                          ===========


          See accompanying notes to consolidated financial statements.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)

         Consolidated Statement of Operations and Accumulated Deficit

                    Period from November 1, 1995 (inception)
                           through December 31, 1996


Sale of accelerator components ......................   $   775,102
Cost of sales .......................................       263,440
                                                        -----------
      Gross profit ..................................       511,662
Operating costs and expenses:
  General and administrative ........................        67,193
  Commissions and fees ..............................        95,315
  Consulting fees ...................................       367,749
  Legal and professional fees .......................        59,685
  Salaries and contract labor .......................       109,887
  Rent and security .................................        98,427
  Other .............................................        85,381
                                                        -----------
      Total operating expenses ......................       883,637
                                                        -----------
      Loss from development stage operations ........      (371,975)
Other income (expense):
  Gain on sale of assets held for sale (note 1(e)) ..       336,364
  Interest income ...................................         4,906
  Interest expense (note 4) .........................      (303,741)
  Loan financing fees (note 5) ......................      (750,000)
                                                        -----------
      Loss before extraordinary item ................    (1,084,446)
Extraordinary gain on debt extinguishment (note 5) ..       250,000
                                                        -----------
Net loss and accumulated deficit at December 31, 1996   $  (834,446)
                                                        ===========
Net loss per common share (note 9) ..................   $     (0.22)
                                                        ===========


          See accompanying notes to consolidated financial statements.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)

                 Consolidated Statement of Stockholders' Equity

                Period from November 1, 1995 (inception) through
                                December 31, 1996

                                                                                           Deficit
                                                                                         accumulated
                                            Common stock       Additional      Stock     during the
                                       ----------------------    paid-in     proceeds    development
                                         Shares     Amount       capital    receivable      stage         Total
                                       ----------- ----------  ------------ ------------ ------------ --------------
Shares purchased by founders at par        624,997   $  2,500          --           --           --          2,500
Shares purchased by founders at
 prices other than par ...............     187,923        752         114           --           --            866
Shares issued to chairman as
 payment on notes payable ............   1,250,000      5,000          --           --           --          5,000
Shares issued for service fees to
 stockholders who collateralized
 debt ................................      65,100        260          26           --           --            286
Shares issued for patents ............      25,000        100          --           --           --            100
Shares issued to stockholders for
 services rendered ...................     186,142        745     259,855           --           --        260,600
Shares issued for purchase of
 subsidiary ..........................     827,500      3,310   1,320,690           --           --      1,324,000
Shares issued through private
 placement ...........................     600,001      2,400     957,600     (160,000)          --        800,000
Net loss .............................          --         --          --           --     (834,446)      (834,446)
Effect of 2.5 for 1 stock split ......          --     22,600     (22,600)          --           --             --
                                        ----------  ---------   ----------   ----------   ----------    ----------
Balance, December 31, 1996 ...........   3,766,663   $ 37,667   2,515,685     (160,000)    (834,446)     1,558,906
                                        ==========  =========   ==========   ==========   ==========    ==========

          See accompanying notes to consolidated financial statements.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)


                      Consolidated Statement of Cash Flows


                Period from November 1, 1995 (inception) through
                                December 31, 1996

Cash flows from operating activities:
 Net loss ..........................................................   $  (834,446)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization ....................................         1,660
  Gain on sale of assets ...........................................      (336,364)
  Services compensated by stock issuance ...........................       260,886
  Changes in operating assets and liabilities:
   Other assets ....................................................       (10,855)
   Inventory .......................................................      (757,498)
   Accounts payable ................................................       241,341
   Accrued liabilities .............................................        16,475
                                                                       -----------
     Net cash used in operating activities .........................    (1,418,801)
                                                                       -----------
Cash flows from investing activities:
 Purchase of certificate of deposit ................................      (300,000)
 Purchase of assets for resale and equipment held for operations ...    (1,888,673)
 Proceeds from sale of assets held for sale, net of related expenses       691,051
                                                                       -----------
     Net cash used in investing activities .........................    (1,497,622)
                                                                       -----------
Cash flows from financing activities:
 Proceeds from issuance of notes payable to chairman ...............       120,000
 Proceeds from sale of common stock ................................       803,366
 Proceeds from issuance of debt ....................................     4,750,000
 Principal payments on notes payable ...............................    (2,330,546)
 Payments on notes payable from chairman ...........................       (95,000)
                                                                       -----------
     Net cash provided by financing activities .....................     3,247,820
                                                                       -----------
Net increase in cash and cash equivalents ..........................       331,397
Cash and cash equivalents at beginning of period ...................            --
                                                                       -----------
Cash and cash equivalents at end of period .........................   $   331,397
                                                                       ===========
Supplemental disclosure of cash flow activities:
 Cash paid for interest (note 5) ...................................   $   295,425
                                                                       ===========
 Cash paid for financing fees (note 5) .............................   $   500,000
                                                                       ===========
Supplemental disclosure of noncash transactions:
 Conversion of notes payable to common stock (note 6) ..............   $     5,000
                                                                       ===========
 Acquisition of subsidiary through issuance of common stock (note 2)   $ 1,324,000
                                                                       ===========
 Acquisition of patent through issuance of common stock ............   $       100
                                                                       ===========

          See accompanying notes to consolidated financial statements.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)

                   Notes to Consolidated Financial Statements
                                December 31, 1996

(1) Organization and Summary of Significant Accounting Policies

     (a) Description of Business


     International Isotopes Inc. (the Company) was incorporated in Texas in November 1995 as Applied Isotope Products Corporation. The Company changed its name to International Isotopes Inc. in January 1997. The Company is a development stage enterprise which has acquired the technology, proprietary designs and intellectual property for the design and assembly of a proton linear accelerator (LINAC) to produce radioisotopes used in nuclear medicine for the detection and treatment of various forms of cancer and other diseases. In addition, the Company intends to manufacture and develop accelerators, diagnostic scanners, and proton/neutron therapy equipment. The majority of these assets were purchased in May 1996 from the State of Texas through a competitive bidding process arising from the termination of the government funded Superconducting Super Collider (SSC) project. The Company also owns 100% of the outstanding common shares of Gazelle Realty, Inc. which owns 20 acres of land on which the facility for the LINAC will be constructed and 1.6 acres of land on which the administration manufacturing, research and development building will be constructed.

     The Company has devoted substantially all of its efforts since inception to the acquisition of the LINAC and related assets and to raising capital and other organizational activities. The operating revenues to date have been limited to the sales of accelerator components purchased from the State of Texas which will not be a significant source of revenues when and if the Company achieves full operations. Additionally, the Company has derived operating capital from the sales of assets held for sale. The Company has recently financed its operations through a private placement of its equity securities (see note 7) and contemplates an initial public offering (the Offering). The Company will continue to sell the remaining assets held for sale and utilize the inventory of accelerator components in the manufacturing of products for sale to generate operating capital. The Company is also applying for a low cost state or federal loan. In addition, certain officers and directors have noted their ability and intent to finance the Company's operations through January 1, 1998.

     To date, the Company's product sales has consisted only of accelerator components acquired from the State of Texas. The Company has not manufactured any linear accelerator or radioisotope products and there can be no assurance that the Company will be able to manufacture or market its products in the future, that future revenues will be significant, that any sales will be profitable, or that the Company will have sufficient funds available to manufacture or market its products. The Company's proposed radioisotope production facility is also subject to extensive government regulations. Further, the Company's future operations are dependent on the success of the Company's commercialization efforts and market acceptance of its products. However, during the next year the Company has the ability to delay its expenditures relating to the construction of the manufacturing facilities and the hiring of employees until adequate capital is obtained.


 (b) Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gazelle Realty, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

     During the period from November 1, 1995 (inception) through December 31, 1995 the activity of the Company was limited to the Chairman's funding expenses totaling $15,240 for the Company. No shares were issued for cash until 1996. Accordingly, consolidated financial statements as of and for the two months ended December 31, 1995 have not been separately presented.

 (c) Financial Instruments and Cash Equivalents

     The Company's financial instruments consist of cash equivalents, a restricted certificate of deposit, accounts payable and accrued liabilities and notes payable. The carrying value of these financial instruments approximates fair value because of their short term nature or because they bear interest at rates which approximate market rates.

     Cash equivalents of $205,847 at December 31, 1996 represent money market accounts. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)
                   Notes to Consolidated Financial Statements


(1) Organization and Summary of Significant Accounting Policies (Continued)

 (d) Furniture and Equipment

     Furniture and equipment are stated at cost less accumulated depreciation. The majority of the assets owned by the Company represent assets acquired from the terminated Superconducting Super Collider project. A portion of assets will be retained for the construction of the LINAC. The remainder of the assets were acquired with the intention of being sold for operating capital and are classified as assets held for sale.

     Depreciation on equipment held for operations is computed using the straight line method. Office furniture and equipment in service are being depreciated over 3 to 5 years. LINAC assets will be depreciated over their estimated economic life upon being placed in service.

 (e) Assets Held for Sale

     Assets held for sale consist primarily of excess accelerator, mechanical and test equipment acquired from the terminated Superconducting Super Collider project and are carried at the lower of cost or fair value less cost to sell. These assets are being disposed of through private sales and auctions. During the period from November 1, 1995 (inception) through December 31, 1996, the Company sold for cash assets held for sale with a book value of $354,687 resulting in a gain on sale of $336,364. The remaining assets held for sale are expected to be sold during 1997.

 (f) Inventory

     Inventory consists of accelerator components held for sale stated at lower of cost or market. Cost is determined using the first-in first-out method.

 (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (h) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (i) Impairment of Long-Lived and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)
                   Notes to Consolidated Financial Statements


(1) Organization and Summary of Significant Accounting Policies (Continued)

 (j) Stock Option Plan

     The Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. This SFAS superseded certain provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

     Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company intends to elect to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 for its granted employee stock options. These standards will not be implemented until the proposed stock option plan is effective.

(2) Acquisition of Subsidiary


     On December 13, 1996, the Company acquired all of the outstanding stock of Gazelle Realty, Inc. (Gazelle) in exchange for 827,500 shares of the Company's common stock valued at $1.60 per share. The value of the Company's common stock was determined based on recent stock transactions at the time of acquisition. Such fair value is not in excess of the estimated fair value of the real estate held by Gazelle. The acquisition was accounted for using fair value of the stock for the property, similar to a purchase. Gazelle's sole asset is land valued at $1,336,891 including $12,891 in survey and appraisal costs incurred by the Company during the acquisition. Gazelle has no additional tangible or intangible assets or liabilities and no operating activity.

     The Company also acquired a three-year option to purchase approximately 60 additional acres of land adjacent to the property held by Gazelle for approximately $3.7 million. No consideration was exchanged for this option.


(3) Furniture and Equipment

    Furniture and equipment is summarized as follows at December 31, 1996:

  Furniture and equipment    ...........................    $ 24,890
  LINAC assets   .......................................     949,492
                                                            --------
                                                             974,382
  Less accumulated depreciation and amortization  ......      (1,460)
                                                            --------
    Furniture and equipment, net   .....................    $972,922
                                                            ========

(4) Notes Payable to Bank

    Notes payable to bank as of December 31, 1996, consisted of the following:




  15% Note payable to a bank, secured by substantially all of the assets of the Company, including a restricted certificate of deposit and collateral and personal guarantees of certain officers and stockholders. A quarterly principal payment of $95,589 was made on March 16, 1997. Remaining quarterly payments of $250,000 are due until December 16, 1997 when the remaining balance
    is due and payable ............................................................   $ 1,750,000
  7% Note payable to bank, secured by collateral owned by a stockholder, due
    January 17, 1997. Subsequently renewed until July 17, 1997 at the same
    interest rate.  ...............................................................       100,000
                                                                                      ------------
                                                                                        1,850,000
                                                                                      ============

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)
                   Notes to Consolidated Financial Statements


(4) Notes Payable to Bank (Continued)

     Proceeds of the $1,750,000 note payable were primarily used to pay off the remaining balance of a previous note payable to a lending institution (note 5).


     The Company guarantees stockholders for assets owned by the shareholders pledged as collateral on the above notes. These guarantees totaled $300,000 at December 31, 1996.


(5) Payable to Lending Institution

     In May 1996, the Company obtained $2,900,000 from a lending institution to fund the acquisition of assets of the terminated Superconducting Super Collider project from the State of Texas and related acquisition costs. The loan was secured by all of the assets of the Company as well as certain collateral personally owned by certain shareholders. Under the terms of the financing agreement the principal plus fixed interest of $290,000 was due to have been paid from proceeds of sales of assets held for sale by September 3, 1996. An additional minimum profit sharing fee of $750,000 was due to have been paid from additional proceeds of sales of assets held for sale by November 3, 1996. During 1996, proceeds from the sale of assets held for sale and inventory totaling $1,428,787 were applied to the loan balance.

     On December 16, 1996, the Company obtained alternate financing from a note payable to a bank (note 4) to pay off the remaining outstanding principal balance of $1,471,213 under the original $2,900,000 note payable to the lending institution plus interest, minimum additional profit sharing and legal fees. A compromise, settlement, and release agreement was obtained from the lending institution effective December 31, 1996. The unpaid balance due to the lending institution of $569,454 at December 31, 1996 was paid by January 3, 1997.

     In negotiating the settlement, the initial minimum profit sharing fee of $750,000 was reduced by $250,000 to $500,000. This reduction has been recorded as an extraordinary item.

(6) Notes Payable to Related Party

     The Company has received various cash advances totaling $120,000 from the Company's Chairman in the form of notes payable bearing interest at 10%. The notes payable had been reduced to $20,000 at December 31, 1996 due to cash payments from the Company of $95,000 and conversion of notes payable to 1,250,000 shares of common stock valued at $0.004 per share and aggregating $5,000.


(7) Stockholder's Equity (Deficit)


     Common stock--Under the terms of the original Articles of Incorporation and By-Laws in effect at December 31, 1996, the Company was authorized to issue 10,000,000 shares of common stock, par value $.01 per share. Restated Articles of Incorporation and By-Laws, adopted by the Company effective March 20, 1997, increased the authorized shares to 20,000,000. Under the Restated Articles of Incorporation and By-Laws, the holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the common stockholders. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available for them. In the event of liquidation, dissolution or winding-up of the company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

     Stock Options --The Company has proposed a stock option plan whereby a maximum of 10% of the Company's common stock outstanding will be set aside as common stock options for officers and employees of the Company exercisable at no less than 85% of market value. As of December 31, 1996, the plan had not been finalized and no options had been granted.

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)
                   Notes to Consolidated Financial Statements


(7) Stockholder's Equity (Deficit) (Continued)

     Due from Stockholders--During December 1996, the Company issued 100,000 shares of common stock upon receipt of signed subscription agreements relating to a private placement of the Company's common stock at $1.60 per share resulting in amounts due from stockholders of $160,000 at December 31, 1996. Such amounts were received in January, 1997.

     Issuances of common stock involving noncash consideration were based on the fair value of the stock at the time services were rendered or assets acquired.

     Preferred Stock --Under the terms of the original Articles of Incorporation and By-Laws in effect at December 31, 1996, the Company was authorized to issue 5,000,000 shares of Preferred Stock, par value $1.00 per share. No shares of $1.00 par Preferred Stock were issued. Restated Articles of Incorporation and By-Laws, adopted by the Company effective March 20, 1997, changed the par value of Preferred Stock to $.01 and revised certain voting rights. Under the Restated Articles of Incorporation and By-Laws, Preferred Stock may be issued in series from time to time at the discretion of the Board of Directors. The Board of Directors is authorized to set the distinguishing characteristics of each series prior to issuance, including the granting of limited or full voting rights, rights to payment of dividends and amounts payable in event of liquidation, dissolution or winding up of the Company. No shares of serial preferred stock have been issued.

     Common Stock Split --The Company's Board of Directors declared a 2.5-for-1 stock split of the Company's common stock effective March 15, 1997. All share and per share data, including stock option information, is presented in the accompanying consolidated financial statements to reflect the stock split on a retroactive basis. There was no change to the number of shares authorized.

(8) Income Taxes

     For the period from November 1, 1995 (inception) through December 31, 1996, the Company recorded no provision for income taxes because of its inability to utilize its operating losses and the creation of net operating loss carryforwards.

     The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1996 are presented below:

Deferred tax assets:
 Net operating loss carryforwards ...................................   $  18,243
 Costs expensed for financial reporting purposes not deducted for tax     125,035
 Basis difference of property and equipment .........................     140,434
                                                                        ---------
    Total gross deferred tax assets .................................     283,712
 Less valuation allowance ...........................................    (283,712)
                                                                        ---------
    Net deferred taxes ..............................................   $      --
                                                                        =========

     At December 31, 1996, the Company has net operating loss carryforwards of $53,655 which are available to offset future federal taxable income, if any, through 2011.

     Due to the fact that the Company is in the beginning stages of business operations and the uncertainty of future income generation, a valuation allowance of $283,712 has been established to fully offset the potential deferred tax asset.

(9) Net Loss per Common Share


     Per share information was calculated based on net loss available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. Pursuant to the Securities and Exchange Commission (SEC) staff accounting bulletin and SEC Staff policy, common stock issued during the

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)
                   Notes to Consolidated Financial Statements


(9) Net Loss per Common Share (Continued)

twelve-month period prior to the proposed initial public offering for consideration below the assumed initial public offering price have been included in the calculation of weighted average number of shares as if they were outstanding for all periods presented. Accordingly, common shares outstanding of 3,766,663 at December 31, 1996 were used in the calculation of net loss per common share.

(10) Lease Commitments

     The Company leases office space and certain office equipment under operating leases expiring at various dates through 2001. Rental expense under such leases for the period from November 1, 1995 (inception) through December 31, 1996 was $53,800.

     Future minimum commitments as of December 31, 1996 under noncancelable operating leases are as follows:

  1997   .................................   $ 60,580
  1998   .................................     37,740
  1999   .................................     22,560
  2000   .................................      6,000
                                            ---------
      Total minimum lease payments  ......   $126,880
                                            =========

(11) Related Party Transactions


     During 1996, the Company issued 186,143 shares of common stock valued at $260,600 to various stockholders and affiliates for consulting services. In addition, the Company issued 21,700 shares each to two board members and a stockholder as compensation for providing collateral on notes payable (see note
4).


(12) Subsequent Events


     On January 3, 1997, the Company transferred funds to fully pay the balance due to lending institution of $569,454. The funds were obtained from proceeds of a note payable to a bank of $242,000 and cash reserves of the Company of $327,454. The note payable, due April 24, 1997, bears interest at 7.05% and is secured by personal collateral of a stockholder. Also, in January 1997, the Company received $160,000 from the receivable from stock sales which occurred in December, 1996 of which $80,000 was applied to the principal of the $242,000 note payable to bank. On April 24, 1997, the due date on the remaining principal of $162,000 and interest on the note was extended for 30 days.

     In January 1997, the Company issued 62,500 shares of common stock through private placement for proceeds of $100,000. This transaction completed the private placement which aggregated issuance of 662,501 shares of common stock and proceeds of $1,060,000.

     On January 14, 1997, the Company obtained a $500,000 revolving line of credit from a bank bearing interest at a variable rate of 1% over prime (prime at December 31, 1996 was 8.25%). The loan is personally guaranteed by two directors and is due and payable March 15, 1998. As of March 31, 1997 the Company had drawn $400,000 under this agreement which has been used to fund subsequent operating cash needs of the Company.

     The Company has committed to pay architectural and engineering costs related to the construction of an administrative and manufacturing facility on land owned by the Company. In addition, the Company has committed to purchase steel necessary for the building construction. These commitments total $161,988 at March 31, 1997.


     In January 1997, the Company issued 39,283 shares of common stock to settle an outstanding account payable to a director of $62,852 included in accounts payable at December 31, 1996.

     As of March 31, 1997, the Company had received proceeds of $128,072 from sales of accelerator components with a net book value of $57,679.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)

                           Consolidated Balance Sheets

                                 March 31, 1997

                                  (Unaudited)



                                                                    March 31,
                                                                      1997
                                                                   -----------
                                                                   (unaudited)
                                     Assets
                                     -------
Current assets:
  Cash and cash equivalents ...................................   $    96,396
  Restricted certificate of deposit ...........................       300,000
  Assets held for sale ........................................       546,630
  Inventory ...................................................       699,479
  Prepaids ....................................................       183,853
  Other .......................................................        10,493
                                                                  -----------
      Total current assets ....................................     1,836,851
Property and equipment, net:
  Buildings ...................................................        61,388
  Land ........................................................     1,336,891
  Furniture and equipment .....................................       999,354
                                                                  -----------
      Total property and equipment, net .......................     2,397,633
                                                                  -----------
      Total assets ............................................   $ 4,234,484
                                                                  ===========
                      Liabilities and Stockholders' Equity
                      ------------------------------------
Current liabilities:
  Accounts payable ............................................   $   221,943
  Accrued liabilities .........................................       149,508
  Current portion of notes payable to banks ...................       670,426
  Notes payable to chairman ...................................        20,000
                                                                  -----------
      Total current liabilities ...............................     1,061,877
  Long-term liability--notes payable to banks .................     1,645,985
                                                                  -----------
      Total liabilities .......................................     2,707,862
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized,
    no shares issued and outstanding ..........................            --
  Common stock, $.01 par value; 20,000,000 shares authorized;
    3,868,446 shares issued and outstanding ...................        38,684
  Additional paid-in capital ..................................     3,073,514
  Deficit accumulated during the development stage ............    (1,189,582)
  Treasury stock receivable, 247,496 shares at fair value .....      (395,994)
                                                                  -----------
      Total stockholders' equity ..............................     1,526,622
                                                                  -----------
      Total liabilities and stockholders' equity ..............   $ 4,234,484
                                                                  ===========


     See accompanying notes to unaudited consolidated financial statements.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)

                      Consolidated Statements of Operations
                                   (Unaudited)



                                                        Three months          Period from
                                                       ended March 31      November 1, 1995
                                               -------------------------- (inception) through
                                                                               March 31,
                                                  1997             1996          1997
                                               -----------    -----------    -----------
Sale of accelerator components .............   $   128,072           --      $   903,174
Cost of sales ..............................        65,656           --          329,096
                                               -----------    -----------    -----------
      Gross profit .........................        62,416           --          574,078
Operating costs and expenses:
  General and administrative ...............        63,422           --          130,615
  Commissions and fees .....................          --             --           95,315
  Consulting fees ..........................         3,459           --          371,208
  Legal and professional fees ..............         1,227           --           60,912
  Salaries and contract labor ..............       199,979          5,752        309,866
  Rent and security ........................        46,740           --          145,167
  Other ....................................        19,832          8,700        105,213
                                               -----------    -----------    -----------
      Total operating expenses .............       334,659         14,452      1,218,296
                                               -----------    -----------    -----------
      Loss from development stage operations      (272,243)       (14,452)      (644,218)
Other income (expense):
  Gain on sale of assets held for sale .....          --             --          336,364
  Interest income ..........................           423           --            5,329
  Interest expense .........................       (83,316)          --         (387,057)
  Loan financing fees ......................          --             --         (750,000)
                                               -----------    -----------    -----------
      Loss before extraordinary item .......      (355,136)       (14,452)    (1,439,582)
Extraordinary gain on debt extinguishment ..          --             --          250,000
                                               -----------    -----------    -----------
Net loss ...................................   $  (355,136)   $   (14,452)   $(1,189,582)
                                               ===========    ===========    ===========
Net loss per common share ..................   $     (0.09)
                                               ===========
Shares used to compute net loss per share ..     3,944,002
                                               ===========


     See accompanying notes to unaudited consolidated financial statements.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)

                Consolidated Statements of Stockholders' Equity

                Period from November 1, 1995 (inception) through
                                March 31, 1997



                                                                                                       Deficit
                                                                                                     accumulated
                                                             Additional      Stock      Treasury      during the
                                           Common stock        paid-in     proceeds       stock      development
                                        Shares     Amount      capital    receivable   receivable       stage           Total
                                      ----------- ---------- ------------ ------------ ------------ --------------- --------------
Shares purchased by founders
 at par                                 624,997   $    2,500           --           --           --            --         2,500
Shares purchased by founders
 at prices other than par               187,923          752          114           --           --            --           866
Shares issued to chairman as
 payment on notes payable             1,250,000        5,000           --           --           --            --         5,000
Shares issued for service fees
 to stockholders who
 collateralized debt ..........          65,100          260           26           --           --            --           286
Shares issued for patents                25,000          100           --           --           --            --           100
Shares issued to stockholders
 for services rendered                  186,142          745      259,855           --           --            --       260,600
Shares issued for purchase of
 subsidiary ...................         827,500        3,310    1,320,690           --           --            --     1,324,000
Shares issued through private
 placement                              600,001        2,400      957,600     (160,000)          --            --       800,000
Net loss ......................                           --           --           --           --      (834,446)     (834,446)
Effect of 2.5 for 1 stock split              --       22,600      (22,600)          --           --            --            --
                                     ----------   ----------   ----------   ----------   ----------    ----------    ----------
Balance, December 31, 1996            3,766,663       37,667    2,515,685     (160,000)          --      (834,446)    1,558,906
Collection of receivable for
 shares issued (unaudited) ....              --           --           --      160,000           --            --       160,000
Shares issued through private
 placement (unaudited)                   62,500          625       99,375           --           --            --       100,000
Shares issued to director for
 services rendered
 (unaudited)                             39,283          392       62,460           --           --            --        62,852
Contribution of shares by
 founders (unaudited)                        --           --      395,994           --     (395,994)           --            --
Net loss (unaudited) ..........              --           --           --           --           --      (355,136)     (355,136)
                                     ----------   ----------   ----------   ----------   ----------    ----------    ----------
Balance, March 31, 1997
 (unaudited)                          3,868,446   $   38,684    3,073,514           --     (395,994)   (1,189,582)    1,526,622
                                     ==========   ==========   ==========   ==========   ==========    ==========    ==========


     See accompanying notes to unaudited consolidated financial statements.

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)

                     Consolidated Statements of Cash Flows

                                  (Unaudited)



                                                                             Three months                Period from
                                                                            ended March 31            November 1, 1995
                                                                   --------------------------------   (inception) through
                                                                                                          March 31,
                                                                       1997             1996                1997
                                                                   ---------------   --------------   --------------------
Cash flows from operating activities:
 Net loss    ...................................................    $  (355,136)      $  (14,452)        $  (1,189,582)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization   ..............................          1,821               --                 3,481
  Gain on sale of assets    ....................................             --               --              (336,364)
  Services compensated by stock issuance   .....................         62,852               --               323,738
  Changes in operating assets and liabilities:
   Other assets    .............................................            362           (1,110)              (10,493)
   Prepaids  ...................................................       (183,853)         (10,000)             (183,853)
   Inventory    ................................................         58,019               --              (699,479)
   Accounts payable   ..........................................        (19,398)           7,902               221,943
   Accrued liabilities   .......................................        133,033               --               149,508
                                                                    -----------       ----------         -------------
     Net cash used in operating activities    ..................       (302,300)         (17,660)           (1,721,101)
Cash flows from investing activities:
 Purchase of certificate of deposit  ...........................             --               --              (300,000)
 Building construction costs   .................................        (61,388)              --               (61,388)
 Purchase of assets for resale and furniture and equipment
  held for operations    .......................................        (28,203)              --            (1,916,876)
 Proceeds from sale of assets held for sale, net of related
  expenses   ...................................................             --               --               691,051
                                                                    -----------       ----------         -------------
     Net cash used in investing activities    ..................        (89,591)              --            (1,587,213)
                                                                    -----------       ----------         -------------
Cash flows from financing activities:
 Proceeds from issuance of notes payable to chairman   .........             --           10,760               120,000
 Proceeds from sale of common stock  ...........................        260,000            7,266             1,063,366
 Proceeds from issuance of debt   ..............................        642,000               --             5,392,000
 Principal payments on notes payable    ........................       (745,110)              --            (3,075,656)
 Payments on notes payable from chairman   .....................             --               --               (95,000)
                                                                    -----------       ----------         -------------
     Net cash provided by financing activities   ...............        156,890           18,026             3,404,710
                                                                    -----------       ----------         -------------
Net increase in cash and cash equivalents  .....................       (235,001)             366                96,396
Cash and cash equivalents at beginning of period    ............        331,397               --                    --
                                                                    -----------       ----------         -------------
Cash and cash equivalents at end of period    ..................    $    96,396       $      366         $      96,396
                                                                    ===========       ==========         =============
Supplemental disclosure of cash flow activities:
 Cash paid for interest  .......................................    $    57,515       $       --         $     352,940
                                                                    ===========       ==========         =============
 Cash paid for financing fees  .................................    $     5,045       $       --         $     505,045
                                                                    ===========       ==========         =============
Supplemental disclosure of noncash transactions:
 Conversion of notes payable to common stock  ..................    $        --       $       --         $       5,000
                                                                    ===========       ==========         =============
 Acquisition of subsidiary through issuance of common
  stock   ......................................................    $        --       $       --         $   1,324,000
                                                                    ===========       ==========         =============
 Acquisition of patent through issuance of common stock   ......    $        --       $       --         $         100
                                                                    ===========       ==========         =============


     See accompanying notes to unaudited consolidated financial statements.

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)

                   Notes to Consolidated Financial Statements
                      March 31, 1997 and 1996 (Unaudited)


(1) Basis of Presentation

     The unaudited consolidated financial statements included herein have been prepared by International Isotopes Inc. (the Company), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the 1996 consolidated financial statements and notes thereto.

     In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited consolidated financial statements and contain adjustments, all of which are of a normal recurring nature, necessary to present fairly its financial position as of March 31, 1997 and its results of operations and cash flows for the three months ended March 31, 1997 and 1996 and for the period November 1, 1995 (date of inception) to March 31, 1997. Interim results are not necessarily indicative of results for the full fiscal year.

     The Company effected a 2.5-to-1 stock split of its common stock on March 15, 1997. All common share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock split.


(2) Net Loss Per Share Attributable to Common Stockholders

     Net loss per share attributable to common stockholders is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 83, common stock issued for consideration below the assumed IPO price and warrants exercised, warrants granted and stock options granted with exercise prices below the IPO price during the 12-month period preceding the date of the initial filing of the registration statement, even when antidilutive, have been included in the calculation of common equivalent shares, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented.

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)
                   Notes to Consolidated Financial Statements


(3) Notes Payable to Banks

     Notes payable to bank consisted of the following:




                                                                                               March 31,
                                                                                                 1997
                                                                                             ------------
                                                                                              (unaudited)
  15% note payable to a bank, secured by substantially all of the assets of the Company, including a restricted certificate of deposit and collateral and personal guarantees of certain officers and stockholders. A quarterly principal payment of $95,589 was made on March 16, 1997 and a principal payment of $2,218 was made in April 1997. The
    remaining balance was refinanced on May 19, 1997. (See note 6)   .....................     1,654,411
  7% Note payable to bank, secured by collateral owned by a stockholder, due July 17, 1997       100,000
  7.05% Note payable to a bank, secured by personal collateral of a stockholder, due on April 24, 1997. Subsequently renewed until July 17, 1997. A principal payment of
    $62,000 was made at time of renewal ..................................................       162,000
  1% over prime $500,000 revolving line of credit from a bank. The loan is personally guaranteed by two directors and is due and payable March 15, 1998. On May 19, 1997,
    the outstanding principal and interest on this note was paid in full.  ...............       400,000
                                                                                              ----------
                                                                                               2,316,411
  Less current portion  ..................................................................       670,426
                                                                                              ----------
  Long-term debt  ........................................................................     1,645,985
                                                                                              ==========



     The Company had the ability and intent to refinance certain of the above indebtedness on a long term basis as evidenced by the debt restructuring disclosed in note 6. Accordingly, the current portion of the above indebtedness has been computed based upon such refinancings.

(4) Common Stock

     Incentive Stock

     In January and March 1997, the Company agreed to issue stock as incentives to three recently hired key employees as follows:

     [bullet] 150,000 shares at a purchase price of $1.60 per share which were issued in June 1997

     [bullet] 150,000 shares at a purchase price of $1.60 per share which are first purchasable at December 31, 1997.

     The Company utilized APB 25 to record the stock transaction whereby the difference between the assumed market price of the stock versus the exercise price at the measurement date was charged to expense over the vesting period. The assumed market value at January 1997 and March 1997 was $1.60 and $2.60, respectively, resulting in a recognition of compensation expense of $78,947 relating to these incentive grants during the first quarter of 1997.

     In April 1997, the Company agreed to issue an additional 20,000 shares of common stock at a purchase price of $1.60 to another key employee scheduled to begin employment July 1997. These shares were issued in June 1997.

     Compensation

     In January 1997, the Company agreed to issue 62,500 shares of stock to each of two directors as compensation for loan guarantees at a purchase price of the then market value of the stock of $1.60 per share. These shares were issued in June 1997.

     The stock issued in June 1997 for incentive stock and compensation, as noted above, resulted in amounts due to the Company from the issuees of $472,000.

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                         (development stage enterprises)
                   Notes to Consolidated Financial Statements


(5) Treasury Stock Receivable

     In October 1996, the Company's founders agreed to contribute shares of common stock to the Company to be used as incentive stock for key employees. In January 1997, the founders committed to contribute 247,496 shares of common stock with an assumed market value of $1.60 per share to the Company. The shares were delivered to the Company in April 1997. These shares were accounted for as a capital contribution at the measurement date at the assumed market value of $1.60 per share.

(6) Subsequent Events

     Approval of Initial Public Offering

     On April 23, 1997, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell approximately 2,200,000 shares (2,430,000 shares by the Company if the underwriters' over-allotment option is exercised in full) of its common stock.

     Debt Restructuring

     In April 1997, the Company drew an additional $100,000 under its revolving line of credit bringing the outstanding balance of this note to $500,000. All outstanding principal and interest on this note was subsequently paid in full in May 1997.

     As of May 19, 1997, the Company entered into a master loan agreement for the following:

   [bullet] A revolving loan with a line of credit of $619,000 bearing interest at prime due November 19, 1997. As of June 4, 1997, $607,143 had been drawn on this line of credit.

   [bullet] A $1,652,193 term loan bearing interest at prime, due November 19, 2004, which refinanced the outstanding balance of an existing note payable. Interest is payable monthly through November 19, 1997 and principal and interest payments are due monthly beginning December 19, 1997.

   [bullet] A $928,000 interim construction loan due February 19, 2018.
     Principal and interest payments are due monthly beginning March 19, 1998. As of June 4, 1997, $56,819 had been drawn under this agreement to fund the construction of the administration, manufacturing, research and development building.

     These notes are secured by substantially all of the assets of the company, including land and equipment, as well as, letters of credit from four directors, personal guarantees of two directors, a certificate of deposit and the assignment of a life insurance policy on the life of the Chairman. Interest on the term and interim construction loans is based upon the combined outstanding balances of all of the above notes as follows; prime plus 1% when combined outstanding balances are below $150,000, prime plus 0.5% when combined outstanding balances are between $150,000 and $300,000, and prime when combined outstanding balances exceed $300,000. Interest payments are due monthly beginning June 19, 1997.

     Construction Commitment

     In May 1997, the Company signed an agreement with a contractor to begin construction of the administration, manufacturing, research and development building for an estimated cost of $900,000.

     Stock Option Plan

     In May 1997, the Company finalized, and the Board of Directors approved, the terms of its 1997 Long Term Incentive Plan (the "Plan") whereby not more than 600,000 shares of the Company's common stock may be awarded to employees, directors, and consultants as designated by the Company. Under the terms of the Plan, the Board may designate the participants to whom stock options are to be awarded and the vesting terms of the awards. On May 1, 1997 effective with the approval of the Plan, 215,000 options exercisable ratably over a three year period were granted to various employees under the Plan with an exercise price of 85% of the initial public offering price

                  INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                        (development stage enterprises)
                   Notes to Consolidated Financial Statements


(6) Subsequent Events (Continued)


(contingent upon the approval of the initial public offering). These options are exercisable ratably over a three year period based upon the awarded employees' employment commencement dates.

     Additional options with similar terms for 30,000 common shares were approved for grant to two additional persons upon employment anticipated to begin July 1997.

     Bridge Financing

     On June 4, 1997, the Company obtained a $1,500,000 bridge loan commitment, (from which $500,000 was borrowed on June 4, 1997) from a company related to a director at a rate of 10%. Principal and interest on the unsecured loan is due in full on June 1, 1999.

     Concurrent with the bridge financing loan, the Company entered into a consulting agreement to obtain bridge financing whereby the Company is required to award options to purchase 30,000 shares of the Company's common stock for every $500,000 drawn on the bridge financing loan up to a maximum of 90,000 shares (or one share for each $16.667 advanced to the Company in the event of draws in increments other than $500,000). The options are exercisable for a period beginning 30 days from the closing of the initial public offering at a per share price equal to 85% of the initial public offering price (contingent upon the completion of the initial public offering) and ending three years thereafter in accordance with the Plan.

            [ARTIST'S RENDERING OF RADIOISOTOPE PRODUCTION FACILITY]





     Architect's rendering of the Company's 40,000 square foot Radioisotope Production Facility to be constructed according to FDA specifications in the North Texas Research Center in Denton, Texas, which will house the Company's LINAC where radioisotopes will be produced, processed, assayed, packaged and distributed.





    [DRAWING INDICATING THE COMPANY'S PROXIMITY TO AIRPORTS AND UNIVERSITIES]









     The North Texas Research Center, located in Denton, Texas, is strategically located adjacent to a principal highway and is approximately 24 miles from the Dallas/Fort Worth International Airport and approximately 14 miles from Alliance Industrial Airport. Radioisotopes manufactured by the Company will be packaged for immediate transport by overnight carriers which have distribution hubs at these airports. Most radioisotopes used in nuclear medicine have limited half-lives and the proximity of the Company's facilities to these airports will enable the Company to deliver its radioisotopes and radiopharmaceuticals to most locations in the United States within 12 to 24 hours of production.

================================================================================

       No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof as of which such information is furnished.

                           ---------------------------

                               TABLE OF CONTENTS


                                                        Page
                                                        ----
Prospectus Summary  ..............................        3
Risk Factors  ....................................        9
Use of Proceeds  .................................       17
Dividend Policy  .................................       18
Capitalization   .................................       19
Dilution   .......................................       20
Selected Consolidated Financial Data  ............       21
Plan of Operation   ..............................       22
Business   .......................................       26
Management .......................................       42
Principal and Selling Stockholders ...............       48
Certain Transactions   ...........................       50
Description of Capital Stock .....................       53
Shares Eligible for Future Sale ..................       54
Underwriting  ....................................       55
Legal Matters ....................................       56
Experts ..........................................       57
Additional Information ...........................       57
Glossary   .......................................       58
Index to Consolidated Financial Statements  ......       F-1



       Until   , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                                2,200,000 Shares


                       [INTERNATIONAL ISOTOPES INC. LOGO]


                          INTERNATIONAL ISOTOPES INC.


                                 Common Stock



                          ----------------------------

                                   PROSPECTUS

                          ----------------------------


                           Keane Securities Co., Inc.






                                        , 1997


================================================================================

                                    PART II

                    Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers.

     As permitted by the Texas Business Corporation Act ("TBCA"), the Company's Restated Articles of Incorporation provide that Registrant will indemnify its officers, directors, employees and agents to the fullest extent permitted by the TBCA against actions that may arise against them in such capacities, and to advance expenses in connection with any such actions. Registrant's Restated Articles of Incorporation provides that directors of Registrant will not be personally liable to Registrant or its stockholders for monetary damages for any act or omission in his capacity as a director except as authorized under the TBCA. The TBCA provides that a corporation may indemnify a person who was, is, or is threatened to be made a named defendant in a proceeding because such person is or was a director if it is determined in accordance with the provisions of the TBCA that the person (i) conducted himself in good faith,
(ii) reasonably believed, in the case of conduct in his official capacity as director, that his conduct was in the corporation's best interests or, in other cases, that his conduct at least was not opposed to the corporation's interests and (iii) in the case of any criminal proceeding, had no reasonable cause to be believe his conduct was unlawful. A director may not be indemnified with respect to a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity, or in which the person is found liable to the corporation. Officers, employees and agents of a corporation are entitled to be indemnified by the corporation as, and to the same extent provided for, directors of the corporation.

     Registrant has applied for directors' and officers' liability insurance with an aggregate policy limit of $5,000,000.

     The form of Underwriting Agreement included as Exhibit 1 provides for indemnification of Registrant under certain circumstances, including indemnification for liabilities under the Securities Act.

Item 25. Other Expenses of Issuance and Distribution.

     The estimated expenses of this Offering, all of which will be paid by Registrant, are as follows:



       SEC Registration Fee .......................................   $  8,467
       National Association of Securities Dealers, Inc. Fee  ......      3,294
       Boston Stock Exchange Listing Fee   ........................      7,500
       Nasdaq Listing Fee   .......................................      6,000
       Accounting Fees and Expenses  ..............................     65,000
       Registrant's Legal Fees and Expenses   .....................    200,000
       Blue Sky Expenses and Counsel Fees  ........................     30,000
       Printing and Engraving Fees   ..............................    100,000
       Transfer Agent and Registrar's Fees and Expenses   .........      5,000
       Miscellaneous Expenses  ....................................     74,739
                                                                      ---------
         Total  ...................................................   $500,000
                                                                      =========


Item 26. Recent Sales of Unregistered Securities.

     In December 1995 and January 1996, Registrant issued an aggregate of 2,062,920 shares of Common Stock at $.004 per share to founders, consisting of
(i) 1,250,000 shares to Ira Lon Morgan, Ph.D., Registrant's Chairman of the Board, in exchange for $5,000 of the principal amount of a loan from Dr. Morgan to Registrant, (ii) 250,000 shares to Virgil L. Simmons, Registrant's Vice President of International Marketing, (iii) 250,000 shares to James K. Eichelberger, a director of Registrant and (iv) 312,920 shares to other founders. These issuances were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) thereunder. In January 1996, Dr. Morgan, Mr. Simmons, Mr. Eichelberger and Jon Starnes (a founder of Registrant) transferred 159,862 shares, 28,224 shares, 28,225 shares and 14,100 shares, respectively, to Homer B. Hupf, Registrant's Vice President of Radiochemistry, who received an aggregate of 57,603 shares in consideration for consulting services relating to the design of the proposed Radioisotope Production Facility, Joe Beaver, Registrant's Vice President of Radioisotope Production, who received an aggregate of 57,603 shares in consideration for consulting services relating to the design and licensing of the Radioisotope Production Facility and Frederick E. Smithline, an individual who received 115,205 shares in consideration for financial consulting services relating to the Company's equipment purchases and Fidelity Loan. The transferees of such shares were also founders of Registrant who, as founders, had access to all material information regarding Registrant of the kind usually provided in a registration statement. Accordingly, the transfers were exempt from registration under the Securities Act pursuant to Section 4(1) thereunder.

     In February 1996, Registrant issued 25,000 shares of Common Stock to Hospital Financial Corporation at a value of $.004 per share in consideration for the assignment of an exclusive license. The issuance of shares to Hospital Financial Corporation was an isolated issuance of securities to an "accredited investor" that bargained for such consideration and had access to Registrant's officers and founders for answers to questions with respect thereto. Accordingly, this transaction was exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In May 1996, Registrant approved, and in November 1996 issued, at a value of $.004 per share, 21,700 shares of Common Stock to Dr. Morgan and 21,700 shares of Common Stock to Mr. Eichelberger in consideration for their respective pledges of $130,000 and $100,000 of personal assets, respectively, as partial collateral for the Fidelity Loan. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In July 1996, Registrant issued, at a value of $.004 per share, 21,700 shares of Common Stock to a Selling Stockholder in this Offering in consideration for such stockholder's pledge of $100,000 of personal assets as collateral for a $100,000 bank loan obtained by Registrant. The issuance of shares to such stockholder was an isolated issuance of securities to an "accredited investor" who, by the nature of her close (non-family) relationship with certain founders, was provided access to material information regarding Registrant required to make an informed investment decision. Accordingly, this issuance was exempt from registration under the Securities Act pursuant to
Section 4(2) thereunder.

     In November 1996, Registrant issued (i) 50,428 shares to Mr. Simmons as compensation for serving as an officer of Registrant, (ii) 35,714 shares of Common Stock to Mr. Eichelberger for financial consulting services, (iii) 50,000 shares of Common Stock to Jon Starnes, a founder of Registrant, for financial consulting services (valued at $70,000) relating to Registrant's equipment loans from Fidelity and Hartland Bank and (iv) 50,000 shares to Denis Bieber, a founder of Registrant and then a director of Registrant, for consulting services (valued at $70,000) relating to developing marketing strategies and Registrant's business plan. All of such shares were valued at $1.40 per share. Mr. Simmons is a founder and key employee of Registrant with access to all material information of the kind usually provided in a registration statement; Mr. Eichelberger is a founder of Registrant and an experienced investor and businessman who currently is a director of Registrant; Mr. Starnes is a founder of Registrant and an experienced investor who, in advising Registrant with respect to financial matters, had access to material information about Registrant; and Mr. Bieber is a founder of Registrant and an experienced investor and former director of Registrant. Accordingly, these several issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In December 1996, Registrant issued 744,750 shares to the stockholders of Gazelle Realty, Inc. in exchange for all of the capital stock of such corporation, of which 372,375 shares were issued to John M. McCormack and 372,375 shares to William W. Nicholson, who were elected directors of Registrant subsequent to this transaction. Registrant also issued 82,750 shares to Mr. Thomas Fouts, a real estate broker, in consideration for acting as real estate broker in such transaction. All of such shares were valued at $1.40 per share. Messrs. McCormack and Nicholson are "accredited investors" with substantial business experience who, by virtue of negotiating the sale of stock of Gazelle Realty to Registrant, had access to material information regarding an investment in Registrant. Mr. Stouts, a real estate broker, has substantial business experience and close business relationships with Messrs. McCormack and Nicholson and, accordingly, also was afforded access to material information regarding Registrant to make an informed investment decision. Accordingly, these issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In November and December 1996, Registrant sold 550,001 shares of Common Stock in a private placement to 15 investors at a purchase price of $1.60 per share, for an aggregate of $880,000. Such investors were "accredited investors" who completed investor questionnaires, subscription agreements and received copies of a private placement memorandum describing the nature of Registrant and the risks associated with an investment therein and were afforded the opportunity to ask questions of and receive answers from Registrant's founders and management. Accordingly, these issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In December 1996, Registrant sold 50,000 shares in a private placement to Susan Jarvis, a Selling Stockholder in this Offering, at a purchase price of $1.60 per share, for an aggregate of $80,000. Such Selling Stockholder is an "accredited investor" who was a stockholder at the time of purchase, and has had substantial previous business dealings with Registrant prior thereto, having pledged personal collateral in connection with a bank loan by Registrant in July 1996. Accordingly, this transaction was exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In January 1997, Registrant sold 62,500 shares of Common Stock in a private placement to 15 investors at a purchase price of $1.60 per share, for an aggregate of $100,000, of which 17,188 shares were purchased by Mr. Eichelberger's spouse. These investors were friends, relatives and associates of Mr. Eichelberger, a founder and director of Registrant, who were provided access to and informed of Registrant's business plan and financial statements. Accordingly, these issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In January 1997, Registrant issued 39,283 shares of Common Stock to Mr. Eichelberger at a value of $1.60 per share in consideration for his assistance in obtaining the Fidelity Loan. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

     In January 1997, seven of Registrant's founding stockholders agreed to contribute, and in April 1997, contributed, an aggregate of 247,496 shares of Common Stock to Registrant. In June 1997, as part of Registrant's incentive stock compensation program, 170,000 of such shares were issued to the following key employees at a purchase price of $1.60 per share: Tommy L. Thompson, Executive Vice President: 50,000 shares (pursuant to a preliminary employment agreement dated January 14, 1997); Jerry M. Watson, Ph.D., Vice President of Manufacturing and Systems Engineering: 25,000 shares (pursuant to a preliminary employment agreement dated January 22, 1997); Carl W. Seidel, President and Chief Executive Officer (pursuant to a preliminary employment agreement dated March 21, 1997): 75,000 shares; and Gaylord King, a prospective employee of the Company (pursuant to a preliminary employment agreement dated April 23, 1997). Also, in June 1997, pursuant to an agreement by the Company on January 22, 1997, in consideration for the personal guarantees by Messrs. McCormack and Nicholson of the Southwest Bank Line of Credit, Registrant sold 62,500 shares of Common Stock to each of Messrs. McCormack and Nicholson at a purchase price of $1.60 per share (comprised of the 77,496 share balance of the 247,496 shares contributed by the founders in April 1997, and an additional 47,504 newly issued shares of Common Stock). The key employees were all insiders who had access to the kind of information provided in a registration statement, and Messrs. McCormack and Nicholson are "accredited investors" with substantial business experience who were directors of Registrant at the time of issuance and, accordingly, also had access to the kind of information provided in a registration statement. As a result, these issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.


     All stock certificates issued in connection with the foregoing transactions were legended to reflect their restricted status.

Item 27. Exhibits

     (a) Exhibits:


EXHIBIT
NUMBER        DESCRIPTION
---------     --------------------------------------------------------------------------------------------
1         -     Form of Underwriting Agreement.*
3.1       -     Copy of Registrant's Restated Articles of Incorporation.*
3.2       -     Copy of Registrant's By-Laws.*
4.1       -     Specimen Common Stock Certificate.
4.2       -     Form of Representative's Warrant Agreement between Registrant and Keane Securities Co.,
                 Inc.*
5.1       -     Opinion by Epstein Becker & Green, P.C., as to legality of the shares of Common Stock offered by the Company.
5.2       -     Opinion of Locke Purnell Rain Harrell (A Professional Corporation), as to legality of the shares of Common Stock offered by the Selling Stockholders.
10.1      -     Copy of Registrant's 1997 Long Term Incentive Plan, including forms of non-qualified stock option agreement, incentive stock option agreement and restricted stock purchase agreement.
10.2      -     Copy of Equipment Lease Agreement dated July 1996 among Registrant, the University of
                 North Texas and North Texas Research Institute.*
10.3      -     Copy of Assignment Agreement dated June 5, 1997 (and effective February 11, 1996)
                 between Registrant and Hospital Financial Corporation.
10.4      -     Intentially omitted.
10.5      -     Intentially omitted.
10.6      -     Copy of Real Estate Option Agreement effective December 13, 1996 among Registrant,
                 Terrano Realty Inc. and NW Realty Inc.
10.7a     -     Copy of Employment Agreement effective November 1, 1995 between Registrant and Ira
                 Lon Morgan, Ph.D.*
10.7b     -     Copy of Addendum to Employment Agreement.
10.8      -     Copy of Employment Agreement effective May 5, 1997 between Registrant and Carl W.
                 Seidel.
11        -     Computation of Per Share Loss.*
21        -     List of Subsidiaries.*
23.1      -     Consent of KPMG Peat Marwick LLP (contained on page II-8).
23.2      -     Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1).
23.3      -     Consent of Locke Purnell Rain Harrell (A Professional Corporation) (included in Exhibit 5.2).
24        -     Power of Attorney (included as part of Signature Page).
27.1      -     Financial Data Schedule as of March 31, 1997.

----------------
 *Previously filed.

Item 28. Undertakings.

     The undersigned Registrant hereby undertakes:

   (1) To file during any period in which offers or sales are being made pursuant to Rule 415 under the Securities Act a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in the total dollar value of securities offered, if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any additional or changed material information on the plan of distribution.

   (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

   (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions of its Restated Articles of Incorporation, its By-Laws, the Texas Business Corporation Act or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant for expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

   (1) For purposes of determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant under Rule 424(b)(1), or
       (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

   (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

     The undersigned Registrant hereby undertakes that if the underwriter(s) in the Offering covered by this Registration Statement enter into transactions with any of the selling security holders named herein, or waive lock-ups applicable to such selling securityholders, then:

     (a) if such transaction or waiver of lock-up relates to not less than 5% nor more than 10% of the registered selling securityholders' securities, the Registrant will file a "sticker" supplement pursuant to Rule 424(c) under the Act relating thereto; and

     (b) if such transaction or lock-up relates to more than 10% of the registered selling securityholders, the Registrant will file a post-effective amendment to the Registration Statement relating thereto.

                     POWER OF ATTORNEY TO SIGN AMENDMENTS

     KNOW ALL MEN BY THESE PRESENTS, that Carl W. Seidel, whose signature appears below does hereby constitute and appoint Ira Lon Morgan and Virgil L. Simmons, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.


                                  SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Austin, State of Texas, on the 1st day of July, 1997.


                                       INTERNATIONAL ISOTOPES INC.



                                       By: /s/ Ira Lon Morgan
                                           ---------------------------------
                                               Ira Lon Morgan
                                               Chairman of the Board and
                                               Treasurer



     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.



       Signature                            Title                       Date
       ---------                            ------                      ----
* IRA LON MORGAN               Chairman of the Board, Treasurer
-------------------------      and Director                          July 1, 1997
  Ira Lon Morgan

/s/ CARL W. SEIDEL             President, Chief Executive Officer
-------------------------      and Director
    Carl W. Seidel             (Principal Executive Officer)         July 1, 1997

* JOAN GILLETT                 Chief Financial Officer (Principal
-------------------------      Financial and Accounting Officer      July 1, 1997
  Joan Gillett

* TOMMY L. THOMPSON            Director                              July 1, 1997
-------------------------
  Tommy L. Thompson

* VIRGIL L. SIMMONS            Director                              July 1, 1997
-------------------------
  Virgil L. Simmons


                                      II-6

        Signature                            Title                       Date
       ---------                            ------                      ----

* JOHN M. MCCORMACK            Director                              July 1, 1997
-------------------------
  John M. McCormack

* WILLIAM W. NICHOLSON         Director                              July 1, 1997
-------------------------
  William W. Nicholson

* JAMES K. EICHELBERGER        Director                              July 1, 1997
-------------------------
  James K. Eichelberger

* ROBERT J. GARY               Director                              July 1, 1997
-------------------------
  Robert J. Gary

* FREDERICK J. BONTE           Director                              July 1, 1997
-------------------------
  Frederick J. Bonte


-----------------------


* By: /s/ Ira Lon Morgan
     ------------------
     Ira Lon Morgan
     Attorney-in-Fact

                                      II-7